                                                Filed Pursuant to Rule 424(B)(1)
                                                      Registration No. 333-78133

                                3,000,000 SHARES

                          [EXCHANGE APPLICATIONS LOGO]

                                  COMMON STOCK

                               ------------------

     Exchange Applications, Inc. is offering 1,000,000 shares of its common stock. The selling stockholders identified in this prospectus are offering an additional 2,000,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is traded on the Nasdaq National Market under the symbol "EXAP". On June 3, 1999, the last reported sale price of our common stock was $26.25.

            INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                                                               PER SHARE                   TOTAL
Public Offering Price.................................           $22.00                 $66,000,000
Underwriting Discounts................................           $ 1.18                 $ 3,540,000
Proceeds, before expenses, to Exchange Applications...           $20.82                 $20,820,000
Proceeds to the selling stockholders..................           $20.82                 $41,640,000

     The selling stockholders intend to grant the underwriters a 30-day option to purchase up to an additional 450,000 shares of our common stock to cover over-allotments.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL VIOLATION.

BT ALEX. BROWN
                HAMBRECHT & QUIST
                               ADAMS, HARKNESS & HILL, INC.
                                                      SOUNDVIEW TECHNOLOGY GROUP

                  THE DATE OF THIS PROSPECTUS IS JUNE 4, 1999.

                         CONTINUOUS CUSTOMER MANAGEMENT
                   OPTIMIZING CUSTOMER VALUE THROUGH PROCESS,
                           APPLICATIONS & TECHNOLOGY

                                   [ART WORK]

[This graphic is a series of diagrams showing the VALEX architecture interfacing with customer databases and customer touchpoints surrounded by figures depicting the functional benefits of VALEX.]

Continuous Customer Management, or CCM, is Exchange Applications' enterprise-wide offering for customer optimization. The CCM solution, including the Company's VALEX software and related consulting and integration services, is designed to enable businesses to:

 - Analyze enterprise-wide databases of customer information for opportunity identification investment

 - Conduct customer planning to prioritize for opportunity identification investment

 - Perform campaign management to execute targeted, real-time and event-triggered customer communications

 - Select the most effective methods of customer interaction

 - Perform measurement and analysis to continuously evaluate and refine marketing campaigns to maximize customer profitability

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Use of Proceeds.............................................   11
Dividend Policy.............................................   11
Price Range of Common Stock.................................   11
Capitalization..............................................   12
Dilution....................................................   13
Selected Consolidated Financial Data........................   14
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   16
Business....................................................   29
Management..................................................   44
Certain Transactions........................................   50
Principal and Selling Stockholders..........................   53
Description of Capital Stock................................   56
Shares Eligible for Future Sale.............................   58
Underwriting................................................   60
Validity of the Common Stock................................   61
Experts.....................................................   61
Where You Can Find More Information.........................   62
Index to Consolidated Financial Statements..................  F-1

                            ------------------------

     Exchange Applications, VALEX, Continuous Customer Management, CCM, Customer Relationship Optimization, Velocity Connect, Model Connect, Metrics Repository and the Exchange Applications logo are trademarks of the Company. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners.

                      [This Page Intentionally Left Blank]

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding Exchange Applications and the common stock being sold in the offering, as well as our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. The terms "Exchange Applications," "we," "us," and "our" refer to Exchange Applications, Inc. and its subsidiaries.

                             EXCHANGE APPLICATIONS

     We are a leading provider of customer optimization software products and services. Our software and services are designed to enable businesses to optimize the value of customer relationships across channels, products and service lines. Our VALEX software and consulting services help companies better understand their customers and prospects, and use that understanding to plan and execute highly targeted marketing campaigns and evaluate their impact.

     We help organizations answer the critical question: "How do we optimize the value we receive from a particular customer in exchange for the dollars invested in that customer?" With that answer, businesses reach promising customer segments through timely campaigns built using VALEX. By providing selected customers with the right offers, at the right times, through the right channels, companies can enjoy measurable returns on their marketing investments as both revenues and customer satisfaction rise.

     Today's increasingly competitive business environment is driving many companies to seek ways to increase profitability through revenue growth. To efficiently grow revenue, many businesses have begun to adopt software applications intended to help them acquire new customers and retain and expand existing customer relationships. To enable this focus on customers, businesses need:

     - an investment allocation methodology to identify profitable customer opportunities;

     - the ability to access and analyze large amounts of customer information;

     - marketing automation and campaign management applications to design and implement effective marketing campaigns;

     - technologies to manage interactions with customers; and

     - the ability to evaluate the effectiveness of investments on current and potential customer profitability.

     We provide a solution called Continuous Customer Management, which includes our VALEX software product and related consulting and integration services. This solution is designed to enable businesses to maximize profitability by:

     - providing a complete view of the relationship between a business and its customers;

     - interfacing with a range of data-mining, reporting, modeling and Web interaction analysis products that access data warehouses to identify high-value customers;

     - providing powerful marketing automation and campaign management software that allows marketers to define and execute highly timely and targeted marketing campaigns and other customer communications;

     - integrating with front-office customer touchpoints, such as call centers, direct mail, sales forces, e-mail and Web sites, to deliver communications to existing and potential customers; and

     - tracking the success or failure of communication streams to ensure more effective investment in customers.

     With our solution, businesses seek to achieve customer relationship optimization, which involves proactively managing the economics of each customer relationship to enable businesses to reach their full profit potential. Through Continuous Customer Management and VALEX, businesses gain an understanding of the economics of customer relationships, measure customer value and provide incentives through campaigns that influence and optimize customer behavior. Our solution offers the following key benefits:

     - Improved Profitability and Revenue Growth. Through the use of our solution, businesses have achieved increased customer retention rates, lower acquisition costs, more efficient cross selling and better customer satisfaction due to more relevant, less intrusive communications.

     - Comprehensive Solution. Our products and services are designed to provide a complete solution for customer optimization. We believe that our combined offering of software, proprietary methodologies and consulting services help businesses implement marketing automation and campaign management software and improve customer profitability quickly and with little risk.

     - Enterprise-wide Customer View. VALEX is designed to enable organizations to access and use all types of information stored in data warehouses. Businesses are therefore not restricted in the scope or type of information used to design customer optimization strategies.

     - Increased Marketing Velocity. VALEX is designed to allow businesses to reduce dramatically the cycle time from planning through design, execution and measurement of campaigns to better respond to competitive and market pressures and to quickly evaluate new campaigns.

     - Open, Extensible Architecture. VALEX is designed to be open, easy-to-use and scaleable across a wide variety of computing environments, and can be integrated with existing hardware and software environments.

     Our objective is to be the leading provider of customer optimization software and solutions. Strategies to achieve this include:

     - extending the technology of VALEX to broaden its capabilities;

     - offering additional customer optimization solutions through internal development and/or acquisition;

     - increasing our focus on industries other than the telecommunications and financial services industries;

     - broadening distribution channels and building additional alliances;

     - expanding global direct sales efforts; and

     - increasing Web-based capabilities.

     We have deployed our solution across many industries, with installations at over 70 different locations in North and South America, Europe and the Pacific Rim. Our customers include Ameritrade, Bell Atlantic, Citigroup, Federal Express, Fidelity Investments, Fleet Bank, Hongkong Telephone, NatWest Bank (U.K.), Nextel, Staples and U S West. Our products and services are distributed through our direct sales force, through re-seller relationships with IBM, NCR and others, and through co-marketing arrangements with companies such as Andersen Consulting, Compaq, Ernst & Young, KPMG, MicroStrategy, PricewaterhouseCoopers, Renaissance Worldwide, SAS Institute and Sun Microsystems.

                                  THE OFFERING

Common Stock offered by the
  Company.....................   1,000,000 shares

Common Stock offered by the
  Selling stockholders........   2,000,000 shares

Common Stock outstanding after
  the offering................   10,825,090 shares

Nasdaq National Market
symbol........................   "EXAP"

Use of Proceeds...............   For general corporate purposes, including
                                 working capital and potential acquisitions.

     This information is based on our shares of common stock outstanding as of May 7, 1999. It excludes:

     - 2,940,104 shares of common stock issuable upon exercise of options outstanding at May 7, 1999 with exercise prices ranging from $0.65 to $19.50 and with a weighted averaged exercise price of $6.73 per share; and

     - 5,766,303 shares of common stock reserved for future grants or issuances under our stock option and stock purchase plans, including those shares issuable upon exercise of options outstanding at May 7, 1999.

                 HISTORICAL BACKGROUND OF EXCHANGE APPLICATIONS

     We began operations in 1994 and were incorporated in Delaware on November 7, 1996. Prior to November 15, 1996, we operated as a division of two entities, Grant & Partners, Inc., or GPI, and Grant & Partners Limited Partnership, or GPLP. GPI was incorporated in June 1993 and was primarily engaged in providing management consulting services. In November 1994, GPI segregated its operations into two business segments: a management consulting practice and a software applications development practice. Management and financial resources were allocated to the development of VALEX by the software development practice group.

     On March 28, 1995, GPI entered into a limited partnership agreement with Cyrk, Inc. to form GPLP with a goal of providing marketing and customer management services for companies in a wide range of industries, including retail, transportation, banking and manufacturing. GPLP operated as two separate divisions: 1) the Exchange Applications division, which focused on marketing program design and execution, customer database construction and software application development; and 2) the Exchange Partners division, which focused on providing a variety of management consulting services for marketing organizations.

     On November 15, 1996, GPLP sold the Exchange Applications division to Exchange Applications, Inc. in exchange for 2,300,000 shares of our preferred stock. We also issued 2,484,375 shares of common stock to certain employees.

     The consolidated financial statements prior to November 15, 1996 represent the financial results of the Exchange Applications division as included in the consolidated financial statements of GPI from January 1, 1995 to March 27, 1995 and of GPLP from March 28, 1995 to November 14, 1996.

     Our principal executive offices are located at 89 South Street, Boston, Massachusetts 02111, and our telephone number is (617) 737-2244.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Consolidated Statement of Operations Data for the year ended December 31, 1996 include the operations of Exchange Applications on a carve-out basis prior to November 15, 1996. During this period, we operated as a separate and substantially independent division of Grant & Partners, Inc. and Grant & Partners Limited Partnership, and focused on developing VALEX and providing integration and consulting services. The pro forma information included in the table below is computed on the basis described in Note 2(c) of the Notes to Consolidated Financial Statements.

                                                                            THREE MONTHS
                                                                               ENDED
                                              YEAR ENDED DECEMBER 31,        MARCH 31,
                                            ---------------------------   ----------------
                                             1996      1997      1998      1998     1999
                                            -------   -------   -------   ------   -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenues............................  $ 6,034   $12,669   $24,776   $4,791   $ 8,320
Gross profit..............................    1,939     5,735    17,755    3,072     6,314
Income (loss) from operations.............   (1,411)   (2,638)     (966)    (470)      423
Net income (loss).........................   (1,606)   (2,613)     (976)    (447)      410
Net income (loss) applicable to common
  stockholders............................   (1,606)   (3,297)   (1,156)    (507)      410
Diluted net income (loss) per share
  applicable to common stockholders.......            $ (1.13)  $ (0.30)  $(0.14)  $  0.04
Diluted weighted average common shares
  outstanding.............................              2,920     3,812    3,539    11,605
Pro forma diluted net loss per share......            $ (0.48)  $ (0.13)  $(0.06)
Pro forma diluted weighted average common
  shares outstanding......................              5,391     7,592    7,319

     The Consolidated Balance Sheet Data has been adjusted to reflect the sale of 1,000,000 shares of common stock offered at the offering price of $22.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

                                                               AS OF MARCH 31, 1999
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents, and marketable securities...........  $18,320      $38,565
Working capital.............................................   21,365       41,610
Total assets................................................   31,574       51,819
Long-term debt, net of current portion......................      111          111
Stockholders' equity........................................   24,730       44,975

                                  RISK FACTORS

     An investment in our common stock is very risky. You should carefully consider the risks described below and the other information in this prospectus before purchasing the common stock.

OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS DIFFICULT.

     We began commercial shipment of the initial VALEX product in July 1996. We were not a separate company until November 1996. Accordingly, we have only a limited operating history for you to evaluate our business. You must consider the risks, expenses and difficulties that an early-stage company like ours faces. These risks include our ability to:

     - successfully respond to competitive developments;

     - continue to upgrade our products and service offerings; and

     - continue to attract, retain and motivate qualified personnel.

WE ONLY RECENTLY BECAME PROFITABLE, AND WE MAY NOT BE ABLE TO REMAIN PROFITABLE.

     We first became profitable in the quarter ended September 30, 1998. However, we had a net loss of approximately $976,000 for the fiscal year ended December 31, 1998. Our revenues have increased in recent fiscal quarters, but we cannot be certain that we will sustain these growth rates, that we will become profitable on an annual basis, or that we will remain profitable on a quarterly basis in the future.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY AND YOU SHOULD NOT RELY ON THEM TO PREDICT OUR FUTURE PERFORMANCE.

     Our quarterly revenues, expenses and operating results may vary significantly from quarter to quarter due to a number of factors. Therefore, you should not rely on period-to-period comparisons of results of operations as an indication of future performance. Moreover, our operating results may fall below market analysts' expectations in some future quarters. This could cause the trading price of our common stock to decline. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for factors that may impact our quarterly results.

OUR BUSINESS MAY SUFFER IF OUR SOLUTIONS ARE NOT ACCEPTED BY NEW CUSTOMERS.

     We currently derive all of our revenues from VALEX licenses and services related to our Continuous Customer Management solution. We anticipate that these sources will continue to account for a majority of our revenues for the foreseeable future. As a result, our business will suffer if the market does not accept our solutions and our future enhancements of these solutions. If demand for our solutions drops as a result of competition, technological change or other factors, our business could be substantially harmed.

     The market for customer optimization software applications is still emerging and it may not continue to grow. Even if the market does grow, businesses may not adopt our solutions. We have spent, and intend to continue to spend, considerable resources educating potential customers about customer optimization software and services in general and about the features and functions of our products and services in particular. However, our solutions may not achieve any additional degree of market acceptance. If the market for our solutions fails to grow or grows more slowly than we currently anticipate, our business would be materially harmed.

WE DEPEND ON A FEW INDUSTRIES FOR MOST OF OUR SALES, AND WE MAY NOT BE SUCCESSFUL IN EXPANDING BEYOND THOSE LIMITED MARKETS.

     A substantial portion of our revenues has been derived from sales to telecommunications companies and financial institutions, including retail banks, credit card issuers and mutual fund companies. We may not continue to be successful in these markets. In addition, we may not be successful in achieving significant market acceptance in other markets that we target.

THE LOSS OF ONE OF OUR LARGEST CUSTOMERS COULD CAUSE OUR REVENUES TO DROP QUICKLY AND UNEXPECTEDLY.

     In fiscal 1998 and in the quarter ended March 31, 1999, our top five customers accounted for 31.3% and 48.9% of total revenues, respectively. We cannot be certain that our current customers will continue to do business with us, that business from existing customers will continue at the levels of previous periods, or that we will be able to do a significant amount of business with new customers. If we lose one of our customers, our revenues could drop more quickly than we could reduce expenses. This could substantially harm our financial results.

WE NEED TO MANAGE OUR GROWTH EFFECTIVELY OR WE MAY NOT SUCCEED.

     We have grown rapidly, with total revenues increasing from $6.0 million in 1996, to $12.7 million in 1997, to $24.8 million in 1998 and we recorded $8.3 million of total revenues for the first three months of 1999. The number of our employees has increased from 47 at December 31, 1996 to 157 at December 31, 1998 and to 174 at March 31, 1999. Our operating and financial systems and the geographic distribution of our operations and customers have also experienced substantial growth over this period. Our future operating results will depend on the ability of our officers and other key employees to continue to implement and improve our operational, customer support and financial control systems, and to expand, train and manage our employee base. Our failure to expand and integrate these areas in an efficient manner could cause our expenses to grow, our revenues to decline or to grow more slowly than expected, and could have a material adverse effect on our business.

IF WE LOSE OUR KEY PERSONNEL, OR FAIL TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL, OUR BUSINESS AND GROWTH MAY SUFFER.

     Our future success depends on the continued services of a relatively small number of key technical and senior management personnel, including Andrew J. Frawley, our Chairman, President and Chief Executive Officer, David G. McFarlane, our Chief Operating Officer, and Michael D. McGonagle, our Chief Technology Officer, none of whom presently has an employment contract with us. Our future success also depends on our continuing ability to attract and retain other highly qualified technical, sales and managerial personnel. Competition for these people is intense, and we have at times in the past experienced difficulty in recruiting qualified personnel. The loss of any member of our key technical, sales and senior management personnel or the inability to attract and retain additional qualified personnel could have a material adverse effect on our business.

OUR BUSINESS WILL NOT GROW IF WE DO NOT KEEP PACE WITH RAPIDLY CHANGING TECHNOLOGIES.

     Because the market for our software products is rapidly changing, our future success will depend upon our ability to continue to enhance our current product line. We also must develop and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. If we are not successful in developing and marketing, on a timely and cost-effective basis, fully functional product enhancements or new products that respond to technological advances by others, our business will not grow and our financial results will suffer. In particular, our business could be harmed by:

     - any significant errors or "bugs" in our software shipped to customers;

     - any delay by customers in making purchasing decisions in anticipation of the general availability of new or enhanced products;

     - significant delays in the general availability of our new products or releases;

     - significant problems in the installation or implementation of our new products or releases; or

     - customer dissatisfaction with our new products or releases.

OUR STOCK PRICE OR OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE ARE NOT ABLE TO EFFICIENTLY INTEGRATE ACQUISITIONS.

     We may pursue acquisitions that could provide new technologies, products or service offerings. Future acquisitions by us may involve potentially dilutive issuances of equity securities. We also may incur substantial additional liabilities and expenses, such as debt or amortization expenses related to goodwill and other intangible assets. If any of these occur, the market price of our common stock and our financial results could suffer.

     Acquisitions also involve numerous risks, including:

     - difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company;

     - the diversion of management's attention from other business concerns;

     - risks of entering markets in which we have no or limited prior experience; and

     - the potential loss of key employees of the acquired company.

     If we are not successful integrating acquisitions, it could increase our expenses and harm our business.

COMPETITION COULD REDUCE OUR MARKET SHARE AND HARM OUR BUSINESS.

     Our competitors may be able to develop products and services that are more attractive to businesses than our products and services. Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and larger customer bases. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. They also may be able to devote greater resources to the promotion and sale of their products and services than us. If these companies introduce products and services that effectively competed with our products and services, they could be in a position to charge lower prices or to bundle their products and services with their other products and services. This could give them a competitive advantages over us.

     In order to be successful in the future, we must continue to respond promptly and effectively to the challenges of technological change and competitors' innovations. If we cannot compete successfully with existing or new competitors, we may have to reduce prices on our products, which could lead to reduced profits. We could also lose market share, which would materially and adversely affect our business.

IF WE DO NOT SUCCESSFULLY MAINTAIN OUR RELATIONSHIPS WITH INDIRECT DISTRIBUTION CHANNELS, OUR SALES COULD DECLINE OR COULD GROW MORE SLOWLY THAN EXPECTED.

     We expect to increase the amount of our products that we distribute through various indirect channels. We are unable to predict the extent to which our distribution partners will be successful in distributing our products. We rely on the marketing and sales efforts of these organizations, many of whom also market and sell competitive products. The loss of one or more of our relationships with these organizations could have a material adverse effect on our business.

     Our future performance will also depend, in part, on our ability to attract organizations that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. None of our agreements governing the re-seller or co-marketing relationships with these organizations includes any commitments on the part of these organizations to effect any minimum number of sales of our products, or otherwise to provide us with business. If revenues arising from our relationships with these organizations do not exceed historical levels, our business will not grow as expected.

WE HAVE A LIMITED ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS AND OTHERS COULD INFRINGE ON OR MISAPPROPRIATE OUR PROPRIETARY RIGHTS.

     Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult and, while we are unable to determine the extent to which piracy of our software products exists, we expect software piracy to be a problem. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Furthermore, our competitors may independently develop technology similar to ours.

     The number of intellectual property claims may increase as the number of competing products grows and the functionality of products in different industry segments overlaps. Although we are not aware that any of our products infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to current or future products. Any of these claims, with or without merit, could be time-consuming to address, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, might not be available on terms acceptable to us or at all, which could have a material adverse effect upon our business.

IF WE DO NOT SUCCESSFULLY GROW AND MANAGE OUR INTERNATIONAL OPERATIONS, OUR BUSINESS WILL SUFFER.

     We have operations in a number of foreign markets. We currently have customers in more than 20 countries. We believe that we must expand our sales in international markets in order for our business to grow as planned. In order to successfully expand international sales, we must establish additional foreign operations and hire additional personnel. If we are unable to do so in a timely and effective manner, our growth in international sales will be limited, and our business could be materially adversely affected. We have begun to translate our products into different languages and character sets, which may be more difficult or expensive to complete than expected. In addition, other markets may have longer selling cycles and different product requirements than the United States and we may not be able to successfully adapt our products and methods.

     Our international operations are also subject to the risks inherent in any international business activities, including, in particular:

     - management of an organization spread over various countries;

     - longer accounts-receivable payment cycles in certain countries;

     - compliance with a variety of foreign laws and regulations;

     - unexpected changes in regulatory requirements;

     - overlap of different tax structures; and

     - general economic conditions.

CURRENCY FLUCTUATIONS AND GENERAL ECONOMIC CONDITIONS IN OUR FOREIGN MARKETS MAY IMPACT OUR CUSTOMERS' SPENDING AND THE VALUE OF MONEY OWED TO US.

     We have made substantial sales to international customers in Canada, Denmark, Germany, the Netherlands, Sweden, the United Kingdom and China. Our revenues from international operations have been denominated in foreign currencies which historically have been relatively stable in relation to U.S. dollars. As a result, we have not adopted a policy of hedging foreign currency risks. If economic conditions in our target markets decline, currencies could fluctuate relative to the U.S. dollar, and our customers could reduce their information technology spending.

OUR FOUNDERS, OFFICERS AND PRINCIPAL STOCKHOLDERS HAVE SUBSTANTIAL CONTROL OVER OUR VOTING STOCK AND HAVE THE ABILITY TO MAKE DECISIONS THAT COULD ADVERSELY AFFECT OUR STOCK PRICE.

     Upon completion of the offering, our current officers, directors and principal stockholders will beneficially own approximately 33.3% of our outstanding common stock (30.0% if the underwriters' over-allotment option is exercised in full). Consequently, this group will be able to control the outcome of all matters submitted for stockholder action, including the election of members to our Board of Directors and the approval of significant change in control transactions, which may have the effect of delaying or preventing a change in control. While we intend to increase the size of the Board of Directors from four to six by adding two independent members, representatives of the existing stockholders will nonetheless constitute three of the six directors and will therefore have significant influence in directing the actions of the Board of Directors. We have not identified candidates for the two additional positions on the Board of Directors.

WE MAY BE SUBJECT TO FUTURE PRODUCT LIABILITY CLAIMS.

     While our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective under the laws of certain jurisdictions. Although we have not experienced any product liability claims to date, we may be subject to claims in the future. A successful product liability claim brought against us could have a material adverse effect on our business. Moreover, defending these claims, regardless of merit, could entail substantial expense and require the time and attention of key management personnel.

YEAR 2000 PROBLEMS MAY DISRUPT OUR BUSINESS.

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies may need to be upgraded to comply with these "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with the failure to comply with these requirements. Any failure of third-party equipment or software comprising any part of our systems to operate properly due to Year 2000 problems could require us to incur unanticipated expenses to address associated problems, which could have a material adverse effect on our business.

     Year 2000 issues may affect the purchasing patterns of customers and potential customers in a variety of ways. Many companies are expending significant resources to replace or remedy their current hardware and software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those we offer.

     We believe, based on an internal assessment, that the current versions of our software products are Year 2000 compliant. However, our products are generally integrated with enterprise systems and other products of our customers developed by other vendors. Year 2000 problems in these systems and products might significantly limit the ability of our customers to realize the intended benefits offered by our products and services. We have no plan to determine whether the internal systems and products of our customers are Year 2000 compliant. We may in the future be subject to claims based on Year 2000 problems in others' products or issues arising from the integration of multiple products within an overall system. Although we have not been involved in any litigation or proceeding to date involving our products or services related to Year 2000 issues, we may be required in the future to defend our products or services or to negotiate resolutions of claims based on Year 2000 issues. The costs of defending and resolving Year 2000-related disputes, and any liabilities for Year 2000-related damages, including consequential damages, could have a material adverse effect on our business.

OUR COMMON STOCK PRICE IS LIKELY TO BE VOLATILE AND COULD DROP UNEXPECTEDLY.

     The market for securities of most high technology companies, including our common stock, has been highly volatile. The market sale price of our common stock has fluctuated between $11.00 and $35.00 from December 9, 1998 to June 3, 1999. The last sale price was $26.25 on June 3, 1999. It is likely that the market price of the common stock will continue to fluctuate widely in the future. Factors affecting the trading price of our common stock include:

     - responses to quarter-to-quarter variations in our results of operations;

     - the announcement of new products or product enhancements by us or our competitors;

     - technological innovation by us or our competitors;

     - general market conditions or market conditions specific to particular industries; and

     - changes in earnings estimates by analysts.

WE HAVE ADOPTED ANTI-TAKEOVER PROVISIONS THAT COULD AFFECT THE MARKET PRICE OF OUR COMMON STOCK OR OUR ABILITY TO SELL OUR BUSINESS.

     Certain provisions of our amended and restated certificate of incorporation and our by-laws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. In addition, certain provisions of Delaware law and our stock incentive plans may also have the effect of discouraging, delaying or preventing a sale.

SHARES OF OUR COMMON STOCK ELIGIBLE FOR SALE AFTER THIS OFFERING MAY ADVERSELY AFFECT OUR STOCK PRICE.

     The market price of our common stock could decline as a result of sales by our existing shareholders or the perception that those sales may occur. These sales could also make it more difficult for us to raise funds through equity offerings in the future at a time and at a price that we think is appropriate.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.

     The market price of our common stock is substantially higher than the book value per share. As a result, investors purchasing our common stock in the offering will incur immediate substantial dilution. In addition, we have issued options to acquire common stock at prices significantly below the market price. To the extent these outstanding options are exercised, there will be further dilution.

                                USE OF PROCEEDS

     We anticipate that our net proceeds from the sale of 1,000,000 shares of common stock in this offering will be approximately $20.2 million, after deducting the underwriting discount and estimated offering expenses. We will not receive any proceeds from sales of shares by the selling stockholders.

     We currently intend to use the net proceeds of the offering for working capital and general corporate purposes, including financing accounts receivable. We intend to seek acquisitions of businesses, products and technologies that are complementary to ours, and a portion of the net proceeds may also be used for such acquisitions. While we engage from time to time in discussions with respect to potential acquisitions, we have no plans, commitments or agreements with respect to any such acquisitions as of the date of this prospectus, and there can be no assurances that any acquisitions will be made.

     Pending such uses, the net proceeds will be invested in government securities and other short-term, investment-grade, interest-bearing instruments.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock and do not intend to pay any cash dividends on our common stock in the foreseeable future. Future dividends, if any, will be determined by the Board of Directors. Our revolving note agreement prohibits the payment of any cash dividends on our common stock. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more detailed information.

                          PRICE RANGE OF COMMON STOCK

     Exchange Applications' common stock is traded on the Nasdaq National Market under the symbol "EXAP." The following table sets forth, for the period indicated, the range of high and low sale prices for Exchange Applications' common stock on the Nasdaq National Market.

                                                               PRICE RANGE OF
                                                                COMMON STOCK
                                                              ----------------
                                                               HIGH      LOW
                                                              ------    ------
Year Ended December 31, 1998:
  Fourth Quarter............................................  $22.88    $13.00
Year Ended December 31, 1999:
  First Quarter.............................................  $25.50    $11.00
  Second Quarter (as of June 3, 1999).......................  $35.00    $14.63

     As of March 31, 1999, there were approximately 231 holders of record of the common stock. On June 3, 1999, the last sale price reported on the Nasdaq National Market for the common stock was $26.25 per share.

                                 CAPITALIZATION

     The "Actual" column in the following table sets forth our actual capitalization as of March 31, 1999. The "As Adjusted" column in the following table gives effect to the receipt of the net proceeds from our sale of 1,000,000 shares of common stock in this offering at the public offering price of $22.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

                                                              AS OF MARCH 31, 1999
                                                              ---------------------
                                                                             AS
                                                               ACTUAL     ADJUSTED
                                                              --------    ---------
Long-term debt, net of current portion......................  $   111      $   111
                                                              -------      -------
Stockholders' equity:
  Preferred Stock, $.001 par value; 10,000,000 shares
     authorized; none issued and outstanding................       --           --
  Common Stock, $.001 par value, 30,000,000 shares
     authorized; 10,165,508 shares issued, actual;
     11,165,508 shares issued, as
     adjusted...............................................       10           11
  Additional paid-in capital................................   31,752       51,996
  Accumulated deficit.......................................   (6,210)      (6,210)
  Due from officer..........................................     (125)        (125)
  Deferred compensation.....................................     (732)        (732)
  Cumulative translation adjustment.........................       30           30
  Unrealized gain on marketable securities..................        5            5
  Treasury stock, 365,005 shares at cost....................       --           --
                                                              -------      -------
     Total stockholders' equity.............................   24,730       44,975
                                                              -------      -------
     Total capitalization...................................   24,841       45,086
                                                              =======      =======

This information is based on our shares of common stock outstanding as of March 31, 1999. It excludes:

     - 2,940,104 shares of common stock issuable upon exercise of options outstanding at May 7, 1999 with exercise prices ranging from $0.65 to $19.50 and with a weighted averaged exercise price of $6.73 per share; and

     - 5,766,303 shares of common stock reserved for future grants or issuances under our stock option and stock purchase plans.

                                    DILUTION

     The net tangible book value of Exchange Applications as of March 31, 1999 was $24,730,000, or $2.52 per share of common stock. Net tangible book value per share is determined by dividing the net tangible book value (total tangible assets less total liabilities) by the total number of shares of common stock outstanding. After giving effect to our sale of the 1,000,000 shares of common stock in this offering at the offering price of $22.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable (resulting in estimated net proceeds of $20,245,000), the adjusted net tangible book value of Exchange Applications as of March 31, 1999, would have been $44,975,000, or $4.16 per share of common stock. This represents an immediate increase in the net tangible book value of $1.64 per share to existing stockholders and an immediate dilution of $17.84 per share to new investors. The following table illustrates the per share dilution:

Public offering price per share.............................           $22.00
  Net tangible book value per share as of March 31, 1999....  $2.52
  Increase attributable to new investors....................  $1.64
                                                              -----
  Net tangible book value per share after the offering......           $ 4.16
                                                                       ------
  Dilution per share to new investors.......................           $17.84
                                                                       ======

     The following table summarizes, as of March 31, 1999, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors (at the public offering price of $22.00 per share before deduction of estimated underwriting discounts and commissions and offering expenses). It assumes no exercise of the underwriters' over-allotment option and no exercise of stock options outstanding at May 7, 1999. As of May 7, 1999, we had 5,766,303 shares of common stock reserved for issuance under our stock plans of which 2,940,104 shares were subject to outstanding stock options at a weighted average exercise price of $6.29 per share.

                                     SHARES PURCHASED      TOTAL CONSIDERATION
                                   --------------------   ---------------------   AVERAGE PRICE
                                     NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                     ------     -------     ------      -------   -------------
Existing stockholders............   9,800,503     90.7%    33,416,000     60.3%      $ 3.41
New investors....................   1,000,000      9.3%    22,000,000     39.7%      $22.00
                                   ----------    -----    -----------    -----
     Total.......................  10,800,503    100.0%    55,416,000    100.0%
                                   ==========    =====    ===========    =====

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below for each of the years ended December 31, 1996, 1997 and 1998 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data set forth below as of December 31, 1995 and 1996 and for the year ended December 31, 1995 were derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial data for the three months ended March 31, 1998 and March 31, 1999 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated financial data for the period from inception (November 1, 1994) through December 31, 1994 are derived from our unaudited consolidated financial statements, which are not included in this prospectus. The unaudited consolidated financial statements include all normal recurring adjustments which we consider necessary for a fair presentation. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of results to be expected for any future period. The data should be read in conjunction with the consolidated financial statements and the notes to those statements and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

     The Consolidated Balance Sheet Data as of December 31, 1994 and 1995 and consolidated statement of operations data for the period from inception to December 31, 1994, and for the years ended December 31, 1995 and 1996 include our operations on a carve-out basis prior to November 15, 1996. During this period, we operated as a separate and substantially independent division of Grant & Partners, Inc. and Grant & Partners Limited Partnership, and focused on developing VALEX and providing integration and consulting services. See "Historical Background of Exchange Applications" and Note 1 of Notes to Consolidated Financial Statements.

     The pro forma information included in the following table is computed on the basis described in Note 2(c) of the Notes to Consolidated Financial Statements.

                                                     PERIOD FROM
                                                      INCEPTION
                                                     (NOVEMBER 1,                                             THREE MONTHS
                                                        1994)                    YEAR ENDED                      ENDED
                                                       THROUGH                  DECEMBER 31,                   MARCH 31,
                                                     DECEMBER 31,   -------------------------------------   ----------------
                                                         1994        1995      1996      1997      1998      1998     1999
                                                     ------------   -------   -------   -------   -------   ------   -------
                                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Software license fees............................      $--        $   --    $ 1,500   $ 5,765   $14,357   $2,711   $ 5,008
  Services and maintenance.........................       --         1,693      4,534     6,904    10,419    2,080     3,312
                                                                    ------    -------   -------   -------   ------   -------
    Total revenues.................................       --         1,693      6,034    12,669    24,776    4,791     8,320
Cost of revenues:
  Software license fees............................       --            --        890     1,707       185       84       101
  Services and maintenance.........................       --         1,012      3,205     5,227     6,836    1,635     1,905
                                                         ---        ------    -------   -------   -------   ------   -------
    Total cost of revenues.........................       --         1,012      4,095     6,934     7,021    1,719     2,006
                                                         ---        ------    -------   -------   -------   ------   -------
Gross profit.......................................       --           681      1,939     5,735    17,755    3,072     6,314
Operating expenses:
  Sales and marketing..............................       --           128      1,007     3,602     9,828    1,735     3,171
  Research and development.........................       --           708      1,325     2,599     5,813    1,207     1,821
  General and administrative.......................        7           352      1,018     2,172     3,080      600       899
                                                         ---        ------    -------   -------   -------   ------   -------
    Total operating expenses.......................        7         1,188      3,350     8,373    18,721    3,542     5,891
                                                         ---        ------    -------   -------   -------   ------   -------
Income (loss) from operations......................       (7)         (507)    (1,411)   (2,638)     (966)    (470)      423
Interest income (expense), net.....................       --           (47)      (195)       25       101       23       228
                                                         ---        ------    -------   -------   -------   ------   -------
Income (loss) before provision for income taxes....       (7)         (554)    (1,606)   (2,613)     (865)    (447)      651
Provision for income taxes.........................       --            --         --        --       111       --       241
                                                         ---        ------    -------   -------   -------   ------   -------
Net income (loss)..................................       (7)         (554)    (1,606)   (2,613)     (976)    (447)      410
Accretion of discount and dividends on preferred
  stock............................................       --            --         --      (684)     (180)     (60)       --
                                                         ---        ------    -------   -------   -------   ------   -------
Net income (loss) applicable to common
  stockholders.....................................      $(7)       $ (554)   $(1,606)  $(3,297)  $(1,156)  $ (507)  $   410
                                                         ===        ======    =======   =======   =======   ======   =======
Diluted net income (loss) per share applicable to
  common stockholders..............................                           $(10.35)  $ (1.13)  $ (0.30)  $(0.14)  $  0.04
                                                                              =======   =======   =======   ======   =======
Diluted weighted average common shares
  outstanding......................................                               155     2,920     3,812    3,539     9,732
                                                                              =======   =======   =======   ======   =======
Pro forma basic and diluted net loss per share.....                                     $ (0.48)  $ (0.13)  $(0.06)
                                                                                        =======   =======   ======
Pro forma basic and diluted weighted average common
  shares outstanding...............................                                       5,391     7,592    7,319
                                                                                        =======   =======   ======

                                                                           AS OF DECEMBER 31,                   AS OF
                                                              ---------------------------------------------   MARCH 31,
                                                              1994     1995      1996      1997      1998       1999
                                                              -----   -------   -------   -------   -------   ---------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents, and marketable securities...........  $  --   $   500   $   361   $ 5,475   $20,667    $18,320
Working capital (deficit)...................................   (120)   (1,224)     (853)    5,249    21,544     21,365
Total assets................................................    113     2,514     4,189    11,400    31,791     31,574
Long-term debt, net of
  current portion...........................................     --        38     2,268       237       145        111
Redeemable preferred stock..................................     --        --        --     7,088        --         --
Stockholders' equity (deficit)..............................     (7)     (560)   (1,295)     (728)   24,191     24,730

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Investors should read the following discussion in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are a leading provider of customer optimization software products and services. We offer a Continuous Customer Management solution, which is principally comprised of VALEX, our open enterprise software application, and our proprietary consulting and integration services.

     We were incorporated in November 1996. Prior to incorporation, we operated as a separate division of two entities, Grant & Partners, Inc. and Grant & Partners Limited Partnership. See Note 1 to Notes to Consolidated Financial Statements. Our activities during the early stages of operation focused on the development of software solutions designed to provide Continuous Customer Management support to businesses. In 1995, we began providing professional services in the areas of marketing program design and execution and data warehousing. In March 1997, we ceased providing marketing program design services. Our development efforts culminated in the introduction to the market in July 1996 of VALEX, our marketing automation software product. Since the introduction of VALEX, we have continued to focus significant resources on the development of additional functionality and features of the VALEX software. We also have continued to:

     - expand our marketing activities;

     - build the Exchange Applications identity;

     - develop the competencies of the professional services group;

     - build international sales and distribution channels; and

     - develop our general and administrative infrastructure.

We have shifted our primary business focus from providing services to selling software products. However, we believe that continuing to provide superior professional services will be critical to maximizing our opportunities for future revenues.

     We generate revenue from software licenses, professional service arrangements and software maintenance agreements. We recognize software license fee revenues upon execution of a license agreement and delivery of the software, provided that the fee is fixed or determinable and deemed collectible by management. If acceptance of the software by the licensee is required, we only recognize revenues upon satisfaction of the foregoing conditions and acceptance of the software. We recognize revenues from professional service arrangements on either a time and materials or percentage-of-completion basis as the services are performed, provided that amounts due from customers are fixed or determinable and deemed collectible by management. We recognize revenues related to software maintenance agreements ratably over the term of the maintenance period. Amounts collected or billed prior to satisfying the above revenue recognition criteria are reflected as deferred revenue or as customer deposits.

     We price VALEX software licenses based on the number of customer and prospective customer records included in a business' data warehouse and certain other factors, including the number of users of the software. We generally price professional services on a time and materials or fixed-fee basis. Annual maintenance is typically purchased in conjunction with the licensing of

VALEX. We offer maintenance as a separate component for a fee generally equal to 20% of the license fee. Maintenance contracts typically include telephone support and rights to unspecified product updates and maintenance releases. We recommend that our customers enter into and renew their maintenance contracts and, to date, most customers have done so. As we continue to develop additional features and enhanced functionality in unspecified future product updates, we believe that most of our customers will continue to renew their maintenance contracts.

     Our direct sales force generates most license sales. Sales and marketing personnel from indirect sales channels, including re-sellers and co-marketers, provide us with valuable introductions to potential customers. In addition, our indirect sales channels work with our sales force to complete sales and, in some cases, effect sales of our products independently. We expect that a significant portion of our revenues over the next several quarters will be made with some participation from one or more of our re-sellers or co-marketers.

     Because we have only recently begun to sell our products, period-to-period comparisons of our operating results may not be meaningful. Although we have experienced significant revenue growth recently, we may not be able to sustain comparable growth rates. You should not rely upon our past growth as predictive of future performance. In addition, the timing of license revenues is difficult to predict because of the length and variability of our sales cycle. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly in new and rapidly evolving markets. We may not be successful in addressing such risks and difficulties.

RESULTS OF OPERATIONS

     The following table sets forth statement of operations data for the periods indicated as a percentage of total revenues:

                                                                              THREE MONTHS
                                                        YEAR ENDED               ENDED
                                                       DECEMBER 31,            MARCH 31,
                                                  -----------------------    --------------
                                                  1996     1997     1998     1998     1999
                                                  -----    -----    -----    -----    -----
Revenues:
  Software license fees.........................   24.9%    45.5%    57.9%    56.6%    60.2%
  Services and maintenance......................   75.1     54.5     42.1     43.4     39.8
                                                  -----    -----    -----    -----    -----
     Total revenues.............................  100.0    100.0    100.0    100.0    100.0
Cost of revenues:
  Software license fees.........................   14.8     13.5      0.7      1.8      1.2
  Services and maintenance......................   53.1     41.2     27.6     34.1     22.9
                                                  -----    -----    -----    -----    -----
     Total cost of revenues.....................   67.9     54.7     28.3     35.9     24.1
                                                  -----    -----    -----    -----    -----
Gross margin....................................   32.1     45.3     71.7     64.1     75.9
Operating expenses:
  Sales and marketing...........................   16.7     28.5     39.7     36.2     38.1
  Research and development......................   21.9     20.5     23.5     25.2     21.9
  General and administrative....................   16.9     17.1     12.4     12.5     10.8
                                                  -----    -----    -----    -----    -----
     Total operating expenses...................   55.5     66.1     75.6     73.9     70.8
                                                  -----    -----    -----    -----    -----
Income (loss) from operations...................  (23.4)   (20.8)    (3.9)    (9.8)     5.1
Interest income (expense), net..................   (3.2)     0.2      0.4      0.5      2.7
                                                  -----    -----    -----    -----    -----
Income (loss) before provision for income
  taxes.........................................  (26.6)   (20.6)    (3.5)    (9.3)     7.8
Provision for income taxes......................     --       --      0.4       --      2.9
                                                  -----    -----    -----    -----    -----
Net income (loss)...............................  (26.6)%  (20.6)%   (3.9)%   (9.3)%    4.9%
                                                  =====    =====    =====    =====    =====

THREE MONTHS ENDED MARCH 31, 1998 AND 1999

  Revenues

     Our total revenues increased 74% from $4.8 million in the three months ended March 31, 1998 to $8.3 million for the three months ended March 31, 1999. This increase in total revenues can be attributed to a number of factors, including:

     - an increase in our sales force from 6 direct sales representatives at March 31, 1998 to 22 at March 31, 1999;

     - an increase in international revenues from our subsidiaries in the United Kingdom and Australia; and

     - an increase in services and maintenance revenues from our growing customer base.

     Software license fee revenues increased 85% from $2.7 million, or 56.6% of total revenues, in the three months ended March 31, 1998 to $5.0 million, or 60.2% of total revenues, in the three months ended March 31, 1999. The increase in software license fee revenues was primarily due to increased market awareness of the VALEX product, especially in the telecommunications industry, which resulted in an incremental $1.9 million of software license fee revenues from direct sales to customers.

     Services and maintenance revenues increased 59% from $2.1 million, or 43.4% of total revenues, in the three months ended March 31, 1998 to $3.3 million, or 39.8% of total revenues, in the three months ended March 31, 1999. The growth of services and maintenance revenues was directly attributable to additional service engagements and maintenance fees from our increased base of customers. The decrease in services and maintenance revenues as a percentage of total revenues was primarily attributable to the increased software license fee revenues resulting from the market acceptance of VALEX and increasing sales of VALEX by re-sellers and co-marketers that provided certain of the related services. We expect that, over time, the parties with whom we have undertaken re-seller and co-marketing relationships will perform more of the professional services associated with software licenses sold through these channels. Therefore, we anticipate that services and maintenance revenues will remain the same, or decrease slightly, as a percentage of total revenues. However, we expect services and maintenance revenues to increase in absolute dollars as the installed base of our products continues to increase.

     For the three months ended March 31, 1999, our top five customers accounted for 48.9% of total revenues as compared to 79.0% of total revenues for the three months ended March 31, 1998. None of our top five customers in the three months ended March 31, 1999 were top five customers during the three months ended March 31, 1998. Our largest customer during the three months ended March 31, 1999 represented 18.1% of total revenues, while the four largest customers for the three months ended March 31, 1998 represented 39.2%, 11.0%, 10.4% and 10.1%, respectively, of our total revenues.

     Revenues from customers outside North America were $1.9 million for the three months ended March 31, 1999, representing approximately 22% of total revenues. Revenues from customers outside North America were $878,000 for the three months ended March 31, 1998, representing approximately 18% of total revenues.

  Cost of Revenues

     Our cost of revenues consists of costs associated with software license fees and costs associated with services and maintenance. Total cost of revenues as a percentage of total revenues declined from 35.9% in the three months ended March 31, 1998 to 24.1% in the three months ended March 31, 1999.

     Cost of software license fees consists primarily of royalty payments made to third parties for licensed intellectual property included in the VALEX product, and costs associated with software packaging and distribution. In absolute dollars, cost of software license fees increased slightly from $84,000 for the three months ended March 31, 1998 to $101,000 for the three months ended March 31, 1999. Cost of software license fees, however, decreased as a percentage of total revenues from 1.8% to 1.2% for the three months ended March 31, 1998 and 1999, respectively. Cost of software license fees as a percentage of software license fee revenues decreased from 3.1% to 2.0% for the three months ended March 31, 1998 and 1999, respectively. The increase in cost of software license fees for the three months ended March 31, 1999 over March 31, 1998 resulted from increased shipments of VALEX software and, therefore, an increase in the associated royalty expense payable to third parties and costs associated with software packaging and distribution. This increase was partially offset by the fact that our most significant royalty obligation, which was payable on the first $10 million of VALEX sales, was fully satisfied by the end of the second quarter of 1998. As we add additional components to our software products, we may choose to license software from third parties. The cost of such licenses may increase the cost of software license fees both in absolute dollars and as a percentage of revenues.

     Our cost of services and maintenance consists primarily of personnel, facility and system costs incurred in providing professional consulting services, training, and customer support services. As a result of the increased software license fee revenues, cost of services and maintenance revenues as a percentage of total revenues decreased from 34.1% for the three months ended March 31, 1998 to 22.9% for the three months ended March 31, 1999. Cost of services and maintenance as a percentage of services and maintenance revenues was 78.6% and 57.5% for the three months ended March 31, 1998 and 1999, respectively. The decrease was attributable primarily to the increased contribution of higher margin maintenance revenues resulting from the increased installed base of VALEX customers in the three months ended March 31, 1999 over the same period in 1998.

     As we sell more of our software products through re-seller and co-marketing relationships, we plan to have the re-sellers provide certain of the consulting and maintenance services associated with these sales. By using the services resources of the re-sellers and co-marketers, we plan to allocate our own professional services resources to:

     - direct-sale customers;

     - projects that require unique expertise or familiarity with the VALEX product; and

     - newly identified more profitable opportunities.

     As a result of these planned actions, as well as the continued increase in contribution from higher margin maintenance revenues, we expect cost of services and maintenance to decrease slightly as a percentage of both total revenues and service and maintenance revenues in the foreseeable future.

     Overall gross margin increased from 64.1% for the three months ended March 31, 1998 to 75.9% for the three months ended March 31, 1999 due primarily to increased sales of VALEX.

  Operating Expenses

     Sales and Marketing. Our sales and marketing expenses consist primarily of salaries for sales and marketing personnel, commissions, travel and promotional expenses. For the three months ended March 31, 1998 and 1999, sales and marketing expenses were 36.2% and 38.1% of total revenues, or $1.7 million and $3.2 million, respectively. The increase is primarily attributable to an increase in sales and marketing personnel from 24 at March 31, 1998 to 57 at March 31, 1999, as well as increased spending on certain promotional activities including trade shows, seminars, and the development of collateral materials designed to increase awareness of Exchange Applications and the VALEX product. The investment in sales and marketing personnel and activities has contributed to increased VALEX revenues and expansion of the customer installation base to over 70 locations in 21 countries. As we expand our business into new vertical markets and continue to expand internationally into Europe and the Asia/Pacific region, we expect to continue to invest resources in sales and marketing. While we expect sales and marketing expenses to continue to grow in absolute dollars, we expect these expenses to decrease slightly as a percentage of total revenues due to economies of scale and increased contribution from indirect sales channels.

     Research and Development. Our research and development expenses consist primarily of employee salary and benefits, consultant costs, and equipment and purchased software depreciation costs associated with new product development, enhancement of existing products and quality assurance activities. For the three months ended March 31, 1998 and 1999, research and development expenses were 25.2% and 21.9% of total revenues, or $1.2 million and $1.8 million, respectively. This increase in absolute dollars was primarily a result of the addition of 25 research and development personnel, including independent contractors, in the three months ended March 31, 1999 as compared to the same period in 1998. Total revenues increased at a faster pace than research and development expenditures, resulting in a decrease in total research and development expense as a percentage of total revenues. We anticipate that research and development expenses will continue to increase in absolute dollars but decrease as a percentage of total revenues as we continue to commit substantial resources to enhancing existing product functionality and to developing new products.

     General and Administrative. General and administrative expenses consist primarily of:

     - salaries and related costs;

     - outside professional fees;

     - provision for bad debts; and

     - equipment and software depreciation costs associated with our finance, legal, human resources, information systems, and administrative functions.

     General and administrative expenses increased from $600,000, or 12.5% of total revenues, for the three months ended March 31, 1998 to $899,000, or 10.8% of total revenues, for the three months ended March 31, 1999. Our expenses increased in absolute dollars as we added 12 employees to our finance, information systems, and human resource departments between March 31, 1998 and March 31, 1999. Expenses declined as a percentage of total revenues, however, due primarily to economies of scale. While we expect general and administrative expenses to continue to decrease as a percentage of total revenues, we expect them to increase in absolute dollars as a result of the following factors:

     - the implementation of additional management information systems;

     - the continuation of our international expansion; and

     - the costs that we are incurring as a result of our being a publicly-held company.

  Interest Income, Net

     Net interest income increased from $23,000 for the three months ended March 31, 1998 to $228,000 for the three months ended March 31, 1999 primarily as a result of interest earned on the proceeds from the Company's initial public offering completed in December 1998.

  Provision for Income Taxes

     No provision for foreign, federal, or state income taxes was recorded for the three months ended March 31, 1998 because we incurred a net loss during the three-month period. For the three months ended March 31, 1999 we recorded a provision for income taxes of $241,000 or

37% of income before income taxes. It is our belief that 37% represents the effective income tax rate for 1999 after taking into account certain tax credits and the utilization of available net operating loss carryforwards.

YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

  Revenues

     Our total revenues increased 110% from $6.0 million in 1996 to $12.7 million in 1997. We attribute the increase to an expanded customer base and the expansion of our business outside North America. Our total revenues in 1998 increased 96% over 1997 levels to $24.8 million. A number of factors contributed to the increase in total revenues in 1998, including:

     - an increase in the number of people on our sales force;

     - sales resulting from the establishment of key strategic re-seller and co-marketing relationships in late 1997 and the first six months of 1998;

     - increased international sales resulting from the opening of a U.K. sales office during July 1997 and an Australia sales office in April 1998; and

     - the growing contribution of maintenance revenues from our larger installed base of products.

     Software license fee revenues increased 284% from $1.5 million, or 24.9% of total revenues, in 1996 to $5.8 million, or 45.5% of total revenues, in 1997. The increase in software license fee revenues from 1996 to 1997, both in absolute dollars and as a percentage of total revenues, reflected:

     - increased market awareness and acceptance of the VALEX product, which was released in July 1996;

     - $2.6 million in incremental software license fee revenues from strategic re-seller relationships;

     - $1.0 million in incremental software license fee revenues from direct sales to customers in North America; and

     - $598,000 in incremental software license fee revenues from direct sales to customers outside North America.

     Software license fee revenues grew 149% to $14.4 million, or 57.9% of total revenues, from fiscal year 1997 to fiscal year 1998. Software license fee revenues from direct sales to customers outside of North America were $3.1 million in 1998 as compared to $598,000 in 1997. Software license fee revenues from direct sales to customers inside North America were $7.2 million in 1998 versus $2.4 million in 1997. In addition, we had $949,000 in incremental software license fee revenues from strategic re-seller relationships in 1998.

     Services and maintenance revenues increased 52% from $4.5 million, or 75.1% of total revenues in 1996 to $6.9 million, or 54.5% of total revenues, in 1997. From 1997 to 1998, services and maintenance revenues increased 51% to $10.4 million, or 42.1% of total revenues. The increase in services and maintenance revenues from 1996 to 1997 was primarily due to $1.7 million in incremental professional services revenues and an incremental $627,000 in maintenance revenues. The growth of services and maintenance revenues from 1997 to 1998 resulted from $1.8 million in incremental professional services revenues associated with the growing sales of software products and increased training revenues, and $1.7 million in incremental maintenance revenues from the larger installed base of software license customers. The decrease in services and maintenance revenues as a percentage of total revenues was primarily attributable to increased software license fee revenues resulting from market acceptance of VALEX and increases in sales of VALEX by re-sellers and co-marketers that provided certain of the related services.

     In 1998, our top five customers accounted for 31.3% of total revenues. Our three largest customers accounted for 13.1%, 5.4% and 4.4%, respectively, of total revenues during this same period. The recent growth in revenue and the broadening of our customer base has resulted in a decrease in the concentration of revenues from our top customers. In 1997, our top five customers accounted for 74.9% of total revenues, while the three largest customers accounted for 33.0%, 23.1% and 7.6%, respectively, of total revenues during this same period. In 1997 and 1998, revenues from the largest customer consisted of sales through a single re-seller to multiple end-user businesses. In 1996, our top five customers accounted for 57.7% of total revenues. Our three largest customers accounted for 20.5%, 10.7% and 10.2%, respectively, of total revenues during this same period. In 1996, revenues consisted primarily of the sale and delivery of professional services in the area of customer optimization and data warehousing.

  Cost of Revenues

     Cost of revenues as a percentage of total revenues declined from 67.9% in 1996, to 54.7% in 1997 and 28.3% in 1998. The decline in the total cost of revenues as a percentage of total revenues from 1996 to 1997 reflected the increasing contribution of higher-margin software license sales of VALEX. Capitalized software development costs were fully amortized as of December 31, 1997, thereby accounting for the significant decrease in cost of revenues as a percentage of revenues from 1997 to 1998.

     Cost of software license fees in 1998 consisted primarily of royalty payments made to third parties for licensed intellectual property included in the VALEX product, and costs associated with software packaging and distribution. Cost of software license fees in 1996 and 1997 also included amortization of software development costs capitalized under Statement of Financial Accounting Standards No. 86 ("SFAS 86"). Cost of software license fees as a percentage of total revenues decreased from 14.8% in 1996 to 13.5% in 1997 and 0.7% in 1998. Cost of software license fees as a percentage of software license fee revenues decreased from 59.3% in 1996 to 29.6% in 1997 and 1.3% in 1998. The decrease from 1996 to 1997 was due primarily to increased software license sales volume in 1997. This increase offset the incremental $499,000 of amortization of capitalized software development costs in 1997 versus 1996, as well as the incremental $342,000 in royalties paid to a third party for intellectual property included in VALEX. The decrease from 1997 to 1998 was due to the full amortization of all capitalized software development costs as of December 31, 1997 as well as the fact that the primary royalty obligation for licensed intellectual property, which required us to pay royalties to a third party on the first $10 million of revenues from VALEX sales, was fully paid during the second quarter of 1998. We incurred an incremental $370,000 in royalties to this third party in 1997 versus 1998. No further royalties will be paid to this third party and other royalty obligations in 1998 were not material to our financial results. If the effect of SFAS 86 amortization and royalties for licensed intellectual property were not included, gross margin on software license fee revenues would have been 95.7%, 99.3%, and 99.3% for 1996, 1997 and 1998, respectively. With the balance of capitalized software development costs fully amortized at the end of 1997 and the primary royalty obligations for licensed intellectual property fully paid as of the second quarter of 1998, the cost of software license fee revenues in the second half of 1998 consisted principally of the cost of the software media and other incidental costs.

     Cost of services and maintenance revenues as a percentage of total revenues was 53.1%, 41.2% and 27.6% in 1996, 1997, and 1998, respectively. The decrease was a result of the increased contribution of the software license fee revenues from 1996 to 1998. Cost of services and maintenance as a percentage of services and maintenance revenues was 70.7%, 75.7%, and 65.6% in 1996, 1997, and 1998, respectively. The increasing cost from 1996 to 1997 was due to the costs of building a service organization infrastructure and the increased use, at higher cost, of subcontracted labor on certain engagements. The decrease in cost of services and maintenance as a percentage of services and maintenance revenue from 1997 to 1998 was attributable primarily to the increased contribution of higher margin maintenance revenues from the increased installed base of VALEX customers.

     Overall gross margin increased from 32.1% in 1996 to 45.3% in 1997 and 71.7% in 1998. The increase in overall gross margin from 1996 to 1997 was primarily due to the contribution of higher-margin software license fees, which increased from 24.9% of total revenues in 1996 to 45.5% in 1997. The increase in overall gross margin from 1997 to 1998 was primarily due to:

     - the continued growth in software license fees as a percentage of total revenue;

     - the completion of the amortization of our capitalized software balance in 1997; and

     - the full payment of our primary royalty obligation in the second quarter of 1998.

  Operating Expenses

     Sales and Marketing. Sales and marketing expenses were $1.0 million, $3.6 million and $9.8 million representing 16.7%, 28.5% and 39.7% of total revenues, in 1996, 1997 and 1998, respectively. These increases were due primarily to the increase in sales and marketing personnel and overall infrastructure to support VALEX and expand internationally. We increased the number of our employees directly involved in the sales and marketing effort from six in 1996 to 19 in 1997 and 49 in 1998.

     Research and Development. Research and development expenses increased from $1.3 million, to $2.6 million and $5.8 million representing 21.9%, 20.5% and 23.5% of total revenues, in 1996, 1997 and 1998, respectively. This increase reflects the hiring of 10 additional employees in 1997 and 20 additional employees in 1998 and additional investments in the VALEX product. Software development costs have been expensed as incurred since July 1996 when we shipped the initial general release of VALEX. Since that date, software development costs have been primarily related to product enhancements and product maintenance.

     General and Administrative. General and administrative expenses were $1.0 million, $2.2 million and $3.1 million representing 16.9%, 17.1% and 12.4% of total revenues, in 1996, 1997 and 1998, respectively. Expenses increased in absolute dollars and as a percentage of revenues from 1996 to 1997. In 1997, we added finance, management information services and human resources personnel at a faster rate than revenue growth in order to support anticipated growth in 1998. From 1997 to 1998 expenses increased in absolute dollars as our administrative departments grew from 10 employees in 1997 to 22 employees in 1998. From 1997 to 1998, expenses declined as a percentage of total revenues, due primarily to economies of scale. In addition, we recognized $150,000 of incremental option-related non-cash compensation expense in 1998 versus 1997.

  Interest Income (Expense), Net

     Net interest income was $25,000 in 1997 versus net interest expense of $195,000 in 1996. This improvement resulted from the elimination of the related-party demand notes payable concurrent with the March 1997 venture capital financing transaction, and the related interest income generated from the proceeds of the March 1997 and December 1997 financing transactions. Net interest income increased to $101,000 in 1998 as we earned interest on increased customer cash payments as well as an incremental $37,000 of interest on the proceeds from our initial public offering in December 1998.

  Provision for Income Taxes

     We recorded a provision for foreign income taxes for net operating profits earned by our United Kingdom subsidiary in 1998. No provision for federal or state income taxes has been recorded to date as we incurred net operating losses for all periods presented. We have recorded a full valuation allowance against the deferred tax asset generated as a result of these net operating loss carryforwards in the United States, as we currently believe it is more likely than not that these assets will not be realized.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following tables present unaudited quarterly consolidated statement of operations data for each quarter in the eight quarters ended March 31, 1999, as well as such data expressed as a percentage of total revenues for the periods indicated. This data has been derived from unaudited consolidated financial statements that have been prepared on the same basis as the audited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of such information. We believe quarter-to-quarter comparisons of financial results should not be relied upon as an indication of future performance, and operating results may fluctuate from quarter to quarter in the future.

                                                                       QUARTER ENDED
                                 -----------------------------------------------------------------------------------------
                                 JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                                   1997       1997        1997       1998        1998       1998        1998       1999
                                 --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                                      (IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues:
  Software license fees........   $1,321     $1,616      $2,356     $2,711      $3,105     $3,958      $4,583     $5,008
  Services and maintenance.....    1,372      1,711       2,164      2,080       2,522      2,790       3,027      3,312
                                  ------     ------      ------     ------      ------     ------      ------     ------
    Total revenues.............    2,693      3,327       4,520      4,791       5,627      6,748       7,610      8,320
Cost of revenues:
  Software license fees........      433        449         395         84          45         57          --        101
  Services and maintenance.....    1,059      1,257       1,674      1,635       1,667      1,740       1,794      1,905
                                  ------     ------      ------     ------      ------     ------      ------     ------
    Total cost of revenues.....    1,492      1,706       2,069      1,719       1,712      1,797       1,794      2,006
                                  ------     ------      ------     ------      ------     ------      ------     ------
Gross profit...................    1,201      1,621       2,451      3,072       3,915      4,951       5,816      6,314
Operating expenses:
  Sales and marketing..........      700        871       1,463      1,735       2,428      2,606       3,059      3,171
  Research and development.....      578        647         921      1,207       1,509      1,438       1,659      1,821
  General and administrative...      428        434         919        600         742        885         853        899
                                  ------     ------      ------     ------      ------     ------      ------     ------
    Total operating expenses...    1,706      1,952       3,303      3,542       4,679      4,929       5,571      5,891
                                  ------     ------      ------     ------      ------     ------      ------     ------
Income (loss) from
  operations...................     (505)      (331)       (852)      (470)       (764)        22         245        423
Interest income (expense),
  net..........................       29         40         (11)        23           6         19          54        228
                                  ------     ------      ------     ------      ------     ------      ------     ------
Income (loss) before provision
  for income tax...............     (476)      (291)       (863)      (447)       (758)        41         299        651
Provision for income taxes.....       --         --          --         --          --         --         111        241
                                  ------     ------      ------     ------      ------     ------      ------     ------
Net income (loss)..............   $ (476)    $ (291)     $ (863)    $ (447)     $ (758)    $   41      $  188     $  410
                                  ======     ======      ======     ======      ======     ======      ======     ======
AS A PERCENTAGE OF TOTAL
  REVENUES:
Revenues:
  Software license fees........     49.1%      48.6%       52.1%      56.6%       55.2%      58.7%       60.2%      60.2%
  Services and maintenance.....     50.9       51.4        47.9       43.4        44.8       41.3        39.8       39.8
                                  ------     ------      ------     ------      ------     ------      ------     ------
    Total revenues.............    100.0      100.0       100.0      100.0       100.0      100.0       100.0      100.0
Cost of revenues:
  Software license fees........     16.1       13.5         8.7        1.8         0.8        0.9          --        1.2
  Services and maintenance.....     39.3       37.8        37.0       34.1        29.6       25.8        23.6       22.9
                                  ------     ------      ------     ------      ------     ------      ------     ------
    Total cost of revenues.....     55.4       51.3        45.7       35.9        30.4       26.7        23.6       24.1
                                  ------     ------      ------     ------      ------     ------      ------     ------
Gross margin...................     44.6       48.7        54.3       64.1        69.6       73.3        76.4       75.9
Operating expenses:
  Sales and marketing..........     26.0       26.2        32.4       36.2        43.2       38.6        40.2       38.1
  Research and development.....     21.5       19.4        20.4       25.2        26.8       21.3        21.8       21.9
  General and administrative...     15.9       13.0        20.3       12.5        13.2       13.1        11.2       10.8
                                  ------     ------      ------     ------      ------     ------      ------     ------
    Total operating expenses...     63.4       58.6        73.1       73.9        83.2       73.0        73.2       70.8
                                  ------     ------      ------     ------      ------     ------      ------     ------
Income (loss) from
  operations...................    (18.8)      (9.9)      (18.8)      (9.8)      (13.6)       0.3         3.2        5.1
Interest income (expense),
  net..........................      1.1        1.2        (0.3)       0.5         0.1        0.3         0.7        2.7
                                  ------     ------      ------     ------      ------     ------      ------     ------
Income (loss) before provision
  for income tax...............    (17.7)      (8.7)      (19.1)      (9.3)      (13.5)       0.6         3.9        7.8
Provision for income taxes.....       --         --          --         --          --         --         1.4        2.9
                                  ------     ------      ------     ------      ------     ------      ------     ------
Net income (loss)..............    (17.7)%     (8.7)%     (19.1)%     (9.3)%     (13.5)%      0.6%        2.5%       4.9%
                                  ======     ======      ======     ======      ======     ======      ======     ======

     Our quarterly and annual operating results have varied significantly in the past and are expected to do so in the future. The factors that could affect our quarterly operating results include:

     - our products and services are complex and transactions may take a long time to complete;

     - we complete a limited number of transactions each quarter, and a significant portion of our revenues are recorded during the last month of a quarter;

     - the amount of revenues associated with a particular license can vary significantly based upon the size of the customer databases and other factors, including the number of users of the software;

     - certain periodic individual license sales can cause substantial variations in quarterly license revenues;

     - small delays in customer orders can cause significant variability in our license revenues for a particular period;

     - increased competition;

     - the timing of new releases of our software products and market acceptance of these new releases;

     - changes in our pricing policies or those of our competitors; and

     - changes in operating expenses, foreign currency exchange rate fluctuations and other general economic factors.

     Accordingly, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as predictors of future performance.

LIQUIDITY AND CAPITAL RESOURCES

     The initial public offering of our common stock completed on December 14, 1998 resulted in net proceeds of approximately $18.5 million. As of March 31, 1999, we had available $18.3 million in cash and short-term investments. We believe that the proceeds of this offering, our existing balance of cash, cash equivalents and short-term investments, combined with our $2.0 million revolving note agreement with Fleet National Bank, will be sufficient to meet our working capital and anticipated capital expenditure needs for at least the next 12 months. Thereafter, we may require additional sources of funds to continue to support our business. We may not be able to raise needed capital on terms we find acceptable.

     Cash and cash equivalents as of March 31, 1999 decreased $2.5 million from December 31, 1998. Net cash used in operations of approximately $1.4 million resulted primarily from net income of $754,000 before depreciation expense and non-cash, option-related compensation expense, offset by an approximately $2.1 million increase in non-cash working capital. The increase in non-cash working capital was primarily attributable to an increase in accounts receivable associated with increased license and services revenue in the three months ended March 31, 1999 as compared to the three months ended December 31, 1998 and a reduction of accrued expenses from the December 31, 1998 balance as a result of the payment, in the first quarter of 1999, of 1998 year-end performance bonuses as well as certain accrued costs related to our initial public offering. These decreases were partially offset by an increase in the balance of accounts payable and deferred revenue from December 31, 1998 to March 31, 1999.

     Net cash used in investing activities for the three months ended March 31, 1999 was a result of property and equipment purchases related to the increase in headcount, the move to new operating facilities in London and expansion of the current facilities in Boston as well as the acquisition of computer hardware and software for development and internal operating systems.

In addition, we purchased $171,000 of short-term investments with cash that was being maintained in an overnight cash investment account at December 31, 1998. Net cash provided by financing activities of $2,000 consisted of $65,000 in proceeds from the exercise of common stock options offset by $63,000 for the repayment of capital lease obligations.

     We had net operating loss carryforwards of approximately $2.2 million at March 31, 1999 to reduce federal and state future income taxes, if any. These carryforwards expire through 2018 and are subject to review and possible adjustment by the Internal Revenue Service. The Tax Reform Act of 1986 contains provisions that may limit the amount of net operating loss and credit carryforwards that we may utilize in any one year in the event of certain cumulative changes in ownership over a three-year period in excess of 50% as defined. We believe that we experienced a change in ownership in excess of 50%, however we do not believe that this change will significantly impact our ability to utilize our net operating loss carryforwards.

     We currently have sales offices in the United Kingdom and Australia, in addition to the United States. Our revenues from international operations have been denominated in foreign currencies which historically have been stable in relation to U.S. dollars. As a result, the gain or loss from foreign currency transactions has not been material to our operating results. As of March 31, 1999, the material assets and liabilities denominated in foreign currencies include accounts receivable, accounts payable and cash and cash equivalents. Due to the stability of the foreign economies where these assets and liabilities are denominated, we have not adopted a policy of hedging foreign currency risks. While it is anticipated that foreign transactions will continue to be denominated in local currencies, we expect to use hedging instruments to offset potential currency exposures arising as our international operations expand into less stable economic environments.

IMPACT OF YEAR 2000 ISSUE

     The Year 2000 issue results from computer programs written using two digits rather than four to define the applicable year. Any of our computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

  Assessment

     We have attempted to make an assessment, where practicable, with regard to whether our own internal information systems are Year 2000 compliant. We have taken, or plan to take, the following steps to assure compliance:

     - since June 1998, we have upgraded our accounting, telecommunications and customer care systems, at an aggregate cost of approximately $400,000, with systems that are warranted by the vendors to be Year 2000 compliant;

     - we have required and plan to require vendor warranties as to Year 2000 compliance for future purchases of systems;

     - we plan to seek assurances from our existing vendors whose systems are not warranted to be Year 2000 compliant that such systems are Year 2000 compliant; and

     - we have hired a manager of management information systems, whose responsibilities include oversight of Year 2000 compliance.

  Costs

     We do not separately track the internal costs incurred for Year 2000 projects, which are principally the related payroll costs for its information systems personnel. Although we do not believe that any additional Year 2000 compliance-related costs will be significant, there can be no assurance that costs incurred to address unanticipated issues would not harm our business. Any failure of third-party equipment or software comprising any part of our systems to operate properly with regard to Year 2000 and thereafter could require us to incur unanticipated expenses to address associated problems. Any such expenses could have a material adverse effect on our business, operating results and financial condition. We have received assurances that all material embedded systems included in our products are Year 2000 compliant.

  Risks

     We believe, based on an internal assessment, that the current versions of our software products are Year 2000 compliant. However, our products are generally integrated with the enterprise systems and other products of our customers developed by other vendors. Year 2000 problems in these systems and products might significantly limit the ability of our customers to realize the intended benefits offered by our products. We have no plan to ascertain whether the internal systems and products of our customers are Year 2000 compliant. We may in the future be subject to claims based on Year 2000 problems in others' products or issues arising from the integration of multiple products within an overall system. Although we have not been involved in any litigation or proceeding to date involving our products or services related to Year 2000 issues, there can be no assurance that we will not in the future be required to defend our products or services or to negotiate resolutions of claims based on Year 2000 issues. The costs of defending and resolving Year 2000-related disputes, and any liabilities for Year 2000-related damages, including consequential damages, could have a material adverse effect on our business.

     Year 2000 issues may affect the purchasing patterns of customers and potential customers in a variety of ways. Many companies are expending significant resources to replace or remedy their current hardware and software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those we offer. We do not believe that there is any practical way to ascertain the extent of, and we have no plan to address problems associated with, such a reduction in purchasing resources of our customers. Any such reduction could, however, result in a material adverse effect on our business, operating results and financial condition. The Year 2000 problem is pervasive and complex, as virtually every computer operation will be affected in some way. Consequently, no assurance can be given that Year 2000 compliance can be achieved without significant additional costs.

  Contingency Plan

     We do not have any specific contingency plans if any Year 2000 problems develop with respect to our embedded systems or systems acquired from vendors. Contingency plans will be developed if it appears that we or any of our key vendors will not be Year 2000 compliant, and such noncompliance is expected to have a material adverse impact on our operations. The cost of developing and implementing such plans may itself be material.

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

                                    BUSINESS

INTRODUCTION

     We are a leading provider of customer optimization software products and services. Our software and services are designed to enable businesses to optimize the value of customer relationships across channels, products and service lines. Our Continuous Customer Management solution, including VALEX software and related consulting and integration services, is designed to enable businesses to profitably retain and expand existing customer relationships and acquire new customers.

     With our solution, businesses seek customer relationship optimization, which involves proactively managing the economics of each customer relationship to enable businesses to reach their full profit potential. Through Continuous Customer Management and VALEX, businesses gain an understanding of the economics of customer relationships, measure customer value and provide incentives through campaigns that influence and optimize customer behavior.

     The principal components of our Continuous Customer Management offering are VALEX, our open enterprise software application, and our proprietary consulting and integration services. VALEX has been licensed across multiple industries at 70 different sites in North and South America, Europe and the Pacific Rim. Our customers include Ameritrade, Bell Atlantic, Citigroup, Federal Express, Fidelity Investments, Fleet Bank, Hongkong Telephone, NatWest Bank (U.K.), Staples and U S West. Our products and services are distributed through our direct sales force, through re-seller relationships with IBM, NCR and others, and through co-marketing arrangements with companies such as Andersen Consulting, Compaq, Ernst & Young, KPMG, MicroStrategy, PricewaterhouseCoopers, SAS Institute and Sun Microsystems.

BACKGROUND

     Today's increasingly competitive business environment has forced many businesses to reduce costs in order to improve overall profitability. Enterprise resource planning and supply chain management software and other technologies have played a key role in helping businesses cut costs through the automation of business and administrative functions such as accounting, purchasing and inventory control, and human resources. While applications aimed at cost reduction have generally been successful, businesses have realized that these initiatives are only part of the solution to improve profitability and have begun to invest in a new class of applications designed to increase profitability through revenue growth.

     Revenue growth initiatives have become significantly more difficult and more important to execute successfully because of:

     - the high cost of attracting new customers;

     - the proliferation of customer purchasing options;

     - the emergence of electronic channels for customer interaction; and

     - increased customer sophistication and decreased customer loyalty.

     Many revenue growth applications are aimed at enabling businesses to grow revenue by acquiring new customers and retaining and expanding relationships with existing customers. These applications facilitate cross-selling and marketing of bundled products, new service offerings and differentiated service relationships. To maximize the profitability of these efforts, businesses need to allocate resources based not only on functional area and product profitability, but also on current or potential customer profitability. To enable this focus on customers, businesses need:

     - an investment allocation methodology to identify profitable customer opportunities;

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

     - the ability to access and analyze large amounts of customer information;

     - marketing automation and campaign management applications to design and implement effective marketing campaigns;

     - electronic technologies to manage interactions with customers; and

     - the ability to evaluate the effectiveness of investments on current and potential customer profitability.

     To this end, over the past several years businesses have begun to realign existing marketing and customer management capabilities with new technologies and processes that are designed to optimize customer relationships across the enterprise. This evolution can be summarized in three phases, as follows:

     Phase 1 -- Traditional Approach. With the traditional approach, businesses develop marketing campaigns that solicit broad customer segments with infrequent and static offers. To manage these marketing campaigns, businesses typically use proprietary software provided by third-party commercial service bureaus to access customer information maintained in large external databases. These solutions have provided valuable information to businesses, but have had significant limitations:

     - Limited ability to develop and refine marketing campaigns. Traditional approaches are severely limited in the number and complexity of marketing campaigns that can be supported without manual intervention, causing increased cycle time and cost and less targeted and less timely campaigns.

     - Inability to access the complete customer relationship. Traditional approaches use fixed data structures that store only a limited amount of information about each customer, forcing businesses to make decisions based on a limited portion of available customer information.

     - Limited ability to measure performance. Most traditional solutions use response rates and other basic metrics which do not provide the necessary information required to effectively measure campaign performance or to allocate marketing resources to those campaigns and other communications with the most positive impact on customer profitability.

     - Poor integration with other applications. Many traditional solutions are limited by closed architectures and therefore require time-consuming, manual processes to be integrated with analytical tools, such as online analytical processing and data mining tools, or front-office customer touchpoint applications.

     Phase 2 -- Marketing Automation and Campaign Management. Recognizing the competitive value of more active management of customer relationships, businesses are transitioning from traditional approaches to more automated marketing environments. These enable businesses to target refined customer segments, implement more customized offers on a timely basis, and measure the effectiveness of offers with metrics such as return on investment. Central to this approach are data warehouses that contain a more complete view of the customer relationship, tools that predict customer behavior and software applications that automate the design and execution of marketing campaigns. Through marketing automation and campaign management, businesses benefit from more timely access to, and robust analysis of, customer information, more frequent and targeted campaigns, and more comprehensive measurement of the effectiveness of investments. This results in increased return on investment, reduced customer acquisition costs and reduced marketing cycle time.

     Phase 3 -- Customer Relationship Optimization. Marketing automation and campaign management solutions alone provide significant value. However, their limited integration with customer interaction software products, such as sales force automation, call center, customer

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

service, help desk and Internet products, and other customer-related aspects of the business restricts the ability to plan and optimize customer relationships across the enterprise. In addition, most customer interaction software, marketing automation and campaign management solutions collectively fail to provide a common customer management methodology. Customer Relationship Optimization solutions integrate marketing automation and campaign management software with data warehouses and customer interaction software products in an environment in which all aspects of the customer relationship are considered. This results in more consistent messages to customers, greater penetration of potential high-profit customers and the ability to employ lower cost communication channels, such as the Web, to optimize customer profitability.

THE CUSTOMER OPTIMIZATION OPPORTUNITY

     We believe that customer relationship optimization software and solutions represent a significant opportunity across many industries. Businesses are adopting these technologies at different rates based on their access to customer information, their level of database marketing sophistication, the marginal economic impact of changes in the behavior of their customers and the degree of competitiveness within their industry. We believe that the demand for these technologies will grow rapidly as additional industries recognize customer relationship optimization as a competitive requirement. Additionally, there has been a shift in customer interactions toward electronic channels such as e-mail and electronic commerce on the web. Significant opportunities exist for solutions that enable businesses to transition from the traditional service bureau approach to marketing automation and campaign management applications that incorporate electronic modes of interaction and customer relationship optimization environments. These transitions require highly automated marketing and campaign management solutions that integrate people, processes and technology across the enterprise to insure adherence to a common customer management methodology.

     In an October 1998 report, the META Group estimated that the market for enterprise marketing automation solutions, which primarily consists of next generation campaign management solutions, will grow from $100 million in 1998 to $2 billion in 2002, a compound annual growth rate of over 110%. The META Group also forecasts that the majority of so-called Global 2000 companies will outgrow their traditional data bureau-based database marketing approaches by 2002. Further, the report states that companies' increasing focus on business-to-business electronic commerce is also highlighting the need for Web-based campaign management solutions.

THE EXCHANGE APPLICATIONS SOLUTION

     We believe that our Continuous Customer Management solution, implemented through our VALEX software and proprietary consulting and integration services, represents a fundamentally new approach to customer relationship optimization that addresses the opportunities described above. Continuous Customer Management delivers customer relationship optimization solutions that are designed to allow a business to maximize the profitability and revenue growth from new and existing customers through marketing automation and campaign management that can evolve to enterprise-wide customer management.

     We provide a solution called Continuous Customer Management, which includes our VALEX software product and related consulting and integration services. This solution is designed to enable businesses to maximize profitability by:

     - providing a complete view of the relationship between a business and its customers;

     - interfacing with a range of data-mining, reporting, modeling and Web interaction analysis products that access data warehouses to identify high-value customers;

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

     - providing powerful marketing automation and campaign management software that allows marketers to define and execute highly timely and targeted marketing campaigns and other customer communications;

     - integrating with front-office customer touchpoints, such as call centers, direct mail, sales forces, e-mail and Web sites, to deliver communications to existing and potential customers;

     - tracking the success or failure of communication streams, to ensure more effective investments in customers; and

     - allowing non-technical marketing professionals to design, execute and continuously evaluate and refine targeted marketing campaigns.

     Our consulting and integration services help companies to quickly implement the core VALEX modules while developing the business processes necessary to successfully adopt Continuous Customer Management.

     With our solution, businesses seek to achieve customer relationship optimization, which involves proactively managing the economics of each customer relationship to enable businesses to reach their full profit potential. Through Continuous Customer Management and VALEX, businesses gain an understanding of the economics of customer relationships, measure customer value and provide incentives through campaigns that influence and optimize customer behavior. Our solution offers the following key benefits:

     - Improved Profitability and Revenue Growth. VALEX and Continuous Customer Management are designed to enable businesses to retain and increase the value of existing customers and to acquire new customers by focusing investment resources on those customers with the greatest current and potential value. Through the use of our solution, businesses have achieved increased retention rates, lower acquisition costs, more efficient cross-selling and better customer satisfaction due to more relevant, less intrusive communications.

     - Comprehensive Solution. Our products and services are designed to provide a complete solution for customer optimization. We believe that our combined offering of software, proprietary methodologies and consulting services help businesses implement marketing automation and campaign management software and improve customer profitability quickly and with little risk.

     - Enterprise-wide Customer View. VALEX is designed to enable organizations to access and use all types of information stored in data warehouses. Businesses are therefore not restricted in the scope or type of information used to design customer optimization strategies.

     - Increased Marketing Velocity. VALEX creates continuous, fully-automated marketing campaigns, allowing multiple end users to develop customized communications triggered by customer characteristics (e.g., age, income, buying behavior), specific events (e.g., changes in spending patterns, births of children, changes in economic status) or dates (e.g., birth dates, contract renewal dates). VALEX is designed to allow businesses to reduce dramatically the cycle time from planning through design, execution and measurement of the effectiveness of campaigns, to better respond to competitive and market pressures and to quickly evaluate new campaigns.

     - Open, Extensible Architecture. VALEX is designed to be open, easy-to-use and scaleable across a wide variety of computing environments. The VALEX architecture conforms to many current industry standards and can be integrated with existing hardware and software environments, allowing businesses to leverage their investments in customer interaction software products and data warehouse technologies.
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

STRATEGY

     Our objective is to be the leading provider of customer relationship optimization software and solutions globally. Our strategy for achieving this objective includes:

     Extend VALEX. We have developed unique technical solutions that enable businesses to optimize customer relationships. We are currently developing product extensions that will enhance the ability of our existing products and services to directly integrate with data mining products and link communications to customers with changes in their behavior.

     Offer Additional Customer Optimization Solutions. We intend to develop additional products and services that provide automation and business intelligence with the goal of improving a business's ability to perform customer relationship optimization. One such offering, called "Velocity Connect," will enable businesses to generate real-time intelligent responses based on historical customer information. Overall, our future products and services will be designed to enhance business planning and forecasting based on customer and channel economics. We may also acquire businesses or technologies that would provide us with extended product or service offerings across the various aspects of a Continuous Customer Management implementation and/or specialized knowledge or tailored software for selected vertical industries.

     Increase Vertical Industry Focus. We currently target the telecommunications and financial services industries as well as other database-marketing intensive businesses that seek to develop customized marketing campaigns. We intend to expand our focus to other industries as the demand for our customer relationship optimization solution grows. Our experience has been that the rate of adoption of our solutions is driven by competitiveness within a given industry, the level of database marketing sophistication, access to customer information and the marginal economic impact of changes in customer behavior. We are currently considering dedicated sales efforts focused on retail/catalog, utilities/energy and insurance and companies doing business over the Internet.

     Broaden Distribution Channels and Build Alliances. We will continue to develop indirect distribution channels. We maintain global re-seller agreements for VALEX with IBM, NCR and others to leverage these partners' extensive marketing and distribution channels. We also have co-marketing relationships with companies such as Andersen Consulting, Compaq, Ernst & Young, KPMG, MicroStrategy, PricewaterhouseCoopers, SAS Institute and Sun Microsystems. We plan to leverage the professional services resources of these re-seller and co-marketing organizations to provide certain non-proprietary professional services required in connection with the implementation of Continuous Customer Management and VALEX. This strategy will allow us to provide and expand our professional services offerings to most effectively complement our Continuous Customer Management methodology and software applications. This strategy will also help increase the efficient implementation of Continuous Customer Management solutions in anticipation of increased demands on our services resources.

     Expand Global Direct Sales. We currently maintain and are aggressively expanding our direct sales forces in North America, the U.K. and Australia. In the future, we plan to expand further in Europe, South America and the Pacific Rim, with particular attention to territories or industries experiencing trends advantageous to the adoption of our solution, such as deregulation.

     Increase Web-based Capabilities. We plan to offer technology that will expand VALEX to assist businesses in optimizing customer relationships through electronic information channels, such as the World Wide Web. Specific capabilities may include:

     - targeted outbound e-mail;

     - intelligent handling of inbound e-mail;

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

     - browser-based VALEX interface;

     - incorporating Web-based customer interaction data with central data warehouses; and/or

     - measuring performance of Web-based marketing initiatives.

PRODUCTS -- VALEX

     Our customer optimization software product, VALEX, allows end users to select targeted customer segments, design time- and event-triggered customized marketing campaigns and continuously execute and measure the effectiveness of these marketing campaigns. VALEX may be implemented quickly with a broad range of processes, databases and customer interaction software environments.

     VALEX implementations range in size and complexity. A small implementation may include data for 400,000 customers in a 50-100 gigabyte data warehouse, with 10 business users accessing the system. The price range for VALEX for this size configuration is $200,000-$250,000. A large implementation may have 20 million customers, a multi-terabyte data warehouse, and more than 100 users. The price for VALEX in this configuration exceeds $1.0 million.

     The principal VALEX components are listed and described in the following table:

       COMPONENT                                                       DESCRIPTION
       ---------                                                       -----------
       Desktop...................................  Allows users to define their core process steps for
                                                   Continuous Customer Management and then to organize
                                                   VALEX components and associated applications into
                                                   those process steps.

       Segment...................................  Allows users to segment the database into groups of customers for a particular marketing campaign or
                                                   analysis.

       Model Connect.............................  Allows users to dynamically score customer segments by using statistical models to screen real-time
                                                   data.

       Profile...................................  Allows users to analyze the characteristics of individual customers within a segment.

       Campaign..................................  Allows users to define and execute targeted campaigns that run continuously and contain event
                                                   triggers that respond to customer behavior or
                                                   inactivity.

       Extract...................................  Allows users to select information from the data warehouse and export this information to customer
                                                   interaction software and other applications.

       Admin.....................................  Allows users to interface VALEX with data warehouses and provide configuration settings.

       Filter....................................  Allows users to analyze descriptions of customers and their characteristics in the data warehouse.

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

The figure below depicts VALEX and Continuous Customer Management as part of an enterprise-wide solution.
 [A series of diagrams showing the VALEX architecture interfacing with customer databases and customer touchpoints.]

     A VALEX User Case. The following description and diagram illustrate how VALEX is used to create, evaluate and refine marketing campaigns for enterprise-wide customer management.

     Desktop. A user first selects a "work group", which directs a user to the database to be accessed and the process steps to be performed. A simplified marketing process may include identifying and planning opportunities, and then designing, executing and continuously evaluating and refining campaigns.

     Segment and Profile. During the opportunity identification stage, a user employs VALEX Segment to define desired groups of customers to be targeted in a particular campaign. The VALEX Profile component is then used to further analyze each segment by other attributes in the database (such as purchasing patterns, demographics, prior campaign history). In the example pictured below, three segments are defined. The "Targeted Prospects" segment comprises a group of prospective customers selected for a direct mail campaign. The "Cross-Sell Opportunities" segment identifies a group of current customers whose purchase behavior indicates a likelihood of buying certain additional products. The "Likely to Leave" segment is derived using a statistical model, potentially scored dynamically through Model Connect, to identify customers with a high probability of attrition based on their behavioral and demographic characteristics.

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

          [A COMPUTER SCREEN DIAGRAM OF VALEX CAMPAIGN DECISION TREE.]

     Campaign. Once the user has decided on segments to be targeted for a particular campaign, he or she moves to the campaign design stage of the process. In this stage, a user employs VALEX Campaign to define the structure of the campaign. The user starts by specifying the campaign universe, and then defining all customers eligible to participate in the campaign. In this example, the user then creates three contact segments that branch off from the campaign universe. Groups are created by linking a query defined in VALEX Segment to the database of potential contacts and by specifying rules that determine whether each customer or prospect meets the campaign selection criteria. Rules are specified through database queries or data mining routines and can establish "triggers" that respond to customer behavior. Once a group of contacts is identified, it can be subdivided into smaller random groups that receive different communications. Subdivisions allow the user to test the relative effectiveness of various communication strategies, comparing different messages, offers and/or channels against a control group. In the example above, the user further divides the "Cross-Sell Opportunities" contact group in order to test two different offers -- "Product Upgrade" and "Discounted Enrollment" -- against a control group that will not receive any offers. The behavior of all three "splits" of the "Cross-Sell Opportunities" contact group will be evaluated to improve future campaigns.

     Extract and Schedule. After a campaign has been created, the user links each element of the campaign to VALEX Extract. The physical destination of the targeted list of customers and the information content to be delivered to the customer touchpoint are defined as Extracts. In the pictured campaign, the "Mail House" extract is formatted for the generation of personalized direct mail. "Sales Agents," "Call Center" and "Service Center" extracts directly feed the appropriate system for each touchpoint. The "Promotional History" extract creates a record for each customer or prospect included in the campaign with information about that individual's contact group, offer and channel. This record, stored in a history table in the data warehouse, is used to measure campaign effectiveness and drive future communications. Through VALEX

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

Schedule, campaign execution can be highly automated, reducing or eliminating human intervention. For instance, VALEX Schedule could automatically generate a nightly list of the best potential contacts for a cross-sell campaign or a weekly list of new customers to receive a welcome package through the mail.

     Metrics Repository. After executing a campaign, VALEX and Metrics Repository are used to analyze the campaign and refine it for the next cycle. Metrics Repository enables users to:

     - define campaign history tables, which update the data warehouse with information about customers or prospects selected in the campaign and capture information about each customer at the time they were contacted;

     - establish test versus control groups to verify the incremental performance of a new message or segmentation technique;

     - track each iteration of a campaign over time;

     - define a "response" to a marketing action (e.g., a purchase of the offered product within two weeks of the start of the campaign); and

     - link responses to campaign promotions, providing the information foundation for measuring marketing effectiveness.

     Because the measurement needs of businesses vary widely, Metrics Repository is customized to meet the requirements of each individual business.

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

     VALEX Architecture. VALEX is an open enterprise software solution that can operate on a variety of platforms in a multi-tiered environment, thereby providing businesses maximum flexibility in the deployment of the software. For some smaller installations, both the database and the application server can be installed on one server with input from a separate client console. Larger installations may require a three-tiered environment, with separate client, data-warehouse and application servers. The software has been developed in Visual C++ and Java and is object oriented. Parallel operation of VALEX enables it to exploit database and hardware capabilities to operate in large database environments. VALEX supports most of the common relational databases in use today, and has been designed to generate structured query languages that leverage the unique capabilities of the relational database system platforms. The following diagram represents an overview of VALEX and the platforms it supports.
    [The graphic depicts a series of diagrams showing the VALEX architecture interfacing with customer databases and the platforms that VALEX supports.]

     Designed to be flexible and scaleable, VALEX uses a variety of industry standard capabilities and interfaces to integrate closely with data-warehouse and customer interaction software environments. We are also developing external interfaces to VALEX that will allow consultants, partners or customers to quickly and easily add their own functional extensions to the software while maintaining compatibility with future VALEX releases. We believe that VALEX represents the most comprehensive combination of functionality, scalability and openness in the marketplace today.

SERVICES

     We maintain our own integration services consulting group. The group delivers capabilities to VALEX customers that include data warehouse design and infrastructure development, business process design capabilities and all aspects of the Continuous Customer Management implementation. Key service offerings include:

  Consulting

     Process Design. A central part of the Continuous Customer Management solution is the design and customization of processes for customer optimization. This includes process templates

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

in planning, campaign execution, measurement and continuous learning. Our customer optimization methodology describes a process for businesses to allocate marketing investments based on the likely return of a particular marketing campaign or customer communication. Through our methodology, businesses can make investments based on current and potential customer profitability and allocate resources to customers with high profit potential through more frequent and better targeted campaigns and differentiated service offerings. Businesses can then utilize the data generated by VALEX to track overall campaign performance as well as individual customer responses to campaigns. This allows them to discern more readily which customers are most likely to respond to particular campaigns. Our customer optimization methodology identifies gaps between the current and potential profitability of customers. Companies can then employ VALEX to execute strategies to reduce those gaps.

     Metrics Repository. Our Metrics Repository offering is a custom application development project that enables a business to measure and visualize the impact of its investments across customers and campaigns. Measurement is accomplished through the Continuous Customer Management process steps, which require businesses to establish a consistent measurement baseline and adopt a process-driven view for managing and optimizing the value of its customer relationships. The Metrics Repository is typically implemented through integration of online analytical processing tools with the data warehouse and VALEX.

     VALEX Rapid Implementation. With VALEX Rapid Implementation, we implement the core VALEX components and integrate them with existing data warehouse environments within a matter of weeks through a structured, tightly-managed methodology. Rapid Implementation includes advising on campaign structures and customer management strategies, training the first series of users on VALEX and supporting and guiding users through the initial days of operation.

  Customer Support and Service

     We believe that superior customer support and service are critical to successful implementation of Continuous Customer Management and VALEX. We are committed to providing high-quality customer support and to maintaining a qualified customer support and service team. Ongoing customer support and service are provided on a 24-hour-a-day, 7-day-a-week basis.

  Training

     We offer complete training for our customers and partners. This training includes end-user interaction with VALEX, administration of VALEX and best practices in Continuous Customer Management.

  Maintenance and Product Upgrades

     We provide ongoing product support services under our license and maintenance agreements. Maintenance contracts are typically sold to customers for one-year terms commencing on the date of the initial VALEX license and may be renewed for additional periods. We also provide product updates to VALEX free of charge for customers with a maintenance agreement. Customers who do not purchase a maintenance agreement but would like to receive product updates must purchase them from us.

PRODUCT DEVELOPMENT

     We originally introduced VALEX in July 1996 and have subsequently made a number of product revisions and enhancements. We have adopted a strategy of continuously reevaluating the

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

needs of customers and marketplace trends to develop new products. Our ongoing product development efforts are focused on:

     - Release 3.0 -- This release will include the development of response management capabilities necessary to describe and track customer response behaviors related to marketing campaigns.

     - Enhanced Customer Planning -- This new capability will incorporate advanced business intelligence engines to simulate customer behavior in order to improve investment planning and forecasting.

     - Release 3.1 -- This release will modify VALEX to support multilingual databases and to permit translation into other languages.

     - Release 4.0 -- In order to provide maximum flexibility, open interfaces to the VALEX objects will allow partners and customers to extend the software directly, further broadening the base functionality of VALEX.

     - Local Campaign Management -- This new module will utilize features in Release 4.0 to enable satellite offices and remote users to design and execute independent campaigns while coordinating with the central marketing function.

     Release 3.0 will be released for selected platform configurations by June 30, 1999. The remaining improvements and extensions are expected to enter beta testing within the next six to eighteen months. There can be no assurance that we won't experience difficulties that could delay or prevent successful development, introduction and sales of these products or that our new products and enhancements will adequately meet the requirements of the marketplace and achieve market acceptance.

SALES AND MARKETING

     We market our software and services through our direct sales force of 22 quota-carrying sales representatives and indirectly through re-sellers and co-marketers. As of March 31, 1999, we had sales offices in Boston, Denver, London, England and Sydney, Australia. Our sales force consists of teams made up of sales executives, managers and pre-sale engineers organized by vertical industry. The sales teams currently focus on marketing products and services to the financial services and telecommunications industries. We recently created the Growth and Emerging Market Division charged with developing new vertical markets for VALEX. The Division's current focus includes retail/catalog, utilities/energy, insurance and companies doing business over the Internet.

     We currently have re-seller relationships with IBM, NCR and others, which grant these companies the right to re-market VALEX and utilize our marketing materials. In addition, we have co-marketing arrangements with companies such as Andersen Consulting, Compaq, Ernst & Young, KPMG, MicroStrategy, PricewaterhouseCoopers, SAS Institute and Sun Microsystems to generate leads and participate in sales efforts. Our re-sellers are not committed to make any minimum number of sales of VALEX, or to otherwise provide us with business. We may not realize any additional revenue from any of these relationships.

CUSTOMERS

     We have focused sales of our Continuous Customer Management solution to leading businesses in certain targeted vertical industries, particularly the financial services and telecommunications industries. We have also made significant sales to other database-marketing intensive businesses that seek to develop customized marketing campaigns. Listed below are selected large customers in the financial services and telecommunications vertical markets, as well as certain customers from other industries.

FINANCIAL SERVICES      TELECOMMUNICATIONS                 OTHER
------------------      ------------------                 -----
Ameritrade           BC TELECOM                Aid Association for Lutherans
Citigroup            Bell Atlantic             Dutch Railways
Fidelity
  Investments        British SKY Broadcasting  Federal Express Corporation
First USA            Hongkong Telephone        Guidepost
Fleet Bank           NEXTEL                    New England Business Services
INVESCO Funds Group  Sprint                    Seabury & Smith
KeyCorp              U S WEST                  Staples
Mellon Bank          Vodafone                  Winterthur

     In 1997, two customers each individually accounted for more than 10% of our revenues. These customers were Acxiom and Fleet Bank. In 1998, only one customer, Acxiom, accounted for more than 10% of our revenues. Acxiom is a re-seller of our products and services. Revenues from Acxiom were comprised of sales to multiple end user businesses. For the three months ended March 31, 1999, one customer, Citigroup, accounted for more than 10% of our revenues.

  Customer Case Studies:

     The following customer case studies represent the experiences of three of our customers that have significant operating experience with our products and that agreed to include information regarding their experiences in this prospectus.

  Federal Express Corporation, Memphis

     Federal Express over the last four years has re-engineered its database marketing process from marketing and campaign planning to customer segmentation and campaign execution, evaluation and refinement. Federal Express has used VALEX to automate and accelerate its database marketing process.

     Federal Express reports the following accomplishments:

     - a dramatic time reduction in direct-marketing campaign cycles; and

     - a major improvement in "prospecting" campaigns.

     For its application of VALEX, Federal Express won both the 1997 "Best Data Warehouse Application" award from the Data Warehouse Institute and the 1997 "Excellence Award" from the National Center for Database Marketing.

  U S West, Denver

     As a result of deregulation, U S West faces enormous marketing opportunities and faces new risks brought on by competition. In 1998, U S West adopted a large-scale customer relationship management initiative to improve communications with customers across multiple product lines.

     As part of their initiative, U S West installed VALEX in May 1998 to establish a methodology for cross-selling its products and services based on fully-integrated profiles of its customers. We have installed VALEX in U S West's consumer and small business groups, resulting in significantly reduced marketing cycle times. As VALEX is implemented in additional business units, U S West expects to achieve increased customer acquisition and retention rates, and an improved ability to cross-sell and up-sell while decreasing unproductive direct-mail expenses. U S West believes that this mix of revenue generation and cost savings should help increase earnings.

  Bank of America, San Francisco

     Bank of America estimates that 20% of its customer base generates more than 100% of its net income. The remaining 80% are either marginally profitable or unprofitable. In 1998, Bank of America implemented VALEX to identify its most profitable customer segments, find prospects that share similar characteristics with this group, and increase profitability of existing customers.

     Bank executives report that VALEX has significantly changed the way they allocate marketing dollars. The bank is now able to perform a greater number of highly targeted campaigns per year, rather than several mass marketing campaigns. VALEX has also helped Bank of America reduce its time-to-market for marketing campaigns from four weeks to one week or less, a significant advantage when the bank needs to react to interest rate cuts or other market occurrences. As Bank of America implements VALEX in other lines of business, bank executives expect to realize significant revenue generation opportunities.

COMPETITION

     Our products and services are targeted at the emerging market for customer optimization software solutions. The market for customer optimization software and related services is highly competitive. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources. Our products and services are targeted at the emerging market for customer optimization software solutions. Current and potential competitors are diverse in their orientation and history. They include:

     - database marketing vendors such as Acxiom, Experian (a division of Great Universal Stores), Harland and Harte-Hanks, which provide a combination of service bureau capabilities and proprietary software;

     - small independent software companies that have created or are attempting to create offerings similar to VALEX;

     - enterprise resource planning and customer information system vendors such as SAP, Baan, Oracle, Siebel and Vantive, that may have an interest in broadening their product lines to include applications with competitive functionality; and

     - internal information technology departments that attempt to build their own systems.

     The principal competitive factors that favor us include:

     - domain expertise and intellectual property in customer optimization process management;

     - our reputation and the reputations of our employees and products;

     - our substantial installed base, and number and quality of user references;

     - an open and flexible product architecture;

     - strong marketing automation and campaign management functionality; and

     - speed and ease of implementation and use.

PROPRIETARY RIGHTS AND LICENSES

     We rely primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary rights. In addition, we generally license VALEX to end users in object code (machine readable) format, and our license agreements generally allow the use of VALEX solely by the customer for internal purposes without the right to sublicense or transfer VALEX. However, certain customers have required us to maintain a source code escrow account with a third-party software escrow agent, and a failure to perform our obligations under the related license and maintenance agreements or our insolvency could conceivably cause the release of our source code to such customers for certain limited purposes. We believe that the foregoing measures afford only limited protection. Despite our efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy is a viable risk. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Furthermore, there can be no assurance that our competitors will not independently develop technology similar to ours. We may increasingly be subject to claims of intellectual property infringement as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Although we are not aware that any of its products infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to current or future products. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, might not be available on terms acceptable to us or at all, which could have a material adverse effect upon our business.

     We have in the past and may in the future resell certain software, which we license from third parties. There can be no assurance that these third party software licenses will continue to be available to us on commercially reasonable terms. The loss of or inability to maintain or obtain any of these software licenses could result in delays or reductions in product shipments until equivalent software can be identified, licensed and integrated, which could adversely affect our business.

EMPLOYEES

     As of March 31, 1999, we had 174 full-time employees, including 46 primarily engaged in research and development and 57 in sales and marketing. We had 19 contractors, primarily engaged in research and development. None of our employees is represented by collective bargaining units and, to date, we have not experienced a work stoppage. Our future depends on our ability to attract, retain and motivate highly-skilled employees. Competition for employees in our industry is intense.

FACILITIES

     Our primary offices are located in approximately 47,000 square feet in Boston, Massachusetts pursuant to a lease expiring in June 2003. We also lease space for sales offices in Denver, Colorado, London, England and Sydney, Australia.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is certain information concerning the directors and executive officers of Exchange Applications.

NAME                                        AGE                       POSITION(S)
----                                        ---                       -----------
Andrew J. Frawley.........................  36     Chairman of the Board, President, Chief Executive
                                                     Officer and Director
John G. O'Brien...........................  47     Chief Financial Officer, Vice President,
                                                   Treasurer and Secretary
David G. McFarlane........................  36     Chief Operating Officer
David L. Fitzgerald.......................  43     Vice President, North American Sales and
                                                   Alliances
F. Daniel Haley...........................  43     Vice President, Growth and Emerging Markets
Michael D. McGonagle......................  47     Chief Technology Officer
Patrick A. McHugh.........................  36     Vice President, Marketing
N. Wayne Townsend.........................  35     Vice President, Financial Services Solutions
Stewart I. J. Vassie......................  39     Vice President, European Operations
Ramanan Raghavendran......................  31     Director
Jeffrey Horing............................  35     Director
Dean F. Goodermote........................  45     Director

     Mr. Frawley founded Exchange Applications in November 1994 and has served as its President and Chief Executive Officer since its incorporation in November 1996. Mr. Frawley was elected Chairman of the Board of Directors of Exchange Applications in January 1998. From July 1993 until founding the Company, Mr. Frawley served as a principal of Grant & Partners Limited Partnership, a management consulting company. From May 1989 to July 1993, Mr. Frawley held various positions at MarketPulse, a subsidiary of Praxis International Inc. and developer and provider of database marketing products, including serving as Vice President of North American Operations. Mr. Frawley holds a B.S. in accounting from the University of Maine and an M.B.A. from Babson College. Mr. Frawley has more than 10 years of experience in the high technology industry.

     Mr. O'Brien joined Exchange Applications in September 1997 as Vice President, Chief Financial Officer and Secretary and was elected Treasurer of the Company in July 1998. From November 1996 to April 1997, Mr. O'Brien served as Vice President, Finance and Chief Financial Officer of Advanced Modular Solutions, a computer hardware manufacturing company. From August 1993 to November 1996, Mr. O'Brien served as Corporate Controller of Avid Technology, Inc., a computerized film editing system manufacturing company. From February 1991 to August 1993, Mr. O'Brien served as Assistant Corporate Controller at Wang Laboratories, Inc., a computer hardware and office automation system manufacturing company. Mr. O'Brien is a C.P.A., holds a B.S. in accounting from Northeastern University, and an M.B.A. from the Wharton School of the University of Pennsylvania. Mr. O'Brien has more than 15 years of experience in the high technology industry. As part of the settlement of Mr. O'Brien's divorce proceeding in January 1998, Mr. O'Brien voluntarily filed a bankruptcy petition under Chapter 13 of the federal bankruptcy code. We do not believe that the filing of such petition or the related circumstances reflects on Mr. O'Brien's ability or integrity as an executive officer of Exchange Applications.

     Mr. McFarlane joined Exchange Applications in June 1997 as Executive Vice President, Worldwide Sales and Services and was promoted to Chief Operating Officer in December 1998. From January 1988 to June 1997, Mr. McFarlane held various positions at Project Software & Development, Inc., a publicly traded software company that develops and markets high value capital asset software for processing plants and production equipment, most recently serving as

Vice President, International and Alliances. Mr. McFarlane holds a B.Sc. in electrical engineering and a Masters degree in electrical engineering from the University of Bath in the U.K. Mr. McFarlane has more than 10 years of experience in the high technology industry.

     Mr. Fitzgerald joined Exchange Applications in July 1998 as Vice President, North American Sales and Alliances. From June 1996 to July 1998, Mr. Fitzgerald was the Group Vice President, Eastern Region of The Vantive Corporation, an application software company. From April 1995 to April 1996, Mr. Fitzgerald served as Vice President of Sales of Salesoft, Inc., a start-up company specializing in sales force automation software. From March 1991 to April 1995, Mr. Fitzgerald served as President of PowerCurve Corporation, a company which he founded that specializes in systems integration and ERP implementation services. Mr. Fitzgerald holds a B.S. in engineering from the University of Massachusetts. Mr. Fitzgerald has more than 15 years of experience in the high technology industry.

     Mr. Haley joined Exchange Applications in November 1998 as Vice President, Growth and Emerging Markets. From October 1997 to November 1998, Mr. Haley was the President and Chief Executive Officer of FDH Associates Consulting Group Inc., a private consulting firm. From February 1995 to October 1997, Mr. Haley was the President and Chief Executive Officer of Precise Software Ltd., a computer software company. From May 1989 to February 1995, Mr. Haley was a general partner of Advent International Corp., a venture capital firm. Mr. Haley holds a B.S. in Industrial Relations from the University of Massachusetts and an M.B.A. from the University of Denver. Mr. Haley has more than 20 years of experience in the high technology industry.

     Mr. McGonagle joined Exchange Applications upon its founding in November 1994 and served as Vice President, Product Development from its incorporation in November 1996 until December 1998 when he was promoted to Chief Technology Officer. From November 1993 to November 1994, he was Vice President, Research and Development at MarketPulse. From August 1991 to November 1993, he served as Director of Client-Server Development at Praxis International Inc. Mr. McGonagle holds a B.A. in mathematics from the University of Massachusetts (Lowell) and a Masters degree in mathematics from Brown University. Mr. McGonagle has more than 20 years of experience in the high technology industry.

     Mr. McHugh joined Exchange Applications in February 1996 and has served as Vice President, Marketing since March 1998. Mr. McHugh served in various other capacities with Exchange Applications between February 1996 and March 1998, including serving as Vice President, Sales and Vice President, Marketing. From June 1995 to February 1996, Mr. McHugh was the Eastern Region Manager of Stanford Technology Group, a software development company. From October 1994 to June 1995 he was Northeast Regional Manager of Siemens Nixdorf, a computer systems manufacturing company, and from October 1993 to October 1994 he was Northeast Regional Manager of Kendall Square Research, a computer systems manufacturing company. Mr. McHugh holds a B.S. in marketing and a B.S. in finance from Northeastern University. Mr. McHugh has more than 10 years of experience in the high technology industry.

     Mr. Townsend joined Exchange Applications in April 1996 as Vice President, Integration Services and was appointed to the position of Vice President, Financial Services Solutions in December 1998. From April 1994 to April 1996, Mr. Townsend was a Project Director at Epsilon, a database marketing services company. From May 1990 to April 1994, he was a consultant at Andersen Consulting, a management consulting company. Mr. Townsend holds a B.S. in mechanical engineering from the Massachusetts Institute of Technology and an M.S. in mechanical engineering from the University of Dayton. Mr. Townsend has more than 10 years of experience in the systems integration industry.

     Mr. Vassie joined Exchange Applications in May 1997 and has served as Vice President, European Operations since November 1998. Mr. Vassie served in various other capacities with Exchange Applications between May 1997 and November 1998, including General Manager, Europe, Middle East and Africa Operations and Sales Manager, UK Operations. From June 1996 to

December 1996, Mr. Vassie was the UK General Manager of Magna Software Ltd., an application development software company. From May 1995 to April 1996, Mr. Vassie was the Sales and Marketing Director of USoft UK Ltd., an application development software company. From April 1992 to April 1995, Mr. Vassie was the UK Major Accounts Sales Executive of Compuware, Inc., an application development software company. Mr. Vassie has more than 20 years of experience in the software engineering and high technology industries.

     Mr. Raghavendran has served as a Director of Exchange Applications since March 1997. Mr. Raghavendran has served as a member of Insight Venture Associates, LLC and Insight Venture Associates II, LLC, affiliated private equity investment firms, since January 1997. From 1992 to 1996, Mr. Raghavendran was employed at General Atlantic Partners, an investment firm. Mr. Raghavendran also serves on the boards of directors of several privately held companies.

     Mr. Horing has served as a Director of Exchange Applications since March 1997. Mr. Horing has served as a managing member of Insight Venture Associates, LLC and Insight Venture Associates II, LLC, affiliated private equity investment firms, since January 1995. From 1990 to 1994, Mr. Horing was employed at E.M. Warburg Pincus, an investment firm. Mr. Horing also serves on the boards of directors of several privately held companies.

     Mr. Goodermote has been a Director of Exchange Applications since January 1998. Mr. Goodermote has been the President and Chief Executive Officer of Process Software Corporation, a software development company, since August 1996. From August 1986 to August 1996, Mr. Goodermote held various positions at Project Software and Development, Inc., including President and Chief Operating Officer and most recently as Chairman of the Board of Directors. Mr. Goodermote is a director of First International Bank, N.A., a wholly owned subsidiary of First International Bancorp, Inc., and is also on the boards of directors of several privately held software companies.

BOARD OF DIRECTORS

     Our charter and by-laws provide that the size of our Board of Directors shall be determined by resolution of the Board of Directors.

     Our charter provides for classification of our board into three classes, with the members of the respective classes serving for staggered three-year terms. The first class consists of Mr. Horing, the second of Mr. Goodermote and the third of Mr. Frawley and Mr. Raghavendran, with the initial terms of the directors comprising the classes expiring upon the election and qualification of the directors at the annual meetings of the stockholders held following the fiscal years ending December 31, 1998, 1999 and 2000, respectively. At each annual meeting of stockholders, directors will be re-elected or elected for full three-year terms.

     Our Board of Directors has established a Compensation Committee and an Audit Committee. The members of the Compensation Committee are Jeffrey Horing and Dean Goodermote, and the members of the Audit Committee are Ramanan Raghavendran and Dean Goodermote.

     Our executive officers are appointed by the Board of Directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of the executive officers or directors.

     Mr. Goodermote, Mr. Horing and Mr. Raghavendran serve on the boards of directors of certain private companies that engage in software development and related services. However, we do not expect that serving as a director of these other companies poses any material risk of conflict with their duties as serving as directors of Exchange Applications. To the extent conflicts develop, they will be required to abstain from consideration of such items before the Board of Directors in accordance with our by-laws.

     On January 30, 1998, we granted to Dean Goodermote an option to purchase 20,000 shares of common stock at an exercise price of $1.35 per share, vesting over a four-year period. Prior to the offering, no other directors have received compensation for their services in such capacity. Our directors' stock option plan provides for the grant of stock options to non-employee directors. Directors who are employees of Exchange Applications are not paid any fees or additional compensation for service as members of the Board of Directors or any committee thereof. We may enter into customary arrangements with respect to fees and other compensation (including expense reimbursement) for directors who are not employees of Exchange Applications or any of its subsidiaries. We maintain directors' and officers' liability insurance and our by-laws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law. In addition, our charter limits the liability of directors to Exchange Applications or its stockholders for breaches of the directors' fiduciary duties to the fullest extent permitted by Delaware law.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     In March 1997, the Board of Directors established a compensation committee responsible for determining compensation of officers of Exchange Applications. Prior to March 1997, we had no compensation committee or other committee of the Board of Directors performing similar functions. Andrew Frawley's salary during such year was established by the Board of Directors and decisions concerning compensation of other executive officers were made during such year by Mr. Frawley.

EMPLOYMENT CONTRACTS

     The officers serve at the discretion of the Board of Directors. We do not presently have an employment contract in effect with any of our officers.

EXECUTIVE COMPENSATION

  Summary Compensation Table

     The table below sets forth certain compensation information for the fiscal years ended December 31, 1998 and 1997 with respect to our chief executive officer and our other four most highly compensated executive officers whose 1998 compensation exceeded $100,000.

                                                                     LONG-TERM
                                                                    COMPENSATION
                                                                       AWARDS
                                              ANNUAL          ------------------------
                                          COMPENSATION(1)     RESTRICTED    SECURITIES
           NAME AND                     -------------------      STOCK      UNDERLYING     ALL OTHER
      PRINCIPAL POSITION        YEAR     SALARY     BONUS      AWARDS(2)     OPTIONS     COMPENSATION
      ------------------        ----     ------     -----      ---------    ----------   ------------
Andrew J. Frawley.............  1998    $200,000   $100,000   $16,661,664    105,000            --
  Chairman of the Board,        1997     200,000    100,000     2,319,440    151,200            --
  President and Chief
  Executive Officer
David G. McFarlane............  1998     139,375    134,723            --     30,000            --
  Chief Operating Officer       1997(3)   78,757     47,500            --    300,000            --
Stewart I.J. Vassie...........  1998     124,256    152,633            --     71,600            --
  Vice President,               1997(4)   45,224     79,305            --     20,000            --
  European Operations
Patrick A. McHugh.............  1998     125,417     89,966       736,088     10,000            --
  Vice President,               1997     110,000    175,089        81,975     80,000            --
  Marketing
N. Wayne Townsend.............  1998     134,375     77,762       736,088     11,500            --
  Vice President,               1997     125,000     85,000        81,975     74,000            --
  Financial Services Solutions

---------------
(1) Excludes certain perquisites and other benefits the amount of which did not exceed 10% of the employee's total salary and bonus.

(2) Represents the value of vested restricted stock at December 31, 1997 and December 31, 1998 using a fair market value for the common stock of $3.28 and $19.63 per share, respectively.

(3) Mr. McFarlane joined Exchange Applications in June 1997 and his salary and bonus reflect compensation earned in the latter half of 1997.

(4) Mr. Vassie joined the Exchange Applications in July 1997 and his salary and bonus reflect compensation earned in the latter half of 1997.

      Option Grants in Last Fiscal Year

     The following table sets forth information regarding grants of stock options to our chief executive officer and our other four most highly compensated executive officers whose 1998 compensation exceeded $100,000.

                                                  PERCENT
                                                  OF TOTAL
                                 NUMBER OF        OPTIONS
                                SECURITIES       GRANTED TO                              GRANT DATE
                                UNDERLYING      EMPLOYEES IN   EXERCISE OR   EXPIRATION   PRESENT
            NAME              OPTIONS GRANTED   FISCAL 1998    BASE PRICE       DATE      VALUE(1)
            ----              ---------------   ------------   -----------   ----------  ----------
Andrew J. Frawley...........      105,000           8.4%         $ 3.85        3/31/03    $249,039
David G. McFarlane..........       30,000           2.4            3.50        3/31/08      64,686
Stewart I.J. Vassie.........       50,000           4.0           10.00       11/10/08     306,995
Stewart I.J. Vassie.........       20,000           1.6            1.35        1/30/07      16,634
Stewart I.J. Vassie.........        1,600           0.1            3.50        3/31/08       3,450
Patrick A. McHugh...........       10,000           0.8            3.50        3/31/08      21,562
N. Wayne Townsend...........       11,500           0.9            3.50        3/31/08      24,796

---------------
(1) Based on the Black-Scholes pricing model suggested by the Securities and Exchange Commission. The estimated values under that model are based on the following assumptions: (i) expected volatility of 79%; (ii) expected life of four years; and (iii) risk-free interest rate of 5.4%. No dividends on common stock were assumed for purposes of this estimate.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth information with respect to the stock options exercised during the fiscal year ended December 31, 1998, and the unexercised stock options held at the end of such fiscal year by our chief executive officer and our other four most highly compensated executive officers whose 1998 compensation exceeded $100,000.

                                                    NUMBER OF SECURITIES
                                                   UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                       OPTIONS HELD AT            IN-THE-MONEY OPTIONS
                          SHARES                    DECEMBER 31, 1998(1)          DECEMBER 31, 1998(2)
                         ACQUIRED      VALUE     ---------------------------   ---------------------------
         NAME           ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
         ----           -----------   --------   -----------   -------------   -----------   -------------
Andrew J. Frawley.....        --            --     177,450         78,750      $3,273,417     $1,242,675
David G. McFarlane....    25,000      $246,250     107,500        197,500       2,018,975      3,663,050
Stewart I.J. Vassie...        --            --      16,025         75,575         268,796        979,712
Patrick A. McHugh.....    15,000       147,750      22,500         52,500         419,925        975,075
N. Wayne Townsend.....     9,000        88,650      21,375         55,125         397,504      1,021,691

---------------
(1) "Exercisable" refers to those options which were both exercisable and vested, while "Unexercisable" refers to those options which were unvested.

(2) Based on the difference between the aggregate exercise price and the closing price of the common stock of $19.63 per share on the Nasdaq National Market as of December 31, 1998.

STOCK OPTION PLANS

     1998 Stock Incentive Plan. Our 1998 stock incentive plan provides for the grant or award of stock options to purchase shares of our common stock and also allows the award of shares of common stock. The aggregate number of shares of common stock available for awards under this plan is 2,700,000 shares, of which 390,000 shares were subject to outstanding stock options as of March 31, 1999, at a weighted average exercise price of $17.65 per share. Stock options must be exercised by the tenth anniversary of the date of grant, or if the grantee owns 10% or more of our outstanding voting stock, by the fifth anniversary of the date of the grant.

     1996 Stock Incentive Plan. Our 1996 stock incentive plan also provides for the grant of stock options and the award of shares of our common stock. As of March 31, 1999, we had 2,790,890 shares of common stock reserved for issuance remaining under this plan, of which 2,447,841 shares were subject to outstanding stock options at a weighted average exercise price of $4.48 per share. Stock options must be exercised by the tenth anniversary of the date of grant, or if the grantee owns 10% or more of the outstanding voting stock, by the fifth anniversary of the date of the grant.

     Options and common stock issued under each of the stock incentive plans generally vest over four years. Vesting of options and common stock granted under these plans and held by executive officers may accelerate upon a change of control of Exchange Applications. Shares underlying certain stock options vest as of the ninth anniversary of the date of the grant of those options, but vesting of up to 25% of the original amount of those shares may accelerate and may become exercisable at the end of each calendar year upon satisfaction of certain performance criteria determined by our board of directors and chief executive officer.

401(K) SAVINGS PLAN

     We have established our 401(k) savings plan, a tax-qualified cash or deferred profit sharing plan covering all of our eligible full-time employees. We adopted our 401(k) savings plan effective June 1, 1998. Under the plan, participants may elect to contribute, through salary reductions, up to 15.0% of their annual compensation subject to a statutory maximum. We do not currently provide additional matching contributions under our 401(k) savings plan, but may do so in the future. Our 401(k) savings plan is designed to qualify under
Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or by Exchange Applications to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) savings plan, and so that contributions by us, if any, will be deductible by us when made. The trustee under the plan, at the direction of each plan participant, currently invests the assets of the 401(k) savings plan in eight investment options.

OTHER STOCK PLANS

     Director Stock Option Plan. The 1998 director stock option plan provides for automatic grants of stock options to eligible non-employee directors. There are 100,000 shares of common stock reserved for issuance under this plan. We do not currently have any options outstanding under this plan. However, under this plan, on the business day immediately following each annual meeting of our stockholders, commencing with the annual meeting of stockholders to be held May 26, 1999, each person who is then a non-employee director of Exchange Applications will be eligible to receive an option to purchase the number of shares of common stock determined by the Board of Directors at an exercise price equal to the fair market value of the common stock on the date the option is granted.

     Employee Stock Purchase Plan. The 1998 employee stock purchase plan provides for the issuance of 200,000 shares of common stock. Employees eligible under this plan may acquire shares of our common stock under this plan through payroll deductions at a purchase price equal to 85% of the lesser of the fair market value of the shares on the first or last day of each offering period.

                              CERTAIN TRANSACTIONS

PREFERRED STOCK ISSUANCE

     Pursuant to a securities purchase agreement, dated as of December 4, 1997, Insight Capital Partners II, L.P. and Wexford Insight LLC each purchased 611,977 shares of our Series C convertible preferred stock for an aggregate purchase price, in each case, of $2,000,000, or $3.268 per share.

     Pursuant to a stock purchase and waiver agreement, dated as of December 4, 1997, GAP Coinvestment Partners, L.P., or GAP, sold an aggregate of 246,006 shares of our Series B convertible preferred stock to the following purchasers for an aggregate purchase price of $803,947.58 or $3.268 per share: Andrew J. Frawley, David G. McFarlane, Daniel Cox, Patrick A. McHugh, Michael D. McGonagle, Stewart I. J. Vassie, Steven Feldman, Patrick D. Brady, Gregory P. Shlopak, David H. Brault, Ted L. Axelrod, Terry B. Angstadt, James T. Brady, Dominic F. Mammola, James A. Dooley, Diane K. Green, and Insight Venture Partners I, L.P.

     Pursuant to the securities purchase agreement dated March 18, 1997:

     - Insight purchased 1,154,775 shares of Series B preferred stock from us for an aggregate purchase price of $1,807,222.88, or $1.565 per share;

     - Wexford Insight LLC purchased 1,154,775 shares of Series B preferred stock from us for an aggregate purchase price of $1,807,222.88, or $1.565 per share;

     - GAP purchased 246,006 shares of Series B preferred stock from us for an aggregate purchase price of $384,999.39, or $1.565 per share;

     - Grant & Partners Limited Partnership converted 2,300,000 shares of Series A convertible preferred stock to 1,725,000 shares of common stock at a conversion price of $3.01333;

     - Grant & Partners Limited Partnership purchased 377,408 shares of Series A preferred stock from us in consideration of the cancellation of indebtedness in the amount of $309,751.76 owed to it by us representing advances made to us prior to incorporation for operating expenses; and

     - Cyrk, Inc. purchased 2,522,592 shares of Series A preferred stock from us and we paid Cyrk $1,000,000 in consideration of the cancellation of indebtedness in the amount of $3,070,372.50 owed by us to Cyrk representing advances made to us prior to incorporation for operating expenses.

REGISTRATION RIGHTS AGREEMENT

     Pursuant to a registration rights agreement dated December 4, 1997, we granted registration rights to certain of our stockholders, including Insight Venture Partners I, L.P., Insight Capital Partners II, L.P., Insight Capital Partners (Cayman) II, L.P., Wexford Management LLC, Cyrk, Inc., Grant & Partners Limited Partnership, Andrew J. Frawley, Michael J. Feldman, Michael D. McGonagle, David G. McFarlane, Daniel Cox, Patrick A. McHugh, Stewart I.J. Vassie, Steven Feldman, Patrick D. Brady, Gregory P. Shlopak, David H. Brault, Ted L. Axelrod, Terry B. Angstadt, James T. Brady, Dominic F. Mammola, James A. Dooley and Diane K. Green. See "Shares Eligible for Future Sale -- Registration Rights".

CONTRACT WITH EXCHANGE MARKETING GROUP

     Pursuant to several termination agreements dated as of March 18, 1997, Exchange Applications and each of Michael J. Feldman, a former director and employee of Exchange Applications, and six other employees of Exchange Applications terminated their employment arrangements with us. We repurchased an aggregate of 341,125 shares of common stock from the departing employees for an aggregate purchase price of $341.13. Upon termination, Mr. Feldman formed Exchange Marketing Group, LLC, a marketing consulting company. We engaged Exchange Marketing Group to provide consulting services to certain of our customers pursuant to a consulting agreement, dated as of March 18, 1997. As evidenced by a promissory note, dated as of March 18, 1997, we loaned $350,000 to Exchange Marketing Group. On February 5, 1998, the entire principal and interest outstanding under that note was repaid. In addition, in connection with the transactions contemplated by the consulting agreement, Exchange Marketing Group licensed from us certain intellectual property to be used in its marketing consulting business and Exchange Applications and Exchange Marketing Group entered into mutual non-compete agreements dated March 18, 1997. Pursuant to these agreements, we agreed not to provide database marketing strategy and marketing program implementation consulting services to third parties for a period of three years and Exchange Marketing Group agreed not to engage in the business of developing database marketing software or of providing systems integration services for a period of three years. The consulting agreement does not prohibit us from providing services of the type that we have historically provided.

FOUNDER'S LOANS

     As evidenced by a promissory note dated as of December 4, 1997, in the original principal amount of $124,997.73, we loaned to Mr. Frawley the total amount of the purchase price for the 38,249 shares of our Series B convertible preferred stock purchased by Mr. Frawley under a stock purchase and waiver agreement dated as of December 4, 1997. This promissory note bears interest at 8% per annum and is secured by 38,249 shares of our Series B convertible preferred stock owned by Mr. Frawley. As of April 30, 1999, the outstanding balance of the indebtedness under the note was $139,219. Mr. Frawley intends to pay all outstanding principal and interest on this loan with the net proceeds received from his sale of shares in the offering.

SEPARATION FROM GPLP

     Pursuant to an assignment and assumption agreement dated as of November 15, 1996, we purchased certain assets, including, without limitation, cash, accounts receivable, fixed assets and certain intangible property, from Grant & Partners Limited Partnership, or GPLP, and we issued 2,300,000 shares of Series A convertible preferred stock to GPLP and assumed certain liabilities of GPLP, including, without limitation, indebtedness owed to Cyrk, Inc., indebtedness under leasing arrangements, indebtedness with respect to employee benefits and accounts payable. In addition, in connection with the transactions contemplated by the assignment and assumption agreement, each of Andrew J. Frawley and Michael J. Feldman entered into mutual releases of claims with Cyrk, Inc., GPLP, Alan Grant and Grant & Partners Inc., and Exchange Applications entered into a fully paid-up perpetual license with GPLP pursuant to which we licensed from GPLP certain intellectual property.

     Prior to March 18, 1997, we borrowed $3,380,124.26 from GPLP and Cyrk, Inc. for operating expenses. We assumed obligations in respect of these loans pursuant to an assignment and assumption agreement. On March 18, 1997, we repaid all principal and accrued interest outstanding on this loan.

     Pursuant to several restricted stock agreements dated as of November 15, 1996, we issued: 848,800 shares of common stock to Andrew J. Frawley; 667,000 shares of common stock to Michael J. Feldman; 100,000 shares of common stock to Michael D. McGonagle; 50,000 shares of common stock to Patrick A. McHugh and 50,000 shares of common stock to N. Wayne Townsend. The purchase price in each case was $.001 per share.

REPRICING OF STOCK OPTIONS

     On November 10, 1998, the terms of stock option agreements between Exchange Applications and certain of our employees and consultants were amended to reduce the exercise price to $10.00 per share for all stock options granted under stock option agreements with exercise prices greater than $10.00 per share. The affected employees included David L. Fitzgerald, Vice President, North American Sales and Alliances, who had been granted 190,000 stock options on July 15, 1998 at an exercise price of $14.50 per share.

INDEMNIFICATION OF SELLING STOCKHOLDERS

     We entered into a letter agreement dated December 8, 1998 with certain of the selling stockholders pursuant to which we agreed to indemnify such selling stockholders for certain liabilities arising out of their sale of shares in our initial public offering to the extent provided in and in accordance with the provisions of the registration rights agreement.

LEGAL SERVICES

     We have, with respect to this offering and from time to time, retained the services of the law firm of Bingham Dana LLP. Neil W. Townsend, a partner at Bingham Dana LLP, is the brother of N. Wayne Townsend, our Vice President, Financial Services Solutions.

FUTURE AFFILIATE TRANSACTIONS

     All future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates, will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of our common stock as of May 11, 1999 by:

     - each stockholder known by us to own beneficially more than 5% of our common stock;

     - each of our directors, our Chief Executive Officer and our other four most highly compensated executive officers whose 1998 compensation exceeded $100,000;

     - all current executive officers and directors as a group; and

     - each of the selling stockholders.

     The table also shows the number of shares being sold by each selling stockholder and the number and percentage of our outstanding shares each selling stockholder will own after the offering assuming that the underwriters do not exercise their over-allotment option.

     Unless otherwise indicated, the address for the following stockholders is 89 South Street, Boston, Massachusetts 02111.

                                            SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                OWNED BEFORE                         OWNED AFTER
                                                OFFERING(1)          SHARES          OFFERING(1)
                                           ----------------------     BEING     ----------------------
NAME                                        NUMBER     PERCENTAGE    OFFERED     NUMBER     PERCENTAGE
----                                       ---------   ----------   ---------   ---------   ----------
Directors, Executive Officers and
5% Stockholders:
Entities affiliated with Insight Venture
  Associates, LLC(2).....................
  Insight Venture Partners I, LP(3)......  1,209,054      12.3%       446,522     762,532       7.0%
  Insight Capital Partners II, LP(4).....    520,779       5.3%       192,332     328,447       3.0%
  Insight Capital Partners (Cayman) II,
    LP(5)................................     61,198         *         22,602      38,596         *
Wexford Insight LLC(6)...................  1,766,752      18.0%       652,486   1,114,266      10.3%
Andrew J. Frawley(7).....................  1,007,338      10.1%       155,135     852,202       7.8%
David G. McFarlane(8)....................    201,960       2.0%        30,294     171,666       1.6%
John G. O'Brien(9).......................     42,251         *          6,338      35,913         *
Michael D. McGonagle(10).................    122,151       1.2%        18,323     103,828         *
Patrick A. McHugh(11)....................     90,001         *         13,500      76,501         *
N. Wayne Townsend(12)....................     73,626         *         11,044      62,582         *
Stewart I. J. Vassie(13).................     28,877         *          4,331      24,545         *
Ramanan Raghavendran(14)(15).............  3,557,783      36.2%     1,313,942   2,243,841      20.7%
Jeffrey Horing(15)(16)...................  3,557,783      36.2%     1,313,942   2,243,841      20.7%
Dean F. Goodermote(17)...................      5,000         *             --       5,000         *
Grant & Partners Limited
  Partnership(18)........................    575,000       5.9%       214,494     360,506       3.3%
All directors and executive officers as a
  group (twelve persons).................  5,175,855      50.2%     1,552,907   3,622,948      32.0%
Other Selling Stockholders:
  Michael J. Feldman(19).................    325,562       3.3%       121,158     204,404       1.9%
  Cyrk, Inc.(20) ........................    150,000       1.5%        55,397      94,603         *
  Certain Employees of Exchange
    Applications and other persons
    (21).................................    316,370       3.2%        58,182     258,188       2.4%

---------------
   * Indicates less than 1% of the outstanding shares of common stock.

 (1) Beneficial ownership is calculated in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days following May 7, 1999 are deemed outstanding. However, such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

 (2) Insight Venture Partners I, L.P., Insight Capital Partners II, L.P. and Insight Capital Partners (Cayman) II, L.P. In addition, pursuant to a consulting agreement dated as of June 1, 1996 (the "Insight Consulting Agreement") between Insight Venture Management Inc. and Wexford Insight LLC, Insight Venture Partners I, L.P. may vote all of the shares held by Wexford Insight LLC for certain matters until six months after the completion of this Offering. As a result, Insight Venture Associates, LLC and its affiliates may be deemed to be the beneficial owners of all of the shares held by Insight Venture Partners I, L.P., Insight Capital Partners II, L.P., Insight Capital Partners (Cayman) II, L.P. and Wexford Insight LLC. The address of the Insight entities is 122 East 42nd Street, Ste 2300, New York, New York 10168. The address of Wexford Insight LLC is 411 West Putnam Avenue, Suite 125, Greenwich, Connecticut 06830.

 (3) Insight Venture Partners I, L.P. intends to grant the underwriters the right to purchase an additional 90,545 shares pursuant to the underwriters' over-allotment option.

 (4) Insight Capital Partners II, L.P. intends to grant the underwriters the right to purchase an additional 39,001 shares pursuant to the underwriters' over-allotment option.

 (5) Insight Capital Partners (Cayman) II, L.P. intends to grant the underwriters the right to purchase an additional 4,583 shares pursuant to the underwriters' over-allotment option.

 (6) Wexford Insight LLC intends to grant the underwriters the right to purchase an additional 132,310 shares pursuant to the underwriters' over-allotment option.

 (7) Includes 177,450 shares subject to options that currently are exercisable. Mr. Frawley intends to grant the underwriters the right to purchase an additional 55,162 shares pursuant to the underwriters' over-allotment option.

 (8) Includes 170,000 shares subject to options that currently are exercisable. Mr. McFarlane intends to grant the underwriters the right to purchase an additional 11,059 shares pursuant to the underwriters' over-allotment option.

 (9) Includes 42,250 shares subject to options that currently are exercisable. Mr. O'Brien intends to grant the underwriters the right to purchase an additional 2,314 shares pursuant to the underwriters' over-allotment option.

(10) Includes 25,750 shares subject to options that currently are exercisable. Mr. McGonagle intends to grant the underwriters the right to purchase an additional 6,689 shares pursuant to the underwriters' over-allotment option.

(11) Includes 22,500 shares subject to options that currently are exercisable. Mr. McHugh intends to grant the underwriters the right to purchase an additional 4,928 shares pursuant to the underwriters' over-allotment option.

(12) Includes 21,375 shares subject to options that currently are exercisable. Mr. Townsend intends to grant the underwriters the right to purchase an additional 4,032 shares pursuant to the underwriters' over-allotment option.

(13) Includes 16,025 shares subject to options that currently are exercisable. Mr. Vassie intends to grant the underwriters the right to purchase an additional 1,581 shares pursuant to the underwriters' over-allotment option.

(14) Includes 1,209,054 shares held by Insight Venture Partners I, L.P., 520,779 shares held by Insight Capital Partners II, L.P., 61,198 shares held by Insight Capital Partners (Cayman) II, L.P. and 1,766,752 shares held by Wexford Insight LLC. Mr. Raghavendran is a managing member of Insight Capital Partners and as such he may be deemed to be a beneficial owner of all of the shares held by entities affiliated with Insight Capital Partners. In addition, Insight Venture Partners I, L.P., Insight Capital Partners II, L.P. and Insight Capital Partners (Cayman) II, L.P. may be deemed to be beneficial owners of all of the shares held by Wexford Insight LLC (see Note 2), and as a managing member of Insight Capital Partners, Mr. Raghavendran may be deemed to be a beneficial owner of all of the shares held by Wexford Insight LLC.

(15) The address of Mr. Raghavendran and Mr. Horing is c/o Insight Venture Associates, LLC, 122 East 42nd Street, Ste 2300, New York, New York 10168.

(16) Includes 1,209,054 shares held by Insight Venture Partners I, L.P., 520,779 shares held by Insight Capital Partners II, L.P., 61,198 shares held by Insight Capital Partners (Cayman) II, L.P. and 1,766,752 shares held by Wexford Insight LLC. Mr. Horing is a managing member of Insight Capital Partners and as such he may be deemed to be a beneficial owner of all of the shares held by entities affiliated with Insight Capital Partners. In addition, Insight Venture Partners I, L.P., Insight Capital Partners II, L.P. and Insight Capital Partners (Cayman) II, L.P. may be deemed to be beneficial owners of all of the shares held by Wexford Insight LLC (see
     Note 3), and as a managing member of Insight Capital Partners, Mr. Horing may be deemed to be a beneficial owner of all of the shares held by Wexford Insight LLC.

(17) Includes 5,000 shares subject to options that currently are exercisable.

(18) Alan Grant is the President of Grant & Partners, Inc., the general partner of Grant & Partners Limited Partnership, and as such he may be deemed to be a beneficial owner of all of the shares held by Grant & Partners Limited Partnership. The address of Grant & Partners Limited Partnership is 150 Federal Street, Boston, Massachusetts 02110. Grant & Partners Limited Partnership intends to grant the underwriters the right to purchase an additional 43,061 shares pursuant to the underwriters' over-allotment option.

(19) Includes 30,000 shares held by Smith Barney IRA f/b/o Michael Feldman. Mr. Feldman intends to grant the underwriters the right to purchase an additional 24,568 shares pursuant to the underwriters' over-allotment option.

(20) Cyrk, Inc. intends to grant the underwriters the right to purchase up to an additional 11,233 shares pursuant to the underwriters' over-allotment option. The address of Cyrk, Inc. is 3 Pond Road, Gloucester, Massachusetts 01930.

(21) Includes 15 employees that are not executive officers and five other persons selling less than 1% of the outstanding shares of common stock. Includes 46,637 shares subject to options that are currently exercisable. These employees and other persons intend to grant the underwriters the right to purchase an additional 18,934 shares pursuant to the underwriters' over-allotment option.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     Our authorized capital stock consists of 30,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share. Upon consummation of this offering, no shares of preferred stock and 10,825,090 shares of common stock will be outstanding. The following summary is qualified in its entirety by reference to our certificate of incorporation and by-laws.

COMMON STOCK

     As of March 31, 1999, there were 9,800,503 shares of common stock outstanding held of record by 231 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock offered in this offering will, when issued, be fully paid and nonassessable.

PREFERRED STOCK

     Our Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by our stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Exchange Applications and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any shares of preferred stock.

CERTAIN ANTI-TAKEOVER, LIMITED LIABILITY AND INDEMNIFICATION PROVISIONS

  Delaware Law and Certain Charter and By-Law Provisions

     Our charter provides for the division of the Board of Directors into three classes as nearly equal in size as practicable with staggered three-year terms. See "Management -- Board of Directors." A director may be removed only for cause and then only by the vote of a majority of the shares entitled to vote for the election of directors.

     Our charter empowers the Board of Directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. These factors may include:

     - comparison of the proposed consideration to be received by stockholders in relation to the then current market price of our capital stock, the estimated current value of Exchange Applications in a freely negotiated transaction or the estimated future value of Exchange Applications as an independent entity; and

     - the impact of the transaction on our employees, suppliers and customers and its effect on the communities in which we operate.

     Our charter and by-laws provide that any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of the stockholders and that special meetings may be called only by the Chairman of the Board, the President or a majority of the entire Board. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities, including actions to remove directors. These provisions may also discourage another person or entity from making a tender offer for our common stock, because that person or entity, even if it acquired all or a majority of the outstanding voting securities, would be able to take action as a stockholder such as electing new directors or approving a merger, only at a duly called stockholders meeting, and not by written consent.

     The Delaware General Corporation Law provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our charter requires the affirmative vote of a majority of the entire Board of Directors and the holders of at least 66 2/3% of our outstanding voting stock to amend or repeal any of the foregoing charter provisions or to reduce the number of authorized shares of common stock and preferred stock. A
66 2/3% vote is also required to amend or repeal our by-laws. These stockholder votes would in either case be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might be outstanding at the time the amendments are submitted to stockholders. Our by-laws may also be amended or repealed by a majority vote of our Board of Directors.

     Our by-laws provide that for nominations for the Board of Directors or for other business to be properly brought by a stockholder before an annual meeting of stockholders, the stockholder must first have given timely notice in writing to the Secretary of Exchange Applications. To be timely, a stockholder's notice generally must be delivered not later than 120 days in advance of the first anniversary of the date that our proxy statement to stockholders is delivered in connection with the prior year's annual meeting of stockholders or 90 days prior to the date of the meeting if no such proxy statement was delivered to the stockholders. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting. Business transacted at a special meeting is limited to the purposes for which the meeting is called.

     The foregoing provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Exchange Applications.

     Our charter contains provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Our charter and by-laws also contain provisions indemnifying our directors and officers to the fullest extend permitted by the Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board or unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, assets sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or owned within three years prior 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have 10,825,090 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options under the 1996 Stock Incentive Plan or other options after May 7, 1999). Of such shares, the 3,450,000 shares sold in our initial public offering and the 3,000,000 shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, except for any shares held by an existing "affiliate" of Exchange Applications, as that term is defined by the Securities Act of 1933, as amended, which shares will be subject to the resale limitations of Rule 144 adopted under the Securities Act. Upon completion of this offering, 4,282,844 "restricted shares" as defined in Rule 144 will be outstanding. Of such shares, and without consideration of the contractual restrictions described below, 457,247 shares would be available for immediate sale in the public market without restriction pursuant to Rule 144(k), 2,408,143 shares would be eligible for sale in reliance upon Rule 144 promulgated under the Securities Act and 2,409,719 shares would be eligible for sale in reliance upon Rule 701 promulgated under the Securities Act.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who owns shares that were purchased from us (or any affiliate) at least one year previously, including a person who may be deemed an affiliate of ours, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the then outstanding shares of the common stock (approximately 10,825,090 shares immediately after this offering); or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

     Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about Exchange Applications. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 under the Securities Act of 1933, as amended, that were purchased from us (or any affiliate) at least two years previously, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, pursuant to written compensatory benefit plans or written contracts relating to compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to the typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act of 1934, as amended, along with the shares acquired upon exercise of those options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, may be sold

     - by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and

     - by affiliates under Rule 144 without compliance with its one-year holding period requirement.

     We will require that all selling stockholders agree not to sell any of their shares of common stock for 90 days after the date of this prospectus without the prior written consent of the representatives of the underwriters. As a result of these contractual restrictions and subject to the provisions of Rules 144(k), 144 and 701, as applicable, 4,490,912 shares subject to restriction will be eligible for sale upon expiration of the lock-up agreements 90 days after the date of this prospectus.

     We have agreed not to offer, sell or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or any rights to acquire common stock for a period of 90 days after the date of this prospectus, without the prior written consent of the representatives of the underwriters, subject to certain limited exceptions.

     The holders of 3,504,233 shares of common stock or their respective transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933, as amended. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates) immediately upon the effectiveness of such registration.

     We intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding stock options as well as all shares of common stock reserved for issuance under our stock plans. Such registration statement is expected to be filed within 90 days after the date of this prospectus and will automatically become effective upon filing. Following such filing, shares registered under such registration statement will, subject to the contractual restrictions described above, Rule 144 volume limitations applicable to affiliates and the lapsing of our repurchase rights, be available for sale in the open market upon the exercise of vested options. At May 7, 1999, options to purchase 2,940,104 shares were issued and outstanding under the 1996 Stock Incentive Plan and the 1998 Stock Incentive Plan and no options were issued and outstanding outside of those plans.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives BT Alex. Brown Incorporated, Hambrecht & Quist LLC, Adams, Harkness & Hill, Inc. and SoundView Technology Group, Inc. have severally agreed to purchase from us and the selling stockholders the following numbers of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                               NUMBER OF
                                                               SHARES OF
UNDERWRITER                                                   COMMON STOCK
-----------                                                   ------------
BT Alex. Brown Incorporated.................................    1,200,000
Hambrecht & Quist LLC.......................................      750,000
Adams, Harkness & Hill, Inc. ...............................      525,000
SoundView Technology Group, Inc. ...........................      525,000
                                                               ----------
Total.......................................................    3,000,000
                                                               ==========

     The underwriting agreement provides that the obligations of the underwriters are subject to specified conditions and that the underwriters will purchase all shares of the common stock offered in the offering if any of the shares are purchased.

     Exchange Applications and the selling stockholders have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus, and to dealers at that price less a concession of $0.67 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the public offering of the shares, the offering price and other selling terms may be changed by the representatives of the underwriters.

     The selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise the option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of the option shares that the number of shares of common stock to be purchased by it shown in the above table bears to 3,000,000. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of the common stock offered in the offering. If purchased, the underwriters will offer the additional shares on the same terms as those on which the 3,000,000 shares are being offered.

     The following table summarizes the compensation to the underwriters by us and by the selling stockholders, and the expenses payable by us.

                                                                                TOTAL
                                                                   -------------------------------
                                                                      WITHOUT            WITH
                                                       PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                       ---------   --------------   --------------
Underwriting discounts and commissions paid by us....    $1.18       $1,180,000       $1,180,000
Expenses payable by us...............................       --       $  575,000       $  575,000
Underwriting discounts and commissions paid by
  selling stockholders...............................    $1.18       $2,360,000       $2,891,000

     Both we and the selling stockholders have agreed to indemnify the underwriters against civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     Each of our officers, directors and the selling stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction which is designed to, or could be expected to result in the disposition of any portion of, any common stock for a period of 90 days after the effective date of the registration statement of which this prospectus is a part, without the prior written consent of BT Alex. Brown Incorporated, except in the case of transfers to charitable organizations or from entities to their partners. Such consent may be given at any time without public notice. We have entered into a similar agreement, except that we may issue, and grant options or warrants to purchase, shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, pursuant to the exercise of outstanding options and warrants and our issuance of options and stock granted under the existing stock option and stock purchase plans.

     The representatives have advised us and the selling stockholders that the underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with this offering, creating a short position in common stock for their own account. To cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. The underwriters may also impose a penalty bid whereby they may reclaim selling concessions allowed to an Underwriter or a dealer for distributing common stock in this offering, if the underwriters repurchase previously distributed common stock in transactions to cover their short position, in stabilization transactions or otherwise. Finally, the underwriters may bid for, and purchase, shares of common stock in market making transactions. These activities may stabilize or maintain the market price of the common stock above market levels that may otherwise prevail. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     In connection with this offering, any underwriters and selling stockholders who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, the passive market maker's bid must then be lowered when certain purchase limits are exceeded.

                          VALIDITY OF THE COMMON STOCK

     The validity of the common stock offered hereby will be passed upon for us by Bingham Dana LLP, Boston, Massachusetts, and for the underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements of Exchange Applications, Inc. as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's Website at http://www.sec.gov.

     We have filed with the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-1 (Reg. No. 333-78133) (the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits to the Registration Statement. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete but are complete in all material respects. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement and the exhibits thereto may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, we are required to file electronic versions to these documents with the SEC through their Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The SEC maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................   F-3
Consolidated Balance Sheets.................................   F-4
Consolidated Statements of Operations.......................   F-5
Consolidated Statements of Stockholders' Equity (Deficit)...   F-6
Consolidated Statements of Cash Flows.......................   F-8
Notes to Consolidated Financial Statements..................  F-10

                      [This Page Intentionally Left Blank]

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Exchange Applications, Inc. and subsidiaries:

     We have audited the accompanying consolidated balance sheets of Exchange Applications, Inc., a Delaware corporation, and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Exchange Applications, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
January 25, 1999

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                DECEMBER 31,
                                                              -----------------    MARCH 31,
                                                               1997      1998        1999
                                                              -------   -------   -----------
                                                                                  (UNAUDITED)
                                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 5,273   $ 5,207     $ 2,690
  Marketable securities.....................................       --    15,460      15,630
  Accounts receivable, net..................................    3,848     7,553       8,665
  Prepaid expenses and other current assets.................      729       779       1,113
                                                              -------   -------     -------
     Total current assets...................................    9,850    28,999      28,098
Property and equipment, net.................................      913     2,506       3,185
Long term marketable securities.............................      202       207         204
Other assets................................................      435        79          87
                                                              -------   -------     -------
     Total assets...........................................  $11,400   $31,791     $31,574
                                                              =======   =======     =======

                       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $   422   $   393     $   943
  Accrued expenses..........................................    3,247     5,492       3,740
  Current portion of obligations under capital leases.......      212       216         187
  Deferred revenue..........................................      922     1,354       1,863
                                                              -------   -------     -------
     Total current liabilities..............................    4,803     7,455       6,733
Obligations under capital leases, net of current portion....      237       145         111
Commitments (Note 8)
  Redeemable Preferred Stock (Notes 9 and 10)...............    7,088        --          --
Stockholders' equity (deficit):
  Preferred Stock; $.001 par value --
     10,000,000 shares authorized, none issued and
     outstanding............................................       --        --          --
  Series C Preferred Stock, $.001 par value --
     1,223,954 shares designated, issued and outstanding at
     December 31, 1997 and zero shares designated, issued
     and outstanding at December 31, 1998 and March 31,
     1999...................................................        1        --          --
  Common Stock, $.001 par value --
     30,000,000 shares authorized; 4,234,971, 10,098,691,
     and 10,165,508 shares issued at December 31, 1997 and
     1998 and March 31, 1999, respectively..................        4        10          10
  Additional paid-in capital................................    5,061    31,688      31,752
  Accumulated deficit.......................................   (5,464)   (6,620)     (6,210)
  Due from officer..........................................     (125)     (125)       (125)
  Deferred compensation.....................................     (210)     (800)       (732)
  Cumulative translation adjustment.........................        2        30          30
  Unrealized gain on marketable securities..................        3         8           5
  Treasury stock, at cost; 354,825, 365,005 and 365,005
     shares at December 31, 1997, December 31, 1998, and
     March 31, 1999, respectively...........................       --        --          --
                                                              -------   -------     -------
     Total stockholders' equity (deficit)...................     (728)   24,191      24,730
                                                              -------   -------     -------
     Total liabilities and stockholders' equity (deficit)...  $11,400   $31,791     $31,574
                                                              =======   =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

                                                                                    THREE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,               MARCH 31,
                                            ----------------------------------   ------------------------
                                              1996        1997         1998         1998         1999
                                            --------   ----------   ----------   ----------   -----------
                                            (NOTE 1)                                   (UNAUDITED)
Revenues:
  Software license fees...................  $  1,500   $    5,765   $   14,357   $    2,711   $     5,008
  Services and maintenance................     4,534        6,904       10,419        2,080         3,312
                                            --------   ----------   ----------   ----------   -----------
    Total revenues........................     6,034       12,669       24,776        4,791         8,320
Cost of revenues:
  Software license fees...................       890        1,707          185           84           101
  Services and maintenance................     3,205        5,227        6,836        1,635         1,905
                                            --------   ----------   ----------   ----------   -----------
    Total cost of revenues................     4,095        6,934        7,021        1,719         2,006
                                            --------   ----------   ----------   ----------   -----------
Gross profit..............................     1,939        5,735       17,755        3,072         6,314
Operating expenses:
  Sales and marketing.....................     1,007        3,602        9,828        1,735         3,171
  Research and development................     1,325        2,599        5,813        1,207         1,821
  General and administrative..............     1,018        2,172        3,080          600           899
                                            --------   ----------   ----------   ----------   -----------
    Total operating expenses..............     3,350        8,373       18,721        3,542         5,891
                                            --------   ----------   ----------   ----------   -----------
Loss from operations......................    (1,411)      (2,638)        (966)        (470)          423
Interest income (expense):
  Interest income.........................         2           89          156           41           236
  Interest expense........................      (197)         (64)         (55)         (18)           (8)
                                            --------   ----------   ----------   ----------   -----------
    Total interest income (expense).......      (195)          25          101           23           228
                                            --------   ----------   ----------   ----------   -----------
Income (loss) before provision for income
  taxes...................................    (1,606)      (2,613)        (865)        (447)          651
Provision for income taxes................        --           --          111           --           241
                                            --------   ----------   ----------   ----------   -----------
Net income (loss).........................    (1,606)      (2,613)        (976)        (447)          410
Accretion of discount and dividends on
  preferred stock.........................        --         (684)        (180)         (60)           --
                                            --------   ----------   ----------   ----------   -----------
Net income (loss) applicable to common
  stockholders............................  $ (1,606)  $   (3,297)  $   (1,156)  $     (507)  $       410
                                            ========   ==========   ==========   ==========   ===========
Net income (loss) per share (Note 2(c)):
  Basic and diluted net income (loss) per
    share applicable to common
    stockholders..........................  $ (10.35)  $    (1.13)  $    (0.30)  $    (0.14)  $      0.04
                                            ========   ==========   ==========   ==========   ===========
  Basic weighted average common shares
    outstanding...........................   155,170    2,919,775    3,812,393    3,539,164     9,732,100
                                            ========   ==========   ==========   ==========   ===========
  Diluted weighted average common shares
    outstanding...........................   155,170    2,919,775    3,812,393    3,539,164    11,604,849
                                            ========   ==========   ==========   ==========   ===========
Pro forma net loss per share (Note 2(c)):
  Pro forma basic and diluted net loss per
    share.................................             $    (0.48)  $    (0.13)  $    (0.06)
                                                       ==========   ==========   ==========
  Pro forma basic and diluted weighted
    average common shares outstanding.....              5,390,779    7,591,903    7,318,675
                                                       ==========   ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                            SERIES C
                                               PREFERRED STOCK          PREFERRED STOCK            COMMON STOCK
                              NET PARENT   -----------------------   ----------------------   ----------------------   ADDITIONAL
                               COMPANY      NUMBER OF      $.001     NUMBER OF      $.001     NUMBER OF      $.001      PAID-IN
                              INVESTMENT     SHARES      PAR VALUE     SHARES     PAR VALUE     SHARES     PAR VALUE    CAPITAL
                              ----------   -----------   ---------   ----------   ---------   ----------   ---------   ----------
Balance, December 31,
  1995......................   $  (561)             --      $--              --      $--              --      $--       $    --
Net loss prior to
  incorporation of
  the Company...............    (2,093)             --       --              --       --              --       --            --
Capitalization of the
  Company...................     2,654              --       --              --       --              --       --            --
Issuance of Preferred
  Stock.....................        --       2,300,000        2              --       --              --       --           868
Issuance of common stock....        --              --       --              --       --       2,484,375        2            --
Net income after
  incorporation of the
  Company...................        --              --       --              --       --              --       --            --
Comprehensive net loss for
  the year ended December
  31, 1996..................
                               -------     -----------      ---      ----------      ---      ----------      ---       -------
Balance, December 31,
  1996......................        --       2,300,000        2              --       --       2,484,375        2           868
Issuance costs relating to
  the sale
  of Series B Preferred
  Stock.....................        --              --       --              --       --              --       --          (111)
Conversion of Preferred
  Stock to common stock.....        --      (2,300,000)      (2)             --       --       1,725,000        2            --
Sale of Series C Preferred
  Stock, net of issuance
  costs of $13..............        --              --       --       1,223,954        1              --       --         3,986
Accretion of discount and
  dividends on Series A
  Preferred Stock...........        --              --       --              --       --              --       --            --
Loan to officer.............        --              --       --              --       --              --       --            --
Issuance of common stock....        --              --       --              --       --          15,500       --            10
Exercise of common stock
  options...................        --              --       --              --       --          10,096       --             7
Deferred compensation.......        --              --       --              --       --              --       --           224
Compensation expense
  associated with stock
  options...................        --              --       --              --       --              --       --            77
Cumulative translation
  adjustment................        --              --       --              --       --              --       --            --
Unrealized gain on
  marketable securities.....        --              --       --              --       --              --       --            --
Net loss....................        --              --       --              --       --              --       --            --
Comprehensive net loss for
  the year ended December
  31, 1997..................
                               -------     -----------      ---      ----------      ---      ----------      ---       -------
Balance, December 31,
  1997......................        --              --       --       1,223,954        1       4,234,971        4         5,061
Accretion of dividends on
  Series A Preferred
  Stock.....................        --              --       --              --       --              --       --
Exercise of common stock
  options...................        --              --       --              --       --          84,210                     58
Deferred compensation.......        --              --       --              --       --              --       --           877
Compensation expense
  associated with stock
  options...................        --              --       --              --       --              --       --           (46)
Issuance of common stock in
  initial public offering,
  net of offering costs.....        --              --       --              --       --       2,000,000        2        18,472
Cancellation of Series A
  Preferred Stock...........        --              --       --              --       --              --       --         3,269
Conversion of Series B
  Preferred Stock...........        --              --       --              --       --       2,555,556        3         3,997
Conversion of Series C
  Preferred Stock to common
  stock.....................        --              --       --      (1,223,954)      (1)      1,223,954        1            --
Cumulative translation
  adjustment................        --              --       --              --       --              --       --            --
Unrealized gain on
  marketable securities.....        --              --       --              --       --              --       --            --
Net loss....................        --              --       --              --       --              --       --            --
Comprehensive net loss for
  the year ended December
  31, 1998..................
                               -------     -----------      ---      ----------      ---      ----------      ---       -------
Balance, December 31,
  1998......................        --              --       --              --       --      10,098,691       10        31,688
Exercise of common stock
  options...................        --              --       --              --       --          66,817       --            64
Compensation expense
  associated with stock
  options...................        --              --       --              --       --              --       --            --
Unrealized loss on
  marketable securities.....        --              --       --              --       --              --       --            --
Net income..................        --              --       --              --       --              --       --            --
Comprehensive net income for
  the three months ended
  March 31, 1999
  (unaudited)...............
                               -------     -----------      ---      ----------      ---      ----------      ---       -------
Balance, March 31, 1999
  (Unaudited)...............   $    --              --      $--              --      $--      10,165,508      $10       $31,752
                               =======     ===========      ===      ==========      ===      ==========      ===       =======

     The accompanying notes are an integral part of these consolidated financial statements.

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                             UNREALIZED
                                                                               CUMULATIVE     GAIN ON               COMPREHENSIVE
                                       ACCUMULATED   DUE FROM     DEFERRED     TRANSLATION   MARKETABLE                INCOME
                                         DEFICIT     OFFICER    COMPENSATION   ADJUSTMENT    SECURITIES    TOTAL       (LOSS)
                                       -----------   --------   ------------   -----------   ----------   -------   -------------
Balance, December 31, 1995...........    $    --      $  --        $  --           $--          $--       $  (561)
Net loss prior to incorporation of
  the Company........................         --         --           --            --           --        (2,093)     $(2,093)
Capitalization of the Company........     (2,654)        --           --            --           --            --
Issuance of Preferred Stock..........         --         --           --            --           --           870
Issuance of common stock.............         --         --           --            --           --             2
Net income after incorporation of the
  Company............................        487         --           --            --           --           487          487
                                                                                                                       -------
Comprehensive net loss for the year
  ended December 31, 1996............                                                                                  $(1,606)
                                         -------      -----        -----           ---          ---       -------      =======
Balance, December 31, 1996...........     (2,167)        --           --            --           --        (1,295)
Issuance costs relating to the sale
  of Series B Preferred Stock........         --         --           --            --           --          (111)
Conversion of Preferred Stock to
  common stock.......................         --         --           --            --           --            --
Sale of Series C Preferred Stock, net
  of issuance costs of $13...........         --         --           --            --           --         3,987
Accretion of discount and dividends
  on Series A Preferred Stock........       (684)        --           --            --           --          (684)
Loan to officer......................         --       (125)          --            --           --          (125)
Issuance of common stock.............         --         --           --            --           --            10
Exercise of common stock options.....         --         --           --            --           --             7
Deferred compensation................         --         --         (224)           --           --            --
Compensation expense associated with
  stock options......................         --         --           14            --           --            91
Cumulative translation adjustment....         --         --           --             2           --             2      $     2
Unrealized gain on marketable
  securities.........................         --         --           --            --            3             3            3
Net loss.............................     (2,613)        --           --            --           --        (2,613)      (2,613)
                                                                                                                       -------
Comprehensive net loss for the year
  ended December 31, 1997............                                                                                  $(2,608)
                                         -------      -----        -----           ---          ---       -------      =======
Balance, December 31, 1997...........     (5,464)      (125)        (210)            2            3          (728)
Accretion of dividends on Series A
  Preferred Stock....................       (180)        --           --            --           --          (180)
Exercise of common stock options.....         --         --           --            --           --            58
Deferred compensation................         --         --         (877)           --           --            --
Compensation expense associated with
  stock options......................         --         --          287            --           --           241
Issuance of common stock in initial
  public offering, net of offering
  costs..............................         --         --           --            --           --        18,474
Cancellation of Series A Preferred
  Stock..............................         --         --           --            --           --         3,269
Conversion of Series B Preferred
  Stock
  to common stock....................         --         --           --            --           --         4,000
Conversion of Series C Preferred
  Stock
  to common stock....................         --         --           --            --           --            --
Cumulative translation adjustment....         --         --           --            28           --            28      $    28
Unrealized gain on marketable
  securities.........................         --         --           --            --            5             5            5
Net loss.............................       (976)        --           --            --           --          (976)        (976)
                                                                                                                       -------
Comprehensive net loss for the year
  ended December 31, 1998............                                                                                  $  (943)
                                         -------      -----        -----           ---          ---       -------      =======
Balance, December 31, 1998...........    $(6,620)     $(125)       $(800)          $30          $ 8       $24,191
Exercise of common stock options.....         --         --           --            --           --            64
Compensation expense associated with
  stock options......................         --         --           68            --           --            68
Unrealized loss on marketable
  securities.........................         --         --           --            --           (3)           (3)     $    (3)
Net income...........................        410         --           --            --           --           410          410
                                                                                                                       -------
Comprehensive net income for the
  three months ended March 31, 1999
  (unaudited)........................                                                                                  $   407
                                         -------      -----        -----           ---          ---       -------      -------
Balance, March 31, 1999
  (unaudited)........................    $(6,210)     $(125)       $(732)          $30          $ 5       $24,730
                                         =======      =====        =====           ===          ===       =======      =======

  The accompanying notes are an integral part of these consolidated financial statements.

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                         THREE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,          MARCH 31,
                                          ----------------------------   -------------------
                                           1996      1997       1998       1998       1999
                                          -------   -------   --------   --------   --------
                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).....................  $(1,606)  $(2,613)  $   (976)  $  (447)   $   410
  Adjustments to reconcile net loss to
     net cash used in operating
     activities
     Amortization of software
       development costs................      712     1,211         --        --         --
     Depreciation and other
       amortization.....................      176       275        570        87        276
     Compensation expense associated
       with stock options...............       --        91        241        62         68
     Changes in operating assets and
       liabilities --
       Accounts receivable..............   (1,549)   (1,846)    (4,074)   (1,359)    (1,112)
       Prepaid expenses and other
          current assets................       --      (476)       (50)      443       (334)
       Accounts payable.................      385      (113)       (70)      488        550
       Accrued expenses.................      872     2,105      2,356      (629)    (1,752)
       Deferred revenue.................      (72)      576        732       457        509
                                          -------   -------   --------   -------    -------
          Net cash used in operating
            activities..................   (1,082)     (790)    (1,271)     (898)    (1,385)
                                          -------   -------   --------   -------    -------
Cash flows from investing activities:
  Purchases of marketable securities....       --      (200)   (15,460)       --       (171)
  Purchases of property and equipment...     (441)     (102)    (1,983)     (427)      (955)
  Increase in software development
     costs..............................     (703)       --         --        --         --
  (Increase) decrease in other assets...       (3)     (679)       356        --         (8)
                                          -------   -------   --------   -------    -------
          Net cash used in investing
            activities..................   (1,147)     (981)   (17,087)     (427)    (1,134)
                                          -------   -------   --------   -------    -------

  The accompanying notes are an integral part of these consolidated financial statements.

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                         THREE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,          MARCH 31,
                                          ----------------------------   -------------------
                                           1996      1997       1998       1998       1999
                                          -------   -------   --------   --------   --------
                                                                             (UNAUDITED)
Cash flows from financing activities:
  Proceeds from notes payable to related
     parties............................    2,100        --         --        --         --
  Payments of notes payable to related
     parties............................       --    (1,000)        --        --         --
  Repayments under capital leases.......      (12)      (86)      (268)      (48)       (63)
  Due from officer......................       --      (125)        --        --         --
  Exercise of common stock options......       --         7         58         2         65
  Issuance of common stock..............        2        10         --        --         --
  Issuance of common stock in initial
     public offering, net of offering
     costs..............................       --        --     18,474        --         --
  Issuance of Series B Preferred Stock,
     net of offering costs..............       --     3,888         --        --         --
  Issuance of Series C Preferred Stock,
     net of offering costs..............       --     3,987         --        --         --
                                          -------   -------   --------   -------    -------
          Net cash provided by (used in)
            financing activities........    2,090     6,681     18,264       (46)         2
                                          -------   -------   --------   -------    -------
Effect of exchange rate changes on cash
  and cash equivalents..................       --         2         28        46         --
                                          -------   -------   --------   -------    -------
Net increase (decrease) in cash and cash
  equivalents...........................     (139)    4,912        (66)   (1,325)    (2,517)
                                          -------   -------   --------   -------    -------
Cash and cash equivalents, beginning of
  period................................      500       361      5,273     5,273      5,207
                                          -------   -------   --------   -------    -------
Cash and cash equivalents, end of
  period................................  $   361   $ 5,273   $  5,207   $ 3,948    $ 2,690
                                          =======   =======   ========   =======    =======
Supplemental disclosure of cash flow
  information --
  Cash paid for interest................  $   155   $    19   $     55   $    18    $     8
                                          =======   =======   ========   =======    =======
  Cash paid for income taxes............  $    --   $   476   $     --   $    --    $    --
                                          =======   =======   ========   =======    =======
Supplemental disclosure of noncash
  financing and investing activities:
  Equipment acquired under capital
     leases.............................  $    35   $   479   $    180   $    --    $    --
                                          =======   =======   ========   =======    =======
  Conversion of amounts due to a related
     party to Preferred Stock...........  $   870   $    --   $     --   $    --    $    --
                                          =======   =======   ========   =======    =======
  Conversion of Preferred Stock to
     common stock.......................  $    --   $     2   $  4,000   $    --    $    --
                                          =======   =======   ========   =======    =======
  Conversion of notes payable to related
     parties to Series A Preferred
     Stock..............................  $    --   $ 2,405   $     --   $    --    $    --
                                          =======   =======   ========   =======    =======
  Accretion of discount and dividends on
     Preferred Stock....................  $    --   $   684   $    180   $    60    $    --
                                          =======   =======   ========   =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) BACKGROUND AND BASIS OF PRESENTATION

     Exchange Applications, Inc. and its subsidiaries (the "Company") is a provider of open, enterprise customer optimization software and solutions that enable businesses to maximize the economic value of their customers. The Company's Continuous Customer Management ("CCM") solution, including its VALEX software and related consulting and integration services, enables businesses to retain and expand existing profitable customer relationships and to acquire new customers by: (i) analyzing enterprise-wide databases of customer information;
(ii) identifying and prioritizing opportunities; (iii) creating customized streams of targeted, real-time, event-triggered customer communications, such as special offers, follow-up communications, special discounts, new products or service offerings and other marketing campaigns; (iv) selecting the most effective channels through which to communicate with customers, such as direct mail, call centers, the Internet and sales forces; and (v) continuously evaluating the impact of individual and collective customer communications on marketing strategies and customer profitability.

     The Company was incorporated in Delaware on November 7, 1996. Prior to incorporation, the Company operated as a division of two entities, Grant & Partners, Inc. ("GPI") and Grant & Partners L.P. ("GPLP").

     GPI was incorporated in June 1993 and was primarily engaged in providing management consulting services. In November 1994, the Company began operations when it acquired the rights to certain intellectual property and hired employees to commence the development of the VALEX software product.

     On March 28, 1995, GPI entered into a limited partnership agreement with Cyrk, Inc. ("Cyrk") to form GPLP. GPI, as the general partner, contributed all of its assets and liabilities to GPLP for a 50% limited partnership interest. Cyrk purchased the remaining 50% limited partnership interest in GPLP. Upon entering into the partnership agreement, GPI became a holding company, with no substantial operations.

     GPLP was established to provide marketing and customer management services for companies in a wide range of industries including retailing, transportation, banking and manufacturing. GPLP operated as two separate divisions, Exchange Applications ("EA") and Exchange Partners ("EP"). EA's focus was marketing program design and execution, customer database construction and software application development. EP's focus was providing a variety of management consulting services for marketing organizations.

     On November 15, 1996, the Company and GPLP entered into an assignment and assumption agreement whereby GPLP contributed EA to the Company in exchange for 2,300,000 shares of preferred stock ("Preferred Stock") of the Company. In addition, the Company issued 2,484,375 shares of common stock to certain employees. The Preferred Stock held by GPLP contained voting rights equal to two votes for each share of common stock into which the Preferred Stock would convert. As a result, GPLP held approximately 70% of the voting rights of the Company, thereby retaining a controlling interest in the Company.

     In March 1997, the Company restructured its ownership interests through the conversion of the 2,300,000 shares of Preferred Stock into 1,725,000 shares of common stock, the conversion of notes payable to related parties (Cyrk and GPLP) into 2,900,000 shares of Series A redeemable preferred stock ("Series A Preferred Stock") (see Note 10), the payment of $1,000,000 to discharge certain indebtedness to Cyrk, and the sale of 2,555,556 shares of Series B redeemable convertible preferred stock ("Series B Preferred Stock") to venture capital investors. As a result of the issuance of Series B Preferred Stock, GPLP and Cyrk's ownership of the Company

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES decreased to approximately 11% and 38%, respectively, on an as-converted basis. Accordingly, neither GPLP nor Cyrk retained a controlling interest in the Company.

     The accompanying consolidated financial statements prior to the formation of the Company represent the financial results of the EA division as included in the consolidated financial statements of GPLP from January 1, 1996 to November 14, 1996.

     General corporate overhead costs related to corporate headquarters and shared administrative support were allocated by GPI and GPLP to EA based on a number of factors, including, for example, personnel and space utilized. Management believes these allocations were reasonable and the costs of the services charged to the Company were not materially different from the costs that would have been incurred if the Company had performed these functions as a standalone entity.

(2) SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

  (a) Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances have been eliminated in consolidation.

  (b) Interim Financial Statements

     The accompanying consolidated financial statements as of March 31, 1998 and March 31, 1999 are unaudited but, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of results of operations for the interim period. Certain financial information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted with respect to the three-month periods, although the Company believes that the disclosures included are adequate to make the information presented not misleading. The results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the entire year.

  (c) Net Income (Loss) Per Share

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share, basic and diluted net loss per common share for the years ended December 31, 1996, 1997, 1998 and the three months ended March 31, 1998 is calculated by dividing the net loss applicable to common stockholders by the weighted average number of vested common shares outstanding (See Note 11(b)). The basic and diluted net loss per share for the year ended December 31, 1996 differs significantly from other periods presented as a result of the weighted average number of common shares outstanding, which was computed using 1,205,541 vested shares of common stock issued upon incorporation of the Company, November 15, 1996, weighted for the entire year ended December 31, 1996. Pro forma basic and diluted net loss per share is calculated by dividing net loss by the weighted average number of vested shares of common stock and preferred stock, on an as-converted basis, outstanding during the period.

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

     For the three months ended March 31, 1999 basic net income per common share is calculated by dividing the net income applicable to common stockholders by the weighted average number of vested common shares outstanding for the three months ended March 31, 1999. Dilutive net income per common share for the three months ended March 31, 1999 is calculated by dividing the net income applicable to common stockholders by the weighted average number of vested common shares outstanding and the dilutive effect of potential common shares, consisting primarily of outstanding stock options, as determined using the treasury stock method in accordance with SFAS No. 128.

     In accordance with SAB No. 98, the Company has determined that there were no nominal issuances of the Company's common stock prior to the Company's initial public offering. The following table reconciles the weighted average common shares outstanding to the shares used in the computation of basic and diluted and pro forma basic and diluted weighted average common shares outstanding:

                                                                              THREE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,              MARCH 31,
                                        ---------------------------------   ----------------------
                                          1996        1997        1998        1998         1999
                                        ---------   ---------   ---------   ---------   ----------
                                                                                 (UNAUDITED)
Weighted average common shares
  outstanding.........................    319,906   3,575,244   4,032,306   3,880,165    9,768,176
Less: Weighted average unvested common
  shares outstanding..................    164,736     655,469     219,913     341,001       36,076
                                        ---------   ---------   ---------   ---------   ----------
Basic weighted average common shares
  outstanding.........................    155,170   2,919,775   3,812,393   3,539,164    9,732,100
Add: Dilutive potential common shares
  from stock options and unvested
  common stock........................         --          --          --          --    1,872,749
                                        ---------   ---------   ---------   ---------   ----------
Diluted weighted average common shares
  outstanding.........................    155,170   2,919,775   3,812,393   3,539,164   11,604,849
                                        =========                                       ==========
Add: Weighted average common shares
  issuable upon conversion of
  preferred stock.....................              2,471,004   3,779,510   3,779,511
                                                    ---------   ---------   ---------
Pro forma basic and diluted weighted
  average common shares
  outstanding.........................              5,390,779   7,591,903   7,318,675
                                                    =========   =========   =========

     Diluted weighted average shares outstanding for all periods presented except March 31, 1999 exclude the potential common shares from stock options, unvested common stock and convertible preferred stock, because to include such shares would have been antidilutive. As of December 31, 1996, 1997, 1998, and March 31, 1998, 3,004,334, 5,598,003, 2,513,130 and 5,273,421 potential common shares were outstanding, respectively.

  (d) Cash Equivalents and Marketable Securities

     The Company accounts for cash equivalents and marketable securities in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Cash equivalents are short-term, highly liquid investments with original maturity dates of three months or less. Cash equivalents are carried at cost, which approximates fair market value. The Company's marketable securities are classified as available-for-sale and are recorded at fair value with any unrealized gain or loss recorded as an element of stockholders' equity (deficit). As of December 31, 1998 and March 31, 1999, the Company's marketable securities consisted of

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES investment-grade corporate bonds. As of March 31, 1999, the Company's marketable securities had an average remaining maturity date of 62 days. As of December 31, 1998 and March 31, 1999, the Company had recorded unrealized gains of approximately $8,000 and $5,000, respectively.

  (e) Long-Lived Assets

     In accordance with the provisions of SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, the Company evaluates the realizability of its long-lived assets at each reporting period based on projected future cash flows. As of December 31, 1997 and 1998 and March 31, 1999, the Company has determined that no material adjustment to the carrying value of its long-lived assets was required.

  (f) Software Development Costs

     The Company's VALEX software is highly technical and required a significant engineering and development effort. In accordance with SFAS No. 86, Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed, during 1994, 1995 and 1996, the Company capitalized certain software development costs relating to VALEX incurred from the date technological feasibility of the software development project had been established through June 1996. These costs were amortized over an estimated useful life of 18 months commencing with the general availability of the product in June 1996. For the years ended December 31, 1996, and 1997, the Company charged approximately $712,000 and $1,211,000, respectively, to the cost of software license fee revenues for the amortization of these costs. As of December 31, 1997, capitalized software development costs were fully amortized.

     The software development costs incurred subsequent to the commercial release of VALEX were primarily related to product enhancements and product maintenance. Consequently, software development costs that would otherwise be capitalized were not material and, therefore, were expensed as incurred.

  (g) Income Taxes

     The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. This statement requires the Company to recognize a current tax liability or asset for current taxes payable or refundable and to record a deferred tax asset or liability for the estimated future tax effects of temporary differences and carryforwards to the extent they are realizable. A deferred tax provision or benefit results from the net change in deferred tax assets and liabilities during the year. A deferred tax valuation allowance is required if it is "more likely than not" that all or a portion of the recorded deferred tax assets will not be realized.

  (h) Financial Instruments

     SFAS No. 107, Disclosure About Fair Value of Financial Instruments, requires disclosures about the fair value of financial instruments. Financial instruments consist principally of cash equivalents, marketable securities, accounts receivable, accounts payable, and redeemable preferred stock. The estimated fair value of these financial instruments approximates their carrying value.

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

  (i) Concentration of Credit Risk

     SFAS No. 105, Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash equivalents, marketable securities and accounts receivable. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. The Company performs periodic credit evaluations of its customers and has recorded allowances for estimated losses.

  (j) Foreign Currency

     The functional currencies of the Company's wholly owned subsidiaries in the United Kingdom and Australia are the local currencies. The financial statements of the subsidiaries are translated to United States dollars using period-end exchange rates for assets and liabilities and average exchange rates during the corresponding period for revenues, cost of revenues and expenses. Translation gains and losses are deferred and accumulated as a component of stockholders' equity (deficit). Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and were not significant during the periods presented.

  (k) Revenue Recognition

     The Company generates revenue from licensing the rights to use its software to end users and certain re-sellers. The Company also generates service and maintenance revenues from integrating its software with its customers' operating environments, the sale of maintenance services and the sale of certain other consulting and development services.

     The Company has recognized revenue in accordance with the provisions of Statement of Position ("SOP") No. 91-1, Software Revenue Recognition. In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued SOP 97-2, Software Revenue Recognition, which supercedes SOP 91-1 and is effective for transactions entered into for fiscal years beginning after December 15, 1997. The Company adopted the provisions of SOP 97-2 for the year ended December 31, 1997. The adoption of this statement did not have a material impact on the Company's results of operations or financial position.

     Revenues from software license fee agreements are recognized upon execution of a license agreement and delivery of the software, provided that the fee is fixed or determinable and deemed collectible by management. If conditions for acceptance are required subsequent to delivery, revenues are recognized upon customer acceptance. Revenues from software maintenance agreements are recognized ratably over the term of the maintenance period, which is typically one year. Revenues from professional service arrangements are recognized on either a time and materials or percentage-of-completion basis as the services are performed, provided that amounts due from customers are fixed or determinable and deemed collectible by management. Amounts collected or billed prior to satisfying the above revenue recognition criteria are reflected as deferred revenue or as customer deposits.

     Cost of software license fee revenues consists of costs to distribute the product, including the cost of the media on which it is delivered and royalty payments to third party vendors, as well as

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES the amortization of software development costs. Cost of service and maintenance revenues consists primarily of consulting and support personnel salaries and related costs.

     The Company provides for estimated warranty costs at the time software license fee revenue is recognized.

  (l) Accounting for Stock-Based Compensation

     In 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation. As permitted by SFAS No. 123, the Company has continued to account for employee stock options in accordance with Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and has included the pro forma disclosures required by SFAS No. 123 for all periods presented.

  (m) Comprehensive Income

     The Company has adopted SFAS No. 130, Reporting Comprehensive Income, which requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in stockholders' equity (deficit) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company has disclosed comprehensive income (loss) for all periods presented in the accompanying consolidated statements of stockholders' equity (deficit).

  (n) Post-retirement Benefits

     The Company has no obligations for post-retirement benefits.

  (o) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

(3) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, net of accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method to allocate the cost of property and equipment over their estimated useful lives. Property and equipment, at cost, and their estimated useful lives are as follows:

                                                    DECEMBER 31,
                                  ESTIMATED       ----------------     MARCH 31,
                                 USEFUL LIFE       1997      1998        1999
                              -----------------   ------    ------    -----------
                                                                      (UNAUDITED)
                                                          (IN THOUSANDS)
Computers and equipment.....       4 years        $  912    $1,906      $2,360
Furniture and fixtures......      10 years           307       532         640
Purchased software..........       3 years            60       827       1,116
Leasehold improvements......  Life of the lease       39       212         316
                                                  ------    ------      ------
                                                   1,318     3,477       4,432
Less -- Accumulated
  depreciation and
  amortization..............                         405       971       1,247
                                                  ------    ------      ------
                                                  $  913    $2,506      $3,185
                                                  ======    ======      ======

     Depreciation and amortization expense for the years ended December 31, 1996, 1997, and 1998, and the three months ended March 31, 1998 and 1999 was approximately $176,000, $275,000, $570,000, $87,000 and $276,000, respectively.

(4) ACCRUED EXPENSES

     Accrued expenses at December 31, 1997 and 1998 and March 31, 1999 consisted of the following:

                                               DECEMBER 31,
                                             ----------------     MARCH 31,
                                              1997      1998        1999
                                             ------    ------    -----------
                                                                 (UNAUDITED)
                                                     (IN THOUSANDS)
Payroll and related costs..................  $1,508    $2,481      $1,464
Royalties..................................     283        47          47
Other......................................   1,456     2,964       2,229
                                             ------    ------      ------
                                             $3,247    $5,492      $3,740
                                             ======    ======      ======

(5) INCOME TAXES

     The Company recorded a provision of $111,000 for the year ended December 31, 1998 for foreign income taxes on income earned by its subsidiary in the United Kingdom. No provision for federal or state income taxes was recorded for the years ended December 31, 1996, 1997, 1998, and the three months ended March 31, 1998, as the Company incurred net operating losses in those periods. The Company recorded a provision of $241,000, or 37% of net income before taxes, for the three months ended March 31, 1999. It is the Company's belief that 37% represents the expected effective income tax rate for 1999 after taking into account certain tax credits and the utilization of available net operating loss carry forwards.

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

     The Company had net operating loss carryforwards of approximately $2,180,000 at December 31, 1998 to reduce future income taxes, if any. These carryforwards expire through 2018 and are subject to review and possible adjustment by the Internal Revenue Service ("IRS").

     The Tax Reform Act of 1986 contains provisions that may limit the amount of net operating loss and credit carryforwards that the Company may utilize in any one year in the event of certain cumulative changes in ownership over a three-year period in excess of 50%, as defined. The Company believes it has experienced a change in ownership in excess of 50%. The Company does not believe that this change in ownership will significantly impact the Company's ability to utilize its net operating loss carryforwards.

     The approximate tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets are as follows:

                                                     DECEMBER 31,
                                                   ----------------
                                                   1997      1998
                                                   -----    -------
                                                    (IN THOUSANDS)
Nondeductible expenses and reserves..............  $ 465    $ 1,059
Net operating loss carryforwards.................    318        872
                                                   -----    -------
                                                     783      1,931
                                                   -----    -------
Valuation allowance..............................   (783)    (1,931)
                                                   -----    -------
     Net deferred tax asset......................  $  --    $    --
                                                   =====    =======

     It is the Company's objective to become a profitable enterprise and to realize the benefits of its deferred tax assets. However, in evaluating the realizability of these deferred tax assets, management has considered the Company's short operating history, the volatility of the market in which it competes and the operating losses incurred to date, and believes that given the significance of this evidence, a full valuation reserve against its deferred tax assets is required as of December 31, 1997 and 1998. The increase in the valuation allowance during these periods relates primarily to the Company's operating losses recorded.

(6) REVOLVING NOTE AGREEMENT

     In December 1997, the Company entered into a $2,000,000 revolving note agreement (the "Note") with a bank. Borrowings and the face amount of outstanding letters of credit are limited to 75% of qualified receivables. As of December 31, 1997 and 1998 and March 31, 1999, letters of credit totaling $945,000, $971,000, and $971,000, respectively, were outstanding. Borrowings under the Note bear interest at the bank's prime rate (7.75% at March 31,1999) plus .75% per annum, payable monthly in arrears. The Note, which expires May 31, 1999, is secured by substantially all assets of the Company. As of December 31, 1997 and 1998, and March 31, 1999 no borrowings were outstanding under the Note.

     Under the Note agreement as amended, the Company must comply with certain restrictive financial covenants. As of December 31, 1997 and 1998 the Company had received waivers from the bank for all events of default and the Company was compliant with all financial covenants as of March 31, 1999.

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

(7) RELATED PARTY TRANSACTIONS

  (a) Notes Payable

     As of December 31, 1996, the Company had outstanding demand notes payable totaling $2,960,000 to Cyrk and $274,000 to GPLP. These notes bore interest at the prime rate payable monthly in arrears. Interest expense on the demand notes payable amounted to approximately $193,000 and $43,000 for the years ended December 31, 1996 and 1997, respectively. On March 18, 1997, $1,000,000 of principal and accrued interest was repaid and the remaining principal balance on the Notes was converted into 2,900,000 shares of Series A Preferred Stock (see
Note 9).

  (b) Transactions with GPLP

     As discussed in Note 1, on November 15, 1996, the Company and GPLP entered into an assignment and assumption agreement whereby the Company received the EA business from GPLP in exchange for 2,300,000 shares of the Company's convertible preferred stock. At the date of transfer, the total liabilities of the EA business exceeded its total assets by approximately $1,700,000. GPLP contributed $870,000 of its advances to EA to the capital of the Company.

  (c) Exchange Marketing Group

     In March 1997, the Company entered into an employment termination agreement with an officer of the Company. Upon termination, the officer established Exchange Marketing Group ("EMG"). The Company repurchased 341,125 shares of common stock from the officer and six other employees who also terminated their employment with the Company.

     In March 1997, the Company loaned EMG $350,000, as evidenced by a note receivable. This note accrued interest at 9% per annum with quarterly interest payments due commencing June 30, 1997. This note and all accrued interest were repaid in February 1998.

(8) COMMITMENTS

  (a) Lease Obligations

     The Company leases certain equipment under agreements that are accounted for as capital leases and expire at various dates through year 2001. Interest rates on these leases range from 12.0% to 14.5%.

     The Company has certain non-cancellable operating leases for facilities and equipment. The operating leases expire at various dates through the year 2003. The Company has letters of credit outstanding with a bank (see Note 6) for $971,000 as collateral on its leased facilities and certain equipment. Total rent expense, net of sublease rent income, under these agreements was approximately $239,000, $399,000, $924,000, $138,000 and $488,000 for the years ended December 31, 1996, 1997, and 1998 and the three months ended March 31, 1998 and 1999, respectively.

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

     At December 31, 1998, the minimum lease commitments for all leased facilities and equipment with an initial or remaining term in excess of one year are as follows:

                                                  CAPITAL    OPERATING
                                                  LEASES      LEASES
                                                  -------    ---------
                                                     (IN THOUSANDS)
1999............................................   $246       $1,738
2000............................................    125        1,854
2001............................................     31        1,558
2002............................................     --        1,297
2003............................................     --          486
Thereafter......................................     --           --
                                                   ----       ------
     Total minimum payments.....................    402       $6,933
                                                              ======
Less -- Amount representing interest............     41
                                                   ----
     Principal obligation.......................    361
Less -- Current portion.........................    216
                                                   ----
                                                   $145
                                                   ====

     As of December 31, 1998, the Company had entered into two sublease agreements that will reduce rent expense by approximately $550,000, $355,000 and $236,000 for the years ended December 31, 1999, 2000 and 2001, respectively. For the year ended December 31, 1998 and the three months ended March 31, 1999, $291,000 and $138,000, respectively, of sublease rent income was included in the net rent expense above.

  (b) Royalty

     The Company licensed certain intellectual property from a third party, which has been integrated with VALEX, under a royalty-bearing agreement. Under the terms of the license agreement, the Company is required to pay royalties to the licensor totaling approximately $656,000 on the first $10,000,000 of cumulative VALEX license fees. In the second quarter of 1998, the aggregate sales of VALEX had exceeded the $10,000,000 limit. Accordingly, the Company has no further royalty obligation under this agreement. For the years ended December 31, 1996, 1997 and 1998, and the three months ended March 31, 1998 and 1999 the Company charged royalties of approximately $114,000, and $456,000, $86,000, $75,000 and zero, respectively, to the cost of software license fees relating to this agreement.

(9) PREFERRED STOCK

     At incorporation on November 7, 1996, the Company authorized 10,000,000 shares of $.001 par value Preferred Stock for future issuance in one or more series. On November 15, 1996, the Company issued 2,300,000 shares of Preferred Stock to GPLP in consideration for a capital contribution of $870,000, as discussed in Note 1 and Note 7(b).

     On March 18, 1997, the Company converted all of its previously outstanding shares of Preferred Stock into 1,725,000 shares of common stock. The Company then amended its certificate of incorporation to reduce the number of authorized shares of its $.001 par value preferred stock to 5,455,556 shares, of which 2,900,000 shares were designated as Series A Preferred Stock and 2,555,556 shares were designated Series B Preferred Stock. The 2,900,000 shares of Series A Preferred Stock were issued upon the conversion of $2,405,000 of notes payable to the related parties, as discussed in Note 7(a). The 2,555,556 shares of Series B

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

Preferred Stock were sold to venture capital investors at a price of $1.565 per share, with net proceeds to the Company of $3,888,000.

     On December 4, 1997, the Company authorized an additional 1,223,954 shares of $.001 par value Preferred Stock and designated these shares as Series C Convertible Preferred Stock ("Series C Preferred Stock"). The 1,223,954 shares of the Series C Preferred Stock were sold to venture capital investors at a price of $3.268 per share, with net proceeds to the Company of $3,987,000.

     The Company loaned $125,000 to an officer for the purchase of approximately 38,000 shares of Series B Preferred Stock from another stockholder. The loan is evidenced by a note that bears interest at the prime rate and is secured by the 38,000 shares of Series B Preferred Stock the officer purchased. The Company has accounted for this loan as a stock subscription receivable classified as Due from Officer in the accompanying consolidated statements of stockholders' equity (deficit) as of December 31, 1997 and 1998.

     The rights and preferences of the Company's preferred stock, prior to its conversion to common stock upon completion of the Company's December 14, 1998 initial public offering, were as follows:

  Dividends

     Each outstanding share of Series A Preferred Stock accrued a cumulative annual dividend of 8.25%. Holders of Series B Preferred Stock and Series C Preferred Stock were entitled to a proportionate share of any cash or noncash common stock dividend as though they were holders of the number of shares of common stock into which their shares were convertible as of the date declared. No dividends were declared. The Company provided for Series A Preferred Stock cumulative dividends by accreting charges against the accumulated deficit with corresponding increases to the carrying value of the Series A Preferred Stock. Such increases aggregated approximately $189,000, $180,000 and $60,000 for the years ended December 31, 1997 and 1998, and the three months ended March 31, 1998, respectively.

  Liquidation Preference

     Upon liquidation, the holders of Series C Preferred Stock were entitled to receive $3.268 per share, plus all accrued or declared but unpaid dividends, prior to any distribution to any holder of any share of any other class or series of capital stock. If available assets were sufficient to permit payment of the full preferential amounts on the Series C Preferred Stock, then holders of Series B Preferred Stock were entitled to receive out of any additional assets up to $1.565 per share, plus all accrued or declared but unpaid dividends, and then holders of Series A Preferred Stock were entitled to receive out of any additional assets up to $1.00 per share, plus all accrued or declared but unpaid dividends. If the assets available for distribution with respect to any such series of capital stock were insufficient to permit the payment of the full preferential amount on such series, as described above, then the holders of such series would share ratably on the distribution of assets within that series of stock. If the remaining assets of the Company permit a distribution to common stockholders, then holders of Series B Preferred Stock were entitled to share ratably in such distribution with the holders of common stock as if their shares had been converted to common stock.

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

  Redemption

     The Company had the right at any time to redeem all or any portion of the shares of Series A Preferred Stock then outstanding at $1.00 per share, plus all accrued or declared but unpaid dividends. The number of shares to be redeemed by each holder would have been be equal to each specific holder's pro rata share of the total amount outstanding.

     If upon any redemption of Series A Preferred Stock the assets available for redemption were insufficient to pay to the holders of Series A Preferred Stock the full redemption value, the holders of a majority of Series A Preferred Stock may have elected (i) that no redemption be made (in which event all rights in respect of the shares to be redeemed shall continue in full force and effect) or
(ii) that the holders would share ratably in the redemption according to the respective amounts which would have been payable to them.

     Upon an IPO with gross proceeds of at least $20,000,000 at an offering price per common share such that the amount obtained by multiplying such offering price by the number of common stock equivalents, as defined, outstanding immediately after such offering would be at least $130,000,000 (a "Qualified Offering"), all shares of Series A Preferred Stock would be automatically canceled and the shares outstanding prior to such closing would no longer be deemed to be outstanding.

     In the event that the Company completed an IPO that was not a Qualified Offering, holders of Series A Preferred Stock would have had the option to redeem all shares held for $0.50 per share plus fifty percent of all accrued or declared but unpaid dividends. All shares surrendered under such redemption would have been canceled. Subsequent to redemption, all rights in respect of the Series A Preferred Stock, except the right to receive the liquidation preference, would have ceased and terminated, and such shares would no longer be deemed to have been outstanding.

     On December 14, 1998, the Company completed an IPO that satisfied the conditions of a Qualified Offering. Accordingly, Series A Preferred Stock was reclassified to $3,269,000 of additional paid-in capital and the Series B Preferred Stock, at a redemption value of $4,000,000, was converted into 2,555,556 shares of Common Stock without any cash payment required to be made to the holders of Series B Preferred Stock.

  Voting

     Holders of Series A Preferred Stock did not have voting rights. Each share of Series B and Series C Preferred Stock voted ratably with the common stockholders as if their shares had been converted to common stock.

  Conversion

     Holders of Series B and Series C Preferred Stock had the option to convert any such shares into common shares at any time. Upon a conversion of each share of Series B and Series C Preferred Stock, the number of common shares to be issued was an amount equal to their respective liquidation preferences divided by the product of the number of shares being converted and the conversion price at that time, as defined.

     The conversion price initially would have been the respective per share liquidation preference for each series of preferred stock and was subject to adjustment in the event that common stock or common stock equivalents were issued for less per share than the conversion price, subject to certain exceptions.

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

     Upon closing of the Company IPO on December 14, 1998, all outstanding shares of preferred stock were automatically converted into 3,779,510 shares of common stock and all rights with respect to the preferred stock were automatically waived upon conversion.

(10) REDEEMABLE PREFERRED STOCK

     The following is a summary of the activity for the Series A and Series B Preferred Stock:

                                         SERIES A                  SERIES B
                                        REDEEMABLE          CONVERTIBLE REDEEMABLE
                                      PREFERRED STOCK           PREFERRED STOCK
                                  -----------------------   -----------------------     TOTAL
                                  NUMBER OF    REDEMPTION   NUMBER OF    REDEMPTION   REDEMPTION
                                    SHARES       VALUE        SHARES       VALUE        VALUE
                                  ----------   ----------   ----------   ----------   ----------
                                                (IN THOUSANDS, EXCEPT SHARE DATA)
Balance, December 31, 1996......          --    $    --             --    $    --      $    --
  Conversion of notes payable to
     related parties into Series
     A Preferred Stock..........   2,900,000      2,405             --         --        2,405
  Issuance of Series B Preferred
     Stock......................          --         --      2,555,556      4,000        4,000
  Accretion of discount and
     dividends on Series A
     Preferred Stock............          --        684             --         --          684
                                  ----------    -------     ----------    -------      -------
Balance, December 31, 1997......   2,900,000      3,089      2,555,556      4,000        7,089
  Accretion of dividends on
     Series A Preferred Stock...          --        180             --         --          180
  Retirement of Series A
     Preferred Stock............  (2,900,000)    (3,269)            --         --       (3,269)
  Conversion of Series B
     Preferred Stock to common
       stock....................          --         --     (2,555,556)    (4,000)      (4,000)
                                  ----------    -------     ----------    -------      -------
Balance, December 31, 1998......          --    $    --             --    $    --      $    --
                                  ==========    =======     ==========    =======      =======

     During 1997, the Company issued Series A Preferred Stock at a discount of $495,000 from its redemption value. The Company accreted this discount to the Series A Preferred Stock through a charge to accumulated deficit upon issuance.

(11) STOCKHOLDERS' EQUITY (DEFICIT)

  (a) Common Stock

     At incorporation, the Company authorized 10,000,000 shares of $.001 par value common stock. In March 1997 and December 1997 and July 1998, the Company amended its certificate of incorporation to increase the number of authorized shares of $.001 par value common stock to a total of 30,000,000 shares.

     The Company has reserved 3,724,963 shares of common stock for the issuance of stock options under the 1996 Stock Incentive Plan. On July 15, 1998, the Company reserved an additional 3,000,000 shares of common stock in connection with the adoption of the 1998 Stock Incentive Plan, an Employee Stock Purchase Plan and a Directors' Stock Option Plan.

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

  (b) Restricted Common Stock

     At incorporation, the Company issued 2,484,375 shares of common stock to the Company's founders and employees at $.001 per share, the fair market value as determined by the Board of Directors at the time of issuance.

     In connection with the issuance of common stock, the Company and two of its founders signed a Founder Restricted Stock Agreement (the "Founder Agreement"). These shares vested 50% immediately with the balance vesting ratably on an annual basis through January 1, 1999.

     As provided in the Founder Agreement, if the employment of the founders is terminated, the Company has the option (the "Company Option") to purchase their unvested stock. This Company Option shall be exercisable by the Company at a price equal to the lesser of the issue price or the fair market value of the stock as determined by the Board of Directors. In March 1997, one of the founders terminated employment, resulting in the Company's repurchase of unvested common shares (see Note 7(c)).

     In addition, on November 15, 1996, the Company and all of its employees holding common stock, excluding the two founders, signed restricted stock agreements (the "Restricted Stock Agreements") providing for shares issued from the 1996 Stock Incentive Plan to vest retroactively, 25% on the respective employee's date of hire with an additional 25% on each anniversary thereafter.

     According to the Restricted Stock Agreements, if an employee ceases to provide services to the Company either as a consultant or employee prior to the third anniversary of the date of hire, the Company has the right to repurchase the unvested stock from the employee at the price paid by the employee.

     In the event of a change of control, as defined, all remaining unvested stock held by the founders and employees issued under the Founder Agreement and Restricted Stock Agreements shall be deemed vested and the Company's options to repurchase unvested shares of restricted common stock shall immediately terminate. The completion of the Company's initial public stock offering in December 31, 1998 did not constitute a change of control under the Founder Agreement or any of the Restricted Stock Agreements.

     In March 1997, the Company repurchased 341,125 shares of unvested common stock at $.001 per share from an officer and six employees who terminated their employment with the Company. (See Note 7(c)). As of March 31, 1999 the Company has repurchased an additional 23,880 shares of unvested common stock at $.001 per share since March 1997 from other terminated employees.

(12) STOCK OPTIONS

     In November 1996, the Company adopted the 1996 Stock Incentive Plan (the 1996 Plan), which provides for the grant of incentive stock options, nonqualified stock options and restricted common stock to officers, employees and directors who are also employees of the Company. Non-employee directors and outside consultants to the Company are eligible to receive nonqualified options and restricted common stock only.

     The 1996 Plan is administered by the Board of Directors, which determines the fair market value and the purchase price for such options. Options generally vest over a four-year period and expire 10 years from the date of grant. Restricted common stock awards entitle recipients to purchase shares of the Company's common stock subject to restrictions concerning the sale, transfer and other disposition of the shares issued until such shares are vested. The shares subject

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES to options that expire or are not exercised for other reasons, or any restricted common stock that is repurchased by the Company will be available for future grant under the 1996 Plan.

     In addition, the 1996 Plan provides for the granting of time accelerated incentive stock options. During 1997 and 1998, approximately 608,000 time accelerated incentive stock options were granted to certain employees. These options vest and become exercisable 25% annually upon the achievement of certain performance criteria (the "Criteria") as approved by the Company on an annual basis, or after a predetermined number of years from the date of grant. The Criteria, which are set each year by the Board of Directors, allows for vesting upon the achievement of the Criteria as of December 31 for that year.

     On July 15, 1998, the Board of Directors and stockholders approved (i) the adoption of the 1998 Stock Incentive Plan (the "1998 Plan") pursuant to which 2,700,000 additional shares of the Company's common stock have been reserved for future issuance, (ii) the adoption of an Employee Stock Purchase Plan pursuant to which 200,000 shares of the Company's common stock have been reserved for future issuance, (iii) the adoption of a Directors' Stock Option Plan pursuant to which 100,000 shares of the Company's common stock have been reserved for future issuance.

     The 1998 Plan is administered by the Board of Directors, which determines the fair market value and the purchase price for such options. Options generally vest over a four-year period and expire 10 years from the date of grant. Restricted common stock awards entitle recipients to purchase shares of the Company's common stock subject to restrictions concerning the sale, transfer and other disposition of the shares issued until such shares are vested. The shares subject to options that expire or are not exercised for other reasons, or any restricted common stock that is repurchased by the Company will be available for future grant under the 1998 Plan.

     In addition, the 1998 Plan provides for the granting of time accelerated incentive stock options. To date, approximately 340,000 time accelerated incentive stock options were granted to certain employees. These options vest and become exercisable 25% annually upon the achievement of certain performance criteria (the "Criteria") as approved by the Company on an annual basis, or after a predetermined number of years from the date of grant. The Criteria, which are set each year by the Board of Directors, allows for vesting upon the achievement of the Criteria as of December 31 for that year.

     To date, no grants have been made out of the Employee Stock Purchase Plan or the Directors' Stock Option Plan.

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

     Stock option activity under the 1996 Plan and the 1998 Plan through March 31, 1999 is as follows:

                                        NUMBER OF      RANGE OF       WEIGHTED AVERAGE
                                         SHARES     EXERCISE PRICES    EXERCISE PRICE
                                        ---------   ---------------   ----------------
Outstanding, December 31, 1995........         --   $            --        $   --
  Granted.............................    968,575             0.001         0.001
  Exercised...........................   (968,575)            0.001         0.001
                                        ---------   ---------------        ------
Outstanding, December 31, 1996........         --                --            --
  Granted.............................  1,449,475     0.65 -   1.35          0.74
  Exercised...........................    (10,096)             0.65          0.65
  Canceled............................    (40,154)    0.65 -   0.85          0.66
                                        ---------   ---------------        ------
Outstanding, December 31, 1997........  1,399,225     0.65 -   1.35          0.74
  Granted.............................  1,251,000     1.35 -  14.50          7.43
  Exercised...........................    (84,210)    0.65 -   1.35          0.69
  Canceled............................    (99,107)    0.65 -  14.50          1.80
                                        ---------   ---------------        ------
Outstanding, December 31, 1998........  2,466,908     0.65 -  11.00          4.09
  Granted.............................    437,750    17.00 -  19.50         17.27
  Exercised...........................    (66,817)    0.65 -  10.00          0.97
                                        ---------   ---------------        ------
Outstanding, March 31, 1999
  (unaudited).........................  2,837,841   $ 0.65 - $19.50        $ 6.29
                                        =========   ===============        ======
Exercisable, March 31, 1999
  (unaudited).........................    710,318   $ 0.65 - $11.00        $ 2.05
                                        =========   ===============        ======

     The range of exercise prices for options outstanding and options exercisable at March 31, 1999 is as follows:

                                     OPTIONS OUTSTANDING
                          ------------------------------------------
                                                          WEIGHTED
                                                           AVERAGE         OPTIONS EXERCISABLE
                                                          REMAINING    ----------------------------
                                           WEIGHTED      CONTRACTUAL                    WEIGHTED
                            OPTIONS        AVERAGE          LIFE         OPTIONS        AVERAGE
RANGE OF EXERCISE PRICES  OUTSTANDING   EXERCISE PRICE     (YEARS)     EXERCISABLE   EXERCISE PRICE
------------------------  -----------   --------------   -----------   -----------   --------------
      $0.65-$0.85          1,086,591        $ 0.69          8.26         497,881         $ 0.69
          1.35               211.100          1.35          8.68          59,983           1.35
       3.50-3.85             299,225          3.62          8.92          72,631           3.63
          6.50                56,200          6.50          9.00          10,850           6.50
      10.00-11.00            746,975         10.11          9.51          68,973          10.07
      17.00-19.50            437,750         17.86          9.90              --             --
     -------------         ---------        ------          ----         -------         ------
      $0.65-$19.50         2,837,841        $ 6.29          8.96         710,318         $ 2.05
     -------------        ----------    -----------      --------      -----------   -----------
     -------------        ----------    -----------      --------      -----------   -----------

     In connection with certain stock option grants in 1997 and 1998, the Company has recorded a total of $1,101,000 of deferred compensation, which is being amortized and charged to operations over the four-year vesting period of the related options. Total option-related compensation expense pertaining to these grants was $14,000, $241,000, $63,000 and $68,000 for the years ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999, respectively.

     On November 10, 1998 the Company amended the terms of all Stock Option Agreements granted between May 1, 1998 and September 30, 1998 whereby the exercise prices on options to purchase 319,100 shares of common stock were reduced to $10.00 per share.

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

     The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted during 1996, 1997 and 1998 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average assumptions used were as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                     -----------------------------    MARCH 31,
                                                      1996       1997       1998        1999
                                                     -------    -------    -------    ---------
Risk-free interest rate............................     6.30%      5.96%      5.40%       5.07%
Expected dividend yield............................       --         --         --          --
Expected lives.....................................  4 years    4 years    4 years     4 years
Expected volatility................................       76%        79%        79%         79%
Weighted average grant date fair value.............   $0.002      $0.46      $2.45       $10.48

     Had compensation expense for the Company's stock option plans been determined consistent with SFAS No. 123, net income (loss) and net income (loss) per share applicable to common stockholders would have been approximately as follows:

                                                                                THREE MONTHS
                                                                                   ENDED
                                                 YEARS ENDED DECEMBER 31,        MARCH 31,
                                                ---------------------------   ----------------
                                                 1996      1997      1998      1998      1999
                                                -------   -------   -------   -------   ------
                                                 (IN THOUSANDS, EXCEPT PER      (UNAUDITED)
                                                        SHARE DATA)
As reported --
  Net income (loss) applicable to common
     stockholders.............................  $(1,606)  $(3,297)  $(1,156)  $  (507)  $  410
                                                =======   =======   =======   =======   ======
  Diluted net income (loss) per share
     applicable to common stockholders........  $(10.35)  $ (1.13)  $ (0.30)  $ (0.14)  $ 0.04
                                                =======   =======   =======   =======   ======
Pro forma --
  Net loss applicable to common
     stockholders.............................  $(1,607)  $(3,469)  $(3,364)  $(1,082)  $ (799)
                                                =======   =======   =======   =======   ======
  Diluted net loss per share applicable to
     common stockholders......................  $(10.36)  $ (1.19)  $ (0.88)  $ (0.31)  $(0.08)
                                                =======   =======   =======   =======   ======

(13) EMPLOYEE BENEFIT PLAN

     The Company has a qualified 401(k) savings plan (the "401(k) Plan") covering all of the Company's eligible full-time employees. Under this plan, participants may elect to defer a portion of their compensation, subject to certain IRS limitations. The Company does not currently provide employer matching contributions under the 401(k) Plan.

(14) SEGMENT AND ENTERPRISE WIDE REPORTING

     The Company has adopted SFAS No. 131 Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131) in the fiscal year ended December 31, 1998. SFAS No. 131 requires certain financial and supplementary information to be disclosed on an annual and interim basis of each reportable segment of an enterprise. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate discrete financial information is evaluated regularly by the chief operating decision maker or decision making group, in deciding how to allocate resources and assess performance. Unless impracticable, companies are required to restate prior period information upon adoption. To date, the Company has viewed its operations and managed its business as principally one segment. As a result, the financial information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment as a provider of application software.

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

     Revenues by geographic destination as a percentage of total revenues are as follows:

                                         YEARS ENDED           THREE MONTHS
                                         DECEMBER 31,        ENDED MARCH 31,
                                     --------------------    ----------------
                                     1996    1997    1998    1998       1999
                                     ----    ----    ----    -----      -----
                                                               (UNAUDITED)
United States......................   96%     86%     68%      67%        55%
United Kingdom.....................   --       5      14       18          3
Canada.............................    4       8      14       15          9
Other..............................   --       1       4       --         33
                                     ---     ---     ---      ---        ---
                                     100%    100%    100%     100%       100%
                                     ===     ===     ===      ===        ===

     The Company established a foreign subsidiary in the United Kingdom in July 1997 and in Australia in April 1998. Operations in various geographic areas, since the inception of that entity, are summarized as follows:

                             UNITED    UNITED
                             STATES    KINGDOM   AUSTRALIA   ELIMINATIONS   CONSOLIDATED
                             -------   -------   ---------   ------------   ------------
Year Ended December 31,
  1997
  Total revenues...........  $12,092   $  577     $   --            --        $12,669
                             =======   ======                                 =======
  Net loss.................  $(2,586)  $  (27)    $   --            --        $(2,613)
                             =======   ======                                 =======
  Identifiable assets......  $11,078   $  925     $   --       $  (603)       $11,400
                             =======   ======                  =======        =======
Year Ended December 31,
  1998
  Total revenues...........  $21,415   $4,764     $  304       $(1,707)       $24,776
                             =======   ======     ======       =======        =======
  Net income (loss)........  $(1,106)  $  474     $ (345)      $    --        $  (976)
                             =======   ======                                 =======
  Identifiable assets......  $31,221   $2,127     $  367       $(1,924)       $31,791
                             =======   ======     ======       =======        =======
Three months ended March
  31, 1998 (unaudited)
  Total revenues...........  $ 4,270   $  878     $   --       $  (357)       $ 4,791
                             =======   ======                                 =======
  Net income (loss)........  $  (542)  $   95     $   --       $    --        $  (447)
                             =======   ======                                 =======
  Identifiable assets......  $ 9,630   $2,769     $   --       $(1,088)       $11,311
                             =======   ======                  =======        =======
Three months ended March
  31, 1999 (unaudited)
  Total revenues...........  $ 7,553   $  675     $  597       $  (505)       $ 8,320
                             =======   ======     ======       =======        =======
  Net income (loss)........  $   955   $ (557)    $   12       $    --        $   410
                             =======   ======     ======                      =======
  Identifiable assets......  $31,799   $  943     $1,507       $(2,675)       $31,574
                             =======   ======     ======       =======        =======

     Information with respect to the year ended December 31, 1996 are not presented as the Company had no foreign operations during that period.

                  EXCHANGE APPLICATIONS, INC. AND SUBSIDIARIES

     The following table summarizes the number of customers that individually comprise greater than 10% of total revenue and/or total accounts receivable and their aggregate percentage of the Company's total revenues and accounts receivable.

                                                   REVENUE               ACCOUNTS RECEIVABLE
                                           -----------------------    --------------------------
                                                        PERCENT OF                  PERCENT OF
                                           NUMBER OF      TOTAL       NUMBER OF    TOTAL ACCOUNT
                                           CUSTOMERS     REVENUE      CUSTOMERS     RECEIVABLES
                                           ---------    ----------    ---------    -------------
FOR THE YEAR ENDED --
December 31, 1996........................      3            41%           4             74%
December 31, 1997........................      2            56            2             66
December 31, 1998........................      1            13            3             47
FOR THE THREE MONTHS ENDED --(UNAUDITED)
March 31, 1998...........................      4            71            4             55
March 31, 1999...........................      1            18            2             33

(15) ALLOWANCE FOR DOUBTFUL ACCOUNTS

     A summary of the allowance for doubtful accounts is as follows:

                                                   DECEMBER 31,
                                               ---------------------     MARCH 31,
                                               1996     1997    1998       1999
                                               -----    ----    ----    -----------
                                                                        (UNAUDITED)
                                                          (IN THOUSANDS)
Balance, beginning of period.................  $  75    $ 43    $206       $287
  Provision for doubtful accounts............     99     180     130         --
  Write-offs.................................   (131)    (17)    (49)        --
                                               -----    ----    ----       ----
Balance, end of period.......................  $  43    $206    $287       $287
                                               =====    ====    ====       ====

                       CUSTOMER RELATIONSHIP OPTIMIZATION

     Exchange Applications' Continuous Customer Management solution is designed to enable businesses to maximize the profitability of their customer relationships. Full potential is achieved by allocating marketing investments to most effectively aquire new customers, expand the profitability of existing customers and retain customers longer.

                                   [ART WORK]


     Businesses use VALEX to run campaigns designed to maximize profitability by focusing on key elements of a customer relationship. In the "ACQUIRE" cycle, a prospect is contacted via direct mail, resulting in the acquisition of a new customer. In the "EXPAND" cycle, VALEX identifies high potential cross-selling opportunities to expand customer relationships with additional product sales. In the "RETAIN" cycle, VALEX automatically executes a statistical model, notifying a customer-care organization that the customer is at risk of leaving, and enables that customer to be contacted and encouraged to stay. Customer optimization is achieved by simultaneously executing hundreds of these campaigns and continuously monitoring customers to maximize their profitability across the enterprise.

================================================================================

                                3,000,000 SHARES

                          [EXCHANGE APPLICATIONS LOGO]

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                                 BT ALEX. BROWN

                               HAMBRECHT & QUIST

                          ADAMS, HARKNESS & HILL, INC.

                           SOUNDVIEW TECHNOLOGY GROUP

                                  June 4, 1999

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

================================================================================